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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pearson

PROCESSED APR 13 2004 THOMSON FINANCIAL

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4019 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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OICF/BY: dw

DAT : 4/12/04

Pearson Annual Report 2003

82-4019

ARLS

04 APR -7 AM 7:21 12-31-03


PEARSON

Financial highlights

	2003 £m	$m	2002 £m	$m	Change – underlying %	Change – constant currency %	Change – headline %
Sales	4,048	*7,246*	4,320	*7,733*	(4)	(2)	(6)
Business performance*							
Operating profit	490	*877*	493	*882*	0	5	(1)
Profit before tax	410	*734*	399	*714*		8	3
Adjusted earnings per share	32.0p	*57.3¢*	30.3p	*54.2¢*		11	6
Operating free cash flow	210	*376*	305	*546*			(31)
Free cash flow	192	*344*	215	*385*			(11)
Operating margin	12.1%		11.4%				
Return on invested capital	6.3%		6.0%				
Statutory results							
Operating profit	226	*405*	143	*256*			58
Profit/(loss) before tax	152	*272*	(25)	*(45)*			–
Basic earnings/(loss) per share	6.9p	*12.4¢*	(13.9)p	*(24.9)¢*			–
Dividends per share	24.2p	*43.3¢*	23.4p	*41.9¢*			3
Net borrowings	1,361	*2,436*	1,408	*2,520*			(3)

* Continuing operations adjusted to exclude goodwill (2003: £(264)m; 2002: £(340)m), integration costs (2003: £nil; 2002: £(10)m), non-operating items (2003: £6m; 2002: £(37)m) and net finance costs (2003: £nil; 2002: £(37)m).

Contents

PEARSON

At Pearson, we feed the mind and fire the imagination.
We have world-leading businesses in education, consumer publishing and business information. Through our books, newspapers and online services, we educate, entertain and inform millions of people every day.
In a world where people depend on knowledge and brain-power to succeed, we believe we're in a great business.

Sales: total £4,048m *$7,246m*

By sector


School: £1,176m (29%) *$2,105m*
Higher Education: £772m (19%) *$1,382m*
Professional: £503m (12%) *$900m*
FT Group: £757m (19%) *$1,355m*
Penguin: £840m (21%) *$1,504m*

By geography


North America: £2,742m (68%) *$4,908m*
United Kingdom: £474m (12%) *$848m*
Continental Europe: £463m (11%) *$829m*
Asia Pacific: £255m (6%) *$457m*
Rest of the World: £114m (3%) *$204m*

Operating profit: total £490m *$877m*

By sector


School: £127m (26%) *$227m*
Higher Education: £148m (30%) *$265m*
Professional: £38m (8%) *$68m*
FT Group: £86m (17%) *$154m*
Penguin: £91m (19%) *$163m*

By geography


North America: £466m (87%) *$834m*
Asia Pacific: £33m (6%) *$59m*
Continental Europe: £29m (5%) *$52m*
Rest of the World: £8m (2%) *$14m*

Note: Adjusted operating profit, see note 2 below.

Note: United Kingdom operating loss excluded = £(46)m *$(82)m*.

Throughout this report (unless otherwise stated):

1. Growth rates are given on an underlying basis, excluding the impact of currency movements and portfolio changes. In 2003, portfolio changes increased revenues by £89m and profits by £24m, while currency movements reduced revenues by £181m and profits by £27m.
2. Adjusted figures are presented as additional measures of business performance. They are stated before goodwill, integration costs and non-operating items. Goodwill is amortised over no more than 20 years. Business performance measures are non-GAAP measures for UK reporting. Reconciliations of operating profit, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under UK GAAP are included in notes 2, 9 and 27.
3. The value of the dollar has been translated at the year end rate; $1.79: £1 sterling.

Chairman's statement

Our transformation is beginning to pay off

Dear fellow shareholder,

It is now a little over seven years since we set off on our journey to transform Pearson from a wide-ranging conglomerate into a world-leading content company. At that time, like many of you, I invested in the shares, convinced that Pearson had the assets and plans to prosper in the long term.



Dennis Stevenson Chairman

So I shared your excitement when the exuberance of the late 1990s propelled them over £20, and your concern as the gloom of the early 21st Century brought them back down.

Progress

Today I am more convinced than ever that this business is in good shape. In those seven years we've turned three companies in education, business information and consumer publishing into world leaders. We've put ourselves in pole position to benefit from a fundamental change in all our lives: the premium on skills and knowledge in a brain-powered world.

The past couple of years have been tough for many businesses, and some of ours have felt the chill. But the board is proud of what the company has achieved – and the way it has behaved – throughout this period. We have made no compromises in maintaining and improving the quality of our products, and Marjorie and the management team have continued to execute our well-defined long-term strategy.

Their determination to stick to that strategy while, at the same time, relentlessly taking the tough decisions to enable it to succeed is paying off. As Marjorie describes, we made progress on our financial and operating goals in 2003, despite the trading challenges. We think we'll make more progress in 2004, even though our markets still look tough.

And we are now at the point where we can look ahead and see many possibilities for rapid growth in 2005 and beyond. The trading conditions that made life tough for us in the past three years are beginning – *just* beginning – to move back in our favour.

Governance

We have put in a great deal of effort this year to implement the new Combined Code a year earlier than required. We summarise our approach to governance in the Directors' report. It has not changed a great deal since we are already fulfilling the vast majority of the Code provisions. Any shareholder who would like to see a full account of how we comply or explain can find it on our website (www.pearson.com/investor/corpgov.htm) or by ringing our Company Secretarial department on +44 20 7010 2257 or 2253.

We along, I hope, with the majority of companies have taken a great deal of trouble to comply with the new Code and, in the few cases where we judge compliance to be against the shareholders' interest, to explain in a full way. While a supporter of the new Code, I have one lingering worry: a 'box-ticking' approach to compliance with the new Code on the part of a sufficient number of institutional investors would run the risk of undermining the entire effort.

If any shareholder has any questions or concerns about any aspect of our governance or compliance, please contact me directly on my personal e-mail address, dennis68pm@aol.com.

People

As always, every step of our progress has come about through the efforts of more than 30,000 talented people all around Pearson. We thank them for their commitment to the company and we'd like you to read about some of the extraordinary things they have achieved on pages 16 to 19.

The vast majority of our people are shareholders in the company and I am as sure as I can be that they, like you, will have every reason to feel confident about their investment in Pearson over the coming years.

Dennis Stevenson, Chairman

Chief executive's review

The value of knowledge



Marjorie Scardino Chief executive

What is the value of knowledge? In dark places, knowledge puts the light on. Knowledge makes economic systems work, countries prosper, people succeed. But knowledge isn't a universally available power source.

Today, only 30% of the people in the world can read. Only one in a hundred has a college education. Those who do can earn three times what someone who hasn't finished secondary school can. That's why an increasing number of children in the world's most populous countries are in school: more than 60% of children in China; 50% in India; more than 80% in Russia; and 95% in America. This worldwide yearning for knowledge will electrify our future.

Since 1997 we've been working on building Pearson in an environment in which knowledge is power and we provide some of the fuel. The last few years have been hard on parts of our business, and on our shareholders. But in 2003 we made good headway and we're confident

Average salary $
By level of education, 2000
Source: US Department of Commerce


a. Less than 9th grade
b. 9th to 12th grade, no completion
c. Graduated high school
d. Some college, no degree
e. Associate degree
f. Bachelor
g. Master
h. Professional
10,823
13,605
20,718
25,718
29,174
37,729
47,772
71,098
a
b
c
d
e
f
g
h

Children in secondary education %
In the world's eight most populated countries
Source: DK/FT World Desk Reference


a. US
b. Russia
c. China
d. Indonesia
e. India
f. Bangladesh
g. Pakistan
h. Brazil
95
83
63
57
49
46
24
20
a
b
c
d
e
f
g
h

we'll do that in the years ahead, too. There are two qualities that we think will be crucial to our progress:

1) A coherent company with one focus and one set of values If you've been an investor in Pearson for very long (and many of us have), you know what we've been doing to change the company: adding and subtracting, planting and pruning until we had businesses that made sense together, that were more productive and innovative because they had things to share.

At the same time, we've been trying to give those businesses an environment that not only attracts the best people, but also makes their collaboration an everyday event.

That work takes a common set of goals and values. Our main aims relate to the larger world of what we do – teaching children to read; helping adults get new skills; providing the best business intelligence; helping citizens and governments function better; helping people acquire knowledge that consists of facts *and* understanding.

As you will have seen before, and as you'll see elsewhere in this annual report, we value three qualities above all: bravery, imagination and decency. To us, those aren't just run-of-the-mill words: they guide our decision-making and our behaviour.

But do they matter to our prosperity as a company? We believe so.

2) A company that reaches its financial goals We understand very well that our financial goals are the ones that make all the others attainable, and we see more and more evidence of that interplay.

Since 2000, the coherence of our set of businesses that share assets and systems and ideas has allowed us to reduce our costs significantly. About a quarter of our senior managers have worked for more than one Pearson business. Last year we sold more than £250m of products and services that were created by the combination of two or more parts of Pearson working together, and that collaboration is growing.

To continue to reach our financial goals, we need to get two seemingly simple things right: we need to make our operations more efficient, and we need to make and sell better products and services than our competitors. We've been working hard on both areas.

More efficient operations Over the past three years we've been steadily reducing costs, making better use of our working capital, assessing our investments with more rigour, improving our processes and discipline. In general, we've been getting better – leaner and more fit – at running the machinery of our company.

Fatter margins Operating margin %


Pearson Education
Penguin
FT Group
Pearson
11.8
12.8
10.4
10.8
11.0
11.4
10.9
11.4
12.1
01
02
03
01
02
03
01
02
03
01
02
03

Of course, our most urgent work has been on the fitness of our more cyclical businesses – the ones that have had the most challenges in the unforgiving business climate of the last three years. We've reduced costs in our newspapers, in the technology publishing businesses, and in digital learning by more than £200m altogether.

All around the company and all around the world, we've been taking out layers and trying to use the clout of our size and expertise to best advantage. We've combined our international book businesses, for instance, in Canada, Australia and India; and all have seen rising profits. We've integrated a lot of our distribution and warehousing; and in the past three years we've lowered inventory levels by a third. We've created more ways to share assets – design capability, brands, and content – both words and pictures. We've multiplied our capacity with technology, such as print on demand, which has allowed us to sell more backlist titles than ever without the expense of holding them in our warehouses.

Stronger products and services Being better operators has allowed us to allocate more capital to our brand of research and development, which in turn makes us even stronger. We spend a lot each year investigating, planning and producing new products and services; over the past three years we've invested almost £2bn that way.

We're disciplined about that investment, financially and strategically, because gaining more share of the market is crucial to our future. Our aim is to do better than our competitors because what we do is more enticing, better value or just works better. And so far we're achieving that because we've been gaining market share every year for the past three. Here are some highlights:

Custom publishing Sales $m


35
45
62
78
106
98
99
00
01
02
03

> *We've grown stronger in school textbook publishing, creating new programmes and increasing our audience in key subjects like reading and social studies.* This market will grow rapidly in 2005 – and most of that growth will come in subjects where we're the market leader.

> *In college publishing, we've grown faster than our competitors for five straight years, even though we're already the largest.* We've published more classic, enduring texts than

Stronger school publishing	Pearson position (total K-12 market) 2003	1999	*Subject as % of total 04-06 new adoptions*
Social Studies	#1	#3	*24*
Reading/Literature	#1/#2	#3	*19*
Math	#1	#1	*18*
Science	#2	#2/#3	*13*
Music/Art	#1	#1	*7*

Source: Pearson estimates

any other publisher, as well as more brand new books. We've pioneered the use of technology to enliven the learning process. And we've created a model of customised publishing to make bespoke books for individual professors. That business, which had sales of less than $20m in 1998, topped $100m last year.

> *Testing and certifying professionals – nurses or technology specialists or securities dealers, for instance – is a growing industry.* We provide these qualification services thanks to our educational pedigree, our testing experience, our technology and our service. That business, which had sales of $100m last year, won $600m of new, multi-year contracts.

> *Penguin's investment in its roster of established authors, new stars and its home-grown content, helped it gain share as well.* In a year in which it had more bestsellers than ever, the quality of its books also shone: its authors won a Nobel prize, a Pulitzer prize, a Whitbread and a Book of the Year award.

> *In six years Interactive Data, our financial information and pricing business, has grown from a $140m to a $440m company.* It has grown from the inside out, adding new services to a very enduring customer base, as well as by adding on some new companies. That steady growth enabled the FT Group to increase its profits last year in spite of the fact that advertising revenues continued to wait for a renewal of corporate confidence.

Interactive Data Corporation EBITDA $m


93
114
131
152
98
99
00
01
02
03

> *And in spite of the advertising market, we've kept on investing in all our business newspapers.* These are premium brands and high-quality businesses, and they play a crucial role in society. They require steadfast commitment, even in the toughest of times, and they'll recover strongly when economic conditions improve. We can be confident about that because the quality of our journalism is as high as ever. Last year *Financial Times* journalists were named the best for their business and finance reporting, their coverage of fund management, and their overall business journalism.

2004 and beyond

In 2003, our approach to improving our operations and products helped us overcome some situations we didn't create but had to confront. The business advertising climate remained grim; the weak dollar knocked £181m off our reported sales; and one of our biggest customers, a part of the US government, owes us on a large bill for work we completed in 2002. In spite of those challenges, we made good progress on our financial goals. We improved margins, increased earnings and our return on invested capital rose.

This year, we'll need to call on gravity-defying qualities again to achieve our goal of steady progress on earnings, cash and returns. Business advertising remains erratic (though we may be past the worst); we'll hit a low point in the five-year school textbook adoption calendar; and the US dollar continues to look weak.

Still, we expect to move ahead. And we expect to see underlying financial growth at the same time as we're investing heavily to prepare for some very good markets we see from next year and beyond. Our confidence stands on three solid pillars:

1. In US school publishing, we can predict a leap in our new business opportunities, which will help increase sales by at least 10% and profits even faster.

2. Our businesses which provide services on long-term contracts for financial institutions and schools and professionals and governments have more than $1bn of new business under contract which mostly begins to flow next year; and they're adding more all the time.

3. The Pearson businesses that have been most affected by tough economic conditions are leaner than ever, and can rebound strongly when their markets recover.

US education: total school funding per pupil $'000
Source: US Department of Education


4.9
7.8
91
95
99
03
07

Education required for newly created jobs
Average amount in years (estimated in 2000)
Source: Workforce 2000, US Department of Labor

13.5

International science and technology
Proportion of scientists worldwide reading in English
Source: British Council

2/3

What is the value of Pearson's knowledge?

For Pearson, the value of knowledge is measured by our financial and market progress and by the broader progress of our customers toward satisfying their need for knowledge in this year and beyond.

There are times in business when faith is called for. This is not one of them. We have more concrete reasons to believe in our future. By making ourselves better at operating and more innovative at products and services, we'll make our market-leading positions stronger. That virtuous circle is our goal. In that way, we'll accomplish not only the kind of financial growth and durability our shareholders should expect, but we'll also accomplish the goals of our businesses – teaching children to read in a way that makes them readers all their lives; producing great books with great authors and with our own, home-grown talent; having the world's most informative business news and information sources; providing the services that help schools work better and citizens be more informed.

As we meet that basic human yearning for knowledge, we will build the long-term value of our company.

Marjorie Scardino, Chief executive



Growing our own







Stand-out brands

All of our businesses are leaders in their markets

We're proud owners of some of the finest names in publishing. Over many years they've earned the trust of their readers and become marks of quality, accuracy and insight. They also stand for a special way of doing things – from the FT's perspective on the world of business, to Penguin's record for uncovering new writing talent, to Pearson Education's unique blend of textbooks and online services.


THE MOST RECOGNISED BOOK BRAND IN THE WORLD
BY ALLEN LANE
NON-FICTION
NON-FICTION
PRIDE AND PREJUDICE
JANE EYRE
BRONTE

The Penguin that flew A flightless bird – the brainchild of Penguin founder Allen Lane's secretary – is the only book publishing brand recognised worldwide and one of the most famous names in the media industry. Penguin is today the mark of quality new writing and the definitive classics of literature. So much so that when Terry Waite was held hostage for four years in war-torn Beirut, he asked his captor for some good books to read by sketching a Penguin.


PEARSON
Education

First on campus Our higher education publishing imprints Pearson Prentice Hall, Pearson Addison-Wesley, Pearson Longman, Pearson Allyn and Bacon and Pearson Benjamin Cummings are famous with professors and students alike. Combined they make us the number one higher education publisher in the US, producing more than 2,500 new titles and programmes every year. Many of our college authors have become international stars in their own right. Over the past 16 years, Neil Campbell's textbooks have helped more than four million students learn biology – that's two-thirds of all the college biology students in America. And since the 1960s, Philip Kotler has taught generations of business students to focus on their customers through his book *Marketing Management*, which has been translated into 23 languages.









Classics for the masses Penguin founder Allen Lane's mission was to bring great literature to a much wider reading public. The first Penguin titles sold for sixpence – the price of a packet of cigarettes. For nearly 70 years, the Penguin Classics have been the definitive editions of classic literature for both students and general readers. In 2003 we began our relaunch of the Penguin Classics with new content and a fresh design, boosted by a revival of interest in the classics thanks to Oprah Winfrey's new classics book club in the US and the search for the UK's most popular books in the BBC's *Big Read*. 45 of the UK public's favourite 100 titles were Penguins.


Longman

The ship that launched... In 1755, 31 years after Thomas Longman founded the imprint bearing his name, he published the world's first comprehensive English dictionary. *Almost three centuries on, the famous* Longman ship has become the mark of quality in English language teaching all over the world. Today more than 40 million people are learning English as a second language with a Longman book or online study programme.



On comprend mieux le monde à travers l'économie Since its launch nearly 100 years ago, *Les Echos* has become France's leading business newspaper, read by more than 650,000 business leaders and decision makers every day. Last year *Les Echos* unveiled a new look with a new format, new content including an *'Entreprises et Marchés'* section based on the *FT's 'Companies and Markets'* and a fresher approach to editorial. In the months after the relaunch, *Les Echos'* circulation was up 4% in a declining French newspaper market.


PEARSON
Education



Pink is perkier The *FT* has become much more than the world-famous newspaper: it is also a trusted brand for financial information, business publishing and new ventures. 49 of the world's 50 largest financial institutions rely on essential pricing information from FT Interactive Data, part of our Interactive Data Corporation, to value their funds. Business students and professionals look to FT Prentice Hall, a joint venture between the FT and our Higher Education publishing business, for the best books on management, finance and business. And Germany's Chancellor is just one of 92,000 readers of *FT Deutschland*, the first non-English language newspaper to carry the FT name.



The fundamentals of learning Around one in three elementary school children in the US learn the basics of reading, writing and mathematics with the help of a Pearson Scott Foresman textbook. From its humble beginnings as a publisher of high school Latin in 1889, generations of Americans have learned to *read with our famous Dick and Jane stories.* Today Pearson Scott Foresman is the world's premier elementary school publisher, with leading programmes in the key subjects of reading, mathematics, social studies, and science.


FT
FINANCI
The NEW FT Asia

Success reads success The *Financial Times* was first published in 1888 as a daily newsletter for directors, brokers, investors and financiers in the City of London. Today, with individual editions for the UK, continental Europe, the US and Asia; correspondents in 70 countries; *and readers in 140, it is the world's most* international business newspaper. And with 3.3 million monthly users, the *FT*'s online edition FT.com is the world's most popular audited business website. The *FT*'s unique editorial perspective attracts an exclusive, hard-to-reach audience of influential people in *finance, business and politics.*





Home-grown products

We're investing in new content and services

We're constantly re-creating our newspapers, books and online services – in some cases every minute of every day. At the same time, we're building their quality and value for the long term. Last year we invested around £700m in our research and development: improving each one of our businesses by investing in new areas of content, by pushing into new markets and by applying new technology and services to make the publishing more personal and more valuable.



Personal publishing Five years ago, when college professors asked us for textbooks that could be tailored to their particular courses, we began to invest in a new model of textbook publishing. Our custom publishing business builds course materials to order around an individual professor's course objectives. The typical book includes chapters from our conventional textbooks; the course agenda, lecture notes and assignments for that particular class; and selected articles from newspapers, magazines and academic journals. This special way of delivering our content has grown five-fold in five years to top $100m in sales in 2003.


AMERICA 24/7
DK

A print run of one Dorling Kindersley, renowned for its unique, beautifully illustrated reference books, is pioneering personal publishing. In 2003 DK published *America 24/7*, a photographic collection of a week in America taken from more than one million photos submitted online. DK made publishing history by offering readers the chance to order a customised book jacket, complete with their own favourite photograph.

Above: Katie Bradshaw, Cathy Melnicki, Jeannie Guman, Connie Carson. Dorling Kindersley, US.

Stars of page and screen In 2003 we extended the power of the Penguin brand to the screen when we launched Penguin Television. It commissions factual and children's programming based on Penguin and DK books. Current programmes include *Backyard Science*, a 52-part live-action children's series, and *The Way Things Work*, a 26-part animated series and a Gold World Award winner for best children's programme at the New York Festival's Television Programming and Promotion Awards.




CTRL
F
T

Have it your way Our expansion of the *Financial Times* around the world and online has transformed the *FT* into a 24-hour global news service. FT.com, the newspaper's internet edition, has some 3.3 million unique monthly users and in 2002 we began converting them into paying customers by launching a range of subscription services. Today 74,000 people subscribe for real-time and customised services such as live Lex notes throughout the day, personalised news alerts and tools to track their investments.








PASS

Scoring in testing Our school testing business, Pearson Educational Measurement, dates back to the 1920s when E F Lindquist, a professor at the University of Iowa, developed standardised tests to measure student achievement. Since then, we have been at the forefront of the industry, developing and using state-of-the art technologies from optical scanning to complex data management and enterprise application software. We won $300m of new US testing contracts in 2003 and are applying these skills in new markets including Australia and the UK through our partnership with examination board Edexcel.

Perfect pitch *Marca* is Spain's favourite sports newspaper, with a daily readership of more than two million. Today, we are using new media channels to deliver our news, results and analysis. During the 2002 football world cup over 50,000 subscribers signed up to receive up-to-the-minute news via their mobile phones in two weeks. Since then we have partnered with telecom providers in Spain, the UK, Japan, China and other countries to become their official sports content provider.


EXAM
COMMENCED:
1923



Social climbing When Pearson bought Simon & Schuster's education businesses back in 1998, we combined two of America's most famous names in elementary school publishing: Scott Foresman and Silver Burdett Ginn. Since then, we've been investing to build a leadership position across all key disciplines including reading, math, science and music. In 2003, our new elementary social studies programme swept the market, winning more than half of all available adoption opportunities.



Learning online More than two million college students are studying online through a Pearson programme. We provide professors with online tools they use to customise learning materials by combining our content with their own; conduct online assessments; and access a range of resources and communication tools. At the touch of a button, professors can make their own course available to their students online.





Real time alerts Over the past six years, we've turned our financial information business IDC from a $140m to an $440m company. We've steadily built IDC's base business of providing essential pricing data to financial institutions. And at the same time, we've invested in buying a series of smaller companies which extend the services that IDC can provide its customers. The most recent acquisition was Comstock in 2003, which provides real-time data from more than 180 stock exchanges and other sources worldwide.



Measuring up We're applying the skills we've learnt in testing school students to professional customers. We're part-way through an investment of some £15m in more than 400 Pearson professional testing centres around the world. Those centres are becoming the destinations for software engineers certifying their IT skills; nurses taking their medical exams; drivers sitting their licence theory test; and aspiring business school students taking the world-famous Graduate Management Admissions Test.


STUDENT DRIVER

Unsung heroes

We're nothing without our people

30,000 minds fuel our business: publishers, editors, journalists, designers, educators, marketers, sales people, technology professionals, operations and distributions experts. Here are just a few who did something special last year.



Left: Richard Tomkins, Business Journalist of the Year (Business Journalist of the Year Awards).

Below centre: Lucy Warwick-Ching, Best Newcomer to Pension and Investment (Aon Consulting Awards).

In 2003 the *Financial Times* won more than 30 awards.

Above: Kate Burgess, National Journalist of the Year (Bradford & Bingley Personal Finance Media Awards).

Right: Adrian Michaels and Peter Spiegel, Business and Finance Reporters of the Year (British Press Awards) for their coverage of US accounting scandals.





Above left: Martin Wolf, Decade of Excellence Award (Business Journalist of the Year Awards).

Above right: Philip Coggan, Fund Management Journalist of the Year (State Street Global Advisers Annual Award).

Below: FT.com editor Tracey Corrigan (far right) with team members Paul Solman, Lisa Rohumaa, Eoin Callan and Emma Jacobs. FT.com was honoured with seven awards in 2003 including Best Global Markets Site (Barron's Awards), Media Prize for Subscription Services and Best Consumer Site (New Media Age), which described FT.com as 'a monster of a site'.





Right: Gene Smith from Addison Wesley. Our Higher Education business in the US grew faster than the market for a fifth straight year helped by the strength and quality of our sales teams.

Right: Chris Marchant, Franco Ziccardi, Gary Francis and Alan Shaw are part of our new distribution team in Rugby in the UK. Our new state-of-the-art warehouse, shared by Penguin and Pearson Education, opens for business in March 2004.





Left: Susan Petersen Kennedy, President of Penguin Group (US), was named the 2004 Matrix Award Honoree in the Books category. These prestigious annual awards recognise exceptional women who have distinguished themselves in the communications field.



Above: Wendy Craven is editor to bestselling author, Philip Kotler, who has published with Pearson Prentice Hall for more than 30 years. In that time, his classic textbook *Marketing Management* has sold more than two million copies and been translated into 23 languages.



Above: John Ridding, Su-Mei Thompson and Ien Cheng are part of the team who launched the Asia edition of the *Financial Times* and www.zhongwen.ft.com, a Chinese language version of FT.com, in 2003.



Left: Lyn Fraser (Australia), Mandy Suhr (UK) and Mariann Donato and **below** Marilyn Ducksworth, senior vice president, Corporate Communications (US) helped Penguin to make publishing history with the publication of *The English Roses*, the first of five children's books by Madonna. This was the biggest simultaneous worldwide release ever in more than 30 languages and 100 countries including Australia, the UK and the US.





When Oprah Winfrey picked John Steinbeck's *East of Eden* for her TV book club, an old classic began to fly off the bookstore shelves. In six months it sold more than 1.5 million copies – more than it had sold since publication in 1952 – made possible by an extraordinary effort by our production and distribution teams.



Walter Bagdzinski

Nancy Dominioni

Larry Kennison



Above: Don Redpath, Norman Lidofsky, Julie Shiroishi, Ken Kaye, Hank Cochrane, Richard Adamonis, Mary Margaret Callahan, Ernie Petrillo, Patrick Nolan, Michael Yarmark.



Lisa Pascarello

Beth Blank


MICHAEL MOORE

Below (clockwise from top): Doris Linka, Brian Moellering, Helene Dennery, Pascale Pernet, Antoine Cheret, David Fayerman, Christian Schneider, Paula Parrish, Andy Peart, Janey Webb, Tom Sigel.

We hold regular international gatherings for our people to share best practice and ideas. This group of Higher Education people from across Europe met for an editorial masterclass on how to grow our local language Higher Education operations.



Left: Rosie Glaisher, publicity director for Penguin Press, *led the team behind a huge* UK publicity campaign that helped propel Michael Moore's *Stupid White Men to* the top of the bestseller charts. It has sold more than a million copies and won Book of the Year at the 2003 British Book Awards.



Right: DK is famous around the world for its beautiful design and 'category killer' books. In 2001 we published the first of a series of major reference works, *Animal*, which has sold more than a million copies to date. In 2003 we published *Earth* and will follow up with four more books over the next three years. Jonathan Metcalf, publishing director for DK's family reference books, is part of the team making this happen.

Gloria Horner Raymond Ward





Left: Bob Whelan heads our US professional testing business which won $600m of new contracts in 2003. These include testing learner drivers for the UK's Driving Standards Agency, business school applicants for the Graduate Management Admissions Test and securities professionals for the National Association of Securities Dealers.

Below: Don Kilburn heads our Higher Education custom publishing business. It has grown from an $18m business to more than $100m in five years and in 2003 grew by 35%.


ALGEBRA
ALGEBRA

Below: Kathryn Court president and publisher at Penguin Books US has been editor to J M Coetzee since 1982, when we published his second novel *Waiting for the Barbarians*. In 2003, he was awarded The Nobel Prize for Literature.





Below: Jim Stoddart is the art director behind the 2003 relaunch of the Penguin Classics with new content and a fresh design. 19 Penguin Classics made the top 100 in a UK national poll to find the public's favourite books, showing that they are just as popular today as they were on their launch in 1936.



Above: Tony Lacey is editor to Penguin author Claire Tomalin. She won the Whitbread Book of the Year for *Samuel Pepys: The Unequalled Self*, her biography of Samuel Pepys, which has now sold 330,000 copies, unprecedented for an historical biography.

Aurelio Rivera, Barb Watters, Pepe Del Valle

Mark Spears, Rowena Vargas, Steve Kiecker

Kathy Bretz, Camille Salerno, Ray Chew

Janet Hill, Janell Jones and Thom Van der Doef

Chris Roy and Lori Holloway





Left, above and right: In 2003 we launched our new elementary social studies programme and won more than half of all available school adoption opportunities, including a 60% market share in Indiana and Texas.

Richard Loftin and Eugennie Chang





Left: Penguin editor Pam Dorman spotted the potential of debut author Sue Monk-Kidd. Her first novel, *The Secret Life of Bees*, has sold more than two million copies and been on the *New York Times* bestseller list for more than a year.

Below: Simon Ng, Cynthia Lam and Kenneth Ma from Longman Hong Kong didn't let SARS interfere with their crucial selling time and, in fact, increased their sales by more than 100%. The team created a range of online sales tools and held seminars for more than 400 teachers.

Above: Publisher Ann Godoff joined Penguin in 2003 bringing more than 30 authors with her. Her new imprint, the Penguin Press, now has a stable of more than 90 authors and will publish 32 books in 2004.







Standing up



Standing up

In all we do, we aim to be brave, imaginative and decent



David Bell Director for people

For the first time this year we've included a special section on corporate social responsibility in our annual report. This is not because we have just discovered it. Weetman Pearson, who led the company more than a century ago, had a reputation as one of the most enlightened employers of his time.

We have tried ever since to set the highest possible standards in the way we treat our people, our customers and the wider world in which we operate. This section focuses on the progress we are making with all three groups.

More than 30,000 people now work for Pearson in 62 countries. In the past year we have made good progress towards the goal we set ourselves some years ago. This is to be a brave, imaginative and decent company, a place where people want to work, where they treat people as they want to be treated themselves – in short one of the best employers in the world.

It goes without saying that it is our people who create the products we sell. Their strong sense of responsibility and integrity is at the heart of everything we do and all the products we make. You see this when you meet our education experts who produce teaching materials, our journalists who report and analyse the world or our editors and publishers who make the most entertaining and informative books. Pearson could not succeed without their very high standards and a deep-rooted and unswerving commitment to accuracy, independence and learning.

But that is not enough. We also want all our external 'customers' – investors, authors, readers, teachers, printers, distributors, retailers – to judge us by the same high standards. As the world's biggest publisher nothing is more important to us than that we meet these standards.

Of course we have a way to go. But we are making good progress. Opposite are some highlights of our progress so far and some of our plans for 2004.

We very much welcome comments, observations and suggestions which can be sent to me at david.bell@pearson.com.



David Bell, Director for people

Our progress

1. Founding signatory of the UN Global Compact, which sets ethical and environmental standards for the corporate sector.

—

2. Completed a thorough review of our environmental impact, and put in place targets for annual progress.

—

3. Advised 16,000 suppliers of our commitments and expectations under the UN Global Compact.

—

4. Published a Pearson-wide Code of Business Conduct, and set up a regular process to verify compliance.

—

5. Implemented a company-wide framework for career appraisals.

—

6. Launched a four-year diversity strategy, to ensure that our company reflects the societies in which we operate.

—

7. Established a programme to support Pearson people who volunteer in their communities including a company award scheme and payroll giving.

—

8. Set up a major partnership with US not-for-profit Jumpstart, to encourage talented college students to become teachers and to support disadvantaged pre-schoolchildren.

—

9. Named the media sector leader in the Dow Jones World Index for corporate sustainability.

Our plans for 2004

1. Maintain or improve our ratings in key indices of corporate sustainability.

—

2. Introduce business targets and milestones for our diversity strategy.

—

3. Work with UK book production companies to develop industry guidelines on labour standards and human rights in the supply chain.

—

4. Assess key printers and paper suppliers against UN Global Compact standards.

—

5. Continue to invest in scientific research-based education products.

—

6. Extend the reach of our management development programmes to more countries and parts of the business.

—

7. Reduce energy use in key buildings and review packaging and office waste.

—

8. Develop strategic community partnership for key markets outside the US.

Our products Our most significant social impacts arise directly from our core purpose as an education and information company. Our products play an important part in helping people to learn and get on in their lives.

In our education business in particular, we are developing a growing base of research into the educational value of our products. Here are some examples.

Learning to read and count We have partnered with the Waterford Institute, a not-for-profit organisation, to deliver the *Waterford Early Reading* programme. This unique computer-based instruction, based upon a decade of intensive study by top educators, adapts to an individual user's learning pace, regardless of primary language or pre-literacy exposure. Each level provides daily instructional activities, as well as a library of take-home materials. It requires just 15 minutes each day and students are provided with immediate feedback to help direct and motivate them.



The programme has been formally assessed in schools and districts and studies show it is extremely effective in preparing young children to learn to read. Most notably, the programme brings the lowest performers in a class to reading competency and is highly effective in helping non-English speaking children assimilate the English language more quickly.

We have recently launched the *Waterford Math and Science* programme which mirrors the proven approach of the reading programme.

More info: www.pearsondigital.com

Read Together, Talk Together Research shows that children show greater language gains when they actively participate in the reading experience. In partnership with the US National Center for Learning Disabilities, we have developed *Read Together, Talk Together,* a reading programme which encourages integrated dialogue between adult and child. The programme includes picture books designed by Dorling Kindersley, classic children's books from Penguin and teacher and parent training materials including videos and prompt cards.

More info: www.pearsonearlylearning.com

Measuring success For over 30 years, educators in the US have been using our SuccessMaker courseware to increase student achievement. There is an increasing demand for accountability and results reflected by President Bush's 'No Child Left Behind' education act. SuccessMaker provides elementary courseware in reading, arts, maths and English language and bilingual development available online. The courseware is aligned to district and national standards and teachers can measure student achievement through reports and performance data.

More info: www.pearsondigital.com/successmaker

LessonLab In 2003 we extended our commitment to teacher professional development when we acquired LessonLab, a pioneer in education research and technology. LessonLab was founded by Dr James Stigler, director of the Third International Mathematics and Science Study, which videotaped and analysed teaching practices in more than 1,000 classrooms around the world. Through LessonLab's software, teachers can apply this research base to their own teaching methods.

More info: www.lessonlab.com

Our publishing As the world's largest publishing company, our editorial judgements – whether it's the comment and analysis in our newspapers and online or the authors and stories that we publish – can have a big impact. Editorial independence is a central part of our culture and we separate editorial and commercial decisions.



We are proud that Penguin has long been a champion of free speech and that its founding mission was to make literature more widely available. This goes back beyond the 1960s when Penguin published the first unabridged version of *Lady Chatterley's Lover* and continues today. *The Financial Times* has an equally strong reputation for incisive and objective news reporting and analysis.

Our newspapers and online sites are an important channel for helping to shape the debate on key social issues and have been publishing indices of corporate responsibility and environmental management for a number of years. For the past 10 years, the FT has supported campaigning organisations such as Business in the Community and the International Prince of Wales Business Leaders Forum to bring their work to a wider audience. The FT has also teamed up with Dorling Kindersley to publish *Everybody's Business,* a practical handbook that helps managers to put corporate social responsibility on the mainstream business agenda.

Dorling Kindersley has also developed a special relationship with the United Nations Children's Fund (UNICEF) publishing books to raise awareness of the UN's Convention of the Rights of the Child. Our recent publication, *A Life like Mine,* explores the Rights of the Child through the eyes of 20 children around the world.

Through our Longman brand, our education business is very active in HIV and AIDS awareness. Since 1997 Longman has published a range of books for a spectrum of age groups which tackle HIV/AIDS and the issues surrounding it in an open and compelling way. The programme includes the Sara series, the product of a major research project undertaken by UNICEF on the empowerment of the girl-child in Africa. These materials not only address the cultural and economic real-life issues that affect adolescents in Africa, but also focus on developing critical life skills.

More info: www.mml.co.za

Our communities We have focused our community support around education and literacy. In 2003 we invested £2.1m in education-focused community programmes around the world and gave additional in-kind support such as book donations, publishing expertise and staff time. Our total cash and in-kind support was more than £6m in 2002.

Inspiring the next generation of teachers Looking to address the critical need for pre-school teachers in low-income communities, Pearson teamed up with the US non-profit group Jumpstart in 2001 to inspire talented university graduates to join the teaching profession. The Jumpstart programme pairs college students to work one-to-one with underprivileged pre-schoolers to develop their literacy and social skills. The Pearson Teacher Fellowship builds on that college experience, providing a structured training programme for Jumpstart alumni to become teachers in early learning centres serving the most needy children.

Research indicates that children who participate in the Jumpstart programme show a 17% gain in literacy and language skills compared to their non-Jumpstart counterparts.

Funded with an initial three-year commitment of $2.5m, there are now 40 Pearson Teacher Fellows in 15 low-income communities across the US, with an additional 30 Fellows due to start the two-year programme in the spring 2004. Pearson Teacher Fellows receive a stipend, intensive teacher training, ongoing professional development and support, and each Fellow is partnered with a Pearson mentor to provide advice and guidance. A number of the current Pearson Fellows are now teaching in the same centres where they first worked with the Jumpstart programme, with plans to continue with post-graduate studies. And Pearson employees all around the US are adopting pre-schools so they can help Jumpstart and the Pearson Teacher Fellows succeed in their goal of preparing these at-risk children for success in school and life.

More info: www.pearson.com/community

Spotting new talent in China In 2003 Pearson embarked on a significant expansion in Asia including the launch of an Asia edition of the *FT*. Alongside this the *FT*, in partnership with Beijing University, launched a financial journalism training programme. Four journalists from the programme will be awarded scholarships from the Laura Cha Fellowship and placements at the *FT* offices in London and Hong Kong.

Pearson cash charitable giving

03	£2.10m
02	£2.80m
01	£2.39m
00	£1.79m
99	£1.53m

Pearson cash and in-kind charitable giving*

02	£6.10m
01	£3.40m

*Note: Per Cent Club submissions. 2003 numbers to be reported in September 2004.

The power of books We have a long association with Book Aid, an international development agency that works in partnership with schools and libraries in the developing world to make books available to readers of all ages. Book Aid is also working towards a sustainable solution to the problem of book shortages through a range of projects including training and networking opportunities for fledgling African publishing and bookselling firms.


Book
AID

We share the Book Aid vision and over the years we have lent financial and in-kind support. In 2003 projects included an international reading project based on Dorling Kindersley's book *A Life Like Mine* and Pearson Education's sponsorship to support World Book Day. In February 2004 Puffin published a collection of short stories for children, *Eating Words for Breakfast*, in celebration of Book Aid's 50th anniversary.

Our employees It is important to us that we encourage and support our employees to be active in their local communities and we are proud of the contribution that they make. We do this by providing them with time, money and products. For example, in the UK, we run a payroll giving scheme where employees can make tax-free donations to their favourite charities and we will match these donations up to £500 a year. Each year we recognise their commitment through the Pearson Community Awards. In 2003 we received more than 350 applications and awarded six employees from around the world with $2,000 each for their chosen charity.



Left: Carol Leslie, Pearson Education In 2003 we awarded six Pearson Community Awards to employees to recognise outstanding work in their local communities. Each winner was awarded $2,000 for their chosen charity, including Carol Leslie for her work with The Therapeutic Nursery, a pre-school programme in New Jersey for children with autism.





Our people Our business is about brains and brands so we rely heavily on the skills and talents of our 30,000 people. Last year we conducted an employee survey across Pearson. The feedback shaped our action plan for last year and here's some of our progress:

Performance reviews We've put in place a framework for performance reviews across the entire company and trained managers on how to conduct them;

Internal promotion We remain committed to promoting internally rather than hiring from outside where that's possible – in fact, over 22% of our senior managers have worked in more than one country, division or function within Pearson. We introduced career discussions across Pearson and relaunched Pearson Partners, a website which gives details of all the vacancies across the Pearson businesses worldwide;

Staff roadshows Once a year we run a series of staff roadshows where our management team meet our employees and update them on the business.
In 2004 we will run these in 50 locations around the world. We also post regular messages and announcements on our intranets and Marjorie e-mails everyone through the year with important news. Staff are encouraged to e-mail her with their comments and questions;



Code of Business Conduct In 2003 we launched our new Code of Business Conduct. A confidential hot line allows employees to raise any issue covered in it in complete privacy. Each year we will e-mail our employees to confirm that they are happy with the way we are operating it. Any breaches or concerns are followed up by our group control team and reported to the audit committee;

Job benefits We offer a range of benefits tailored to location and we've worked hard to make them even easier to understand – over 80% of our people can now go online to our new My Pay and Benefits site.

Management leadership evaluations We have introduced the Pearson leadership profile which sets out the most important attributes for leadership in Pearson. We use this to evaluate the performance and potential of our senior management and aspiring leaders and it forms the basis of our new leadership programme launched in August 2003. More than 25% of senior managers have gone through this in less than five months and by the end of 2004, all our senior managers will have attended.

Functional forums Over 350 of our people have come together cross-company and cross-region in functional or learning forums to share information and best practice. These forums have been held in finance, HR, technology, design, marketing, communications and editorial. We also hold an annual meeting of over 100 of our talented managers across Pearson to listen to their ideas and for them to hear more about the businesses we're in.

Diversity and the future Last year we launched a four year diversity programme to make sure diversity is at the centre of everything we do. We are not in favour of setting specific targets for recruitment, retention or promotion. But our goal is clear: we want to be at least the best in our industry for diversity.

Our plan falls into three phases:

Phase 1 The first phase, now complete, involved a systematic analysis of our workforce by gender, age and ethnicity. The headline results of this are set out here and we have benchmarked our performance in the key areas of the US and the UK where we operate.



Phase 2 In the second phase we are concentrating on external recruitment and on removing any perceived obstacles to advancement. As a result:

- We have designed a pilot programme to focus in depth on 'hidden' issues which may be perceived to hinder promotion. The first focus groups under this programme will be held in spring 2004;
- We have made it a condition of being on our preferred supplier list that recruitment agencies send us diverse lists of candidates and we are monitoring the performance of each agency;
- We are tripling the size of our internship programmes and working hard to increase awareness of them in ethnic minority communities. Working with INROADS in the US, and setting up our own programmes in the UK, we plan to offer work experience to at least 60 people this year;
- The proportion of ethnic minority recruits onto our business graduate training programme in the UK has increased from 12% in 2002 to 50% in 2003;
- To increase diversity, we are holding special days in key cities in the UK and US to introduce Pearson and to encourage applicants.

Phase 3 The third phase of the plan, which we have already begun, is to focus on the pipeline of people already in the organisation and to make sure that they thrive within Pearson. To this end we:

- Have embarked on a programme of management training from the executive directors downwards;
- Have instituted training for new recruits and also for recruiters;
- Are building a mentoring programme;
- Have adjusted Pearson's Senior Leadership Profile to reflect this new emphasis;
- Plan to tie part of the bonus of each senior manager to diversity from 2005 onwards;
- Are monitoring the number of women and ethnic minorities who go through our development programmes, and it is our aim that the numbers remain constant or improve year-on-year;
- Will continue to work with our recruitment agencies to ensure that the proportion of our entry level recruits from diverse backgrounds remains constant or improves year-on-year;
- Will begin focusing on more senior levels and working with various organisations to encourage more diverse applicants.

This is how our company looks today:

Our employees by gender

Female = 58%
Male = 42%



Our employees by age

30 or under = 26%
30 to 50 = 55%
50 plus = 19%



Our employees by ethnicity*

White = 85%
Ethnic minority = 15%



*US and UK only.

The UN Global Compact

Pearson was a founder signatory of the UN Global Compact which sets out worldwide standards for the corporate sector. The nine principles of the UN Global Compact are:

Human rights:

1. Businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence; and

2. make sure that they are not complicit in human rights abuses.

Environment As a business based on ideas, our direct environmental impact is limited, but we are committed to understanding the effect we have and to setting targets for managing and reducing our impact.

Reducing our impact Where we do have a more significant impact is in the production and distribution of our books, magazines and newspapers. These products use paper and inks and are packaged for transportation around the world. We recognise that we must work with the suppliers who provide us with the paper, production services and the distribution capacity we need to get our ideas into the hands of our customers.

Our most visible environmental impact is through our use of paper and was, therefore, a particular priority for us during 2003. Following consultation with many of our paper buyers, paper suppliers and other groups, Pearson adopted a policy statement that sets out the guidelines we follow when purchasing paper. We started a programme of review visits with key suppliers and developed an approach to help us better understand the source and origin of the wood used. As part of this focus, Pearson has become a member of the WWF 95+ Group, a partnership between businesses and the conservation organisation WWF working together on the issue of responsible purchasing policy for paper. As a member of the group, Pearson will have access to information and practical guidance on responsible paper sourcing issues.

Environment Policy Our Environment Policy was adopted in 1992. It was fully rewritten in 2000 and will be further reviewed this year to reflect our increased focus on supply chain issues. The Pearson Environmental Review 2003 is published on the company website. This now covers 95 of our buildings (up from 69 in 2002) and ranges over 14 countries where we have a significant presence (12 in 2002). The environment review covered 85% of our workforce (71% in 2002).

The usage of electricity and gas per employee fell by 4% and per square metre by 8% in 2003, compared to our targeted reduction of 5%. We also met our commitment to remove all halon from buildings in our European operations by the end of 2003. The company's air travel was reduced by 17% compared to 2002.

More information on Pearson environmental impacts, targets and commitments are available at:

www.pearson.com/community/envr.htm

Labour standards and human rights Pearson spends around £2bn each year with our suppliers across the world. This places a responsibility on us to encourage our supply chain partners to share our commitments and respect for human rights.

This is not an easy task as all our companies must be sensitive to the diverse cultures in which they operate. To help clarify our priorities, Pearson became a founder signatory to the United Nations Global Compact in 2000. The Global Compact sets out a series of nine principles in the areas of labour standards, human rights and environmental management and provides companies with a framework for managing these responsibilities. Pearson interpreted these principles into a series of guidelines which we use to assess and report on our performance.

We recognise that our first responsibility is through the businesses we directly own across the world. In 2001, we introduced an annual survey of our workforce concerning labour standards and human rights to ensure that we live up to the commitments in our guidelines. The 2003 survey covers 83 business operations in 37 countries. As a result, we are confident that we meet our guidelines with regard to equal opportunities, employment conditions, dignity at work, fair pay and human rights.

Last year, we extended our survey to include our major subcontractors. We prepared the ground in 2002 by consulting with 16,000 of our suppliers around the world, to advise them of the commitments we made under the Global Compact. As key contracts came up for renewal or new contracts were negotiated, particularly those relating to paper supply, printing and distribution, we introduced contractual commitments relating to the Global Compact. These commitments are now included in many agreements. This will rise further this year.

In 2003, we began a programme of supplier visits to discuss our commitments and to review supplier performance. As a pilot, a Pearson team including the executive responsible for environmental issues and others from the Group's production departments visited a number of our printing subcontractors in China.

Labour standards:

3. Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining; and

4. the elimination of all forms of forced and compulsory labour; and

5. the effective abolition of child labour; and

6. eliminate discrimination in respect of employment and occupation.

Environment:

7. Businesses should support a precautionary approach to environmental challenges; and

8. undertake initiatives to promote greater environmental responsibility; and

9. encourage the development and diffusion of environmentally friendly technologies

The team discussed issues including health and safety, fair pay, environmental management as well as working and living conditions. Issues identified through the visits have been highlighted and are being followed up through our commercial relationships. Another production team raised similar issues in a separate visit to printers in India.



As well as looking at our own supply chain, we try to play our part in working towards an industry-wide commitment. Pearson, along with other major book publishing companies in the UK, is working to further develop industry standards and we will seek to replicate such a scheme in the US.

In addition to the direct environmental commitments outlined above we also plan a rolling programme to assess how our top printers and paper suppliers perform against our commitments under the Global Compact.

Managing our risks Managing our risks, particularly reputational risks, is very important to us. As we reported last year, we regularly review our social, environmental and ethical (SEE) risks as part of our normal risk management processes. Semi-annually each business formally reviews and reports on these risks to our group control function, who provides a regular update on SEE matters, via the audit committee, to the board.

As described, we believe we are proactively managing our SEE risks. We consider the most important to be compliance with the UN Global Compact (both for ourselves and our suppliers), the environmental impact of our products and our ethical standards.

Our 2003 risk reviews did not identify any significant issues that the Group was not managing.

We pride ourselves on the integrity and quality of our journalistic reporting. In the light of recent well documented failings in journalistic standards and reporting elsewhere, we paid special attention to our ethical procedures and code of conduct to ensure they are of the highest possible standards. Specifically the FT editorial team has reviewed and reissued all its policies and procedures covering journalistic standards of conduct to ensure compliance with PCC guidelines and best practice.

Rating our performance In 2003 we participated in a range of industry wide performance surveys.

Dow Jones rated Pearson as media sector leader for the second year in both the DJSI World Index for corporate sustainability and the DJSI STOXX index of European sustainable investments. EIRIS (the Ethical Investment Research Service) considered that our environmental policy and management systems were good but felt that further improvement in our performance and reporting was possible. We will address this in 2004. Pearson was recognised as a Top 100 company in the Business in Community CR Index.

Pearson submitted a Communication on Progress to the UN. This annual report describes our performance against the nine principles that form the Global Compact.

View in full at:
www.pearson.com/community/ethics/progresscommunication.htm

How others rated our performance in 2003

Dow Jones DJSI World Index for corporate sustainability in media sector: Leader

Dow Jones DJSI STOXX Index of European sustainable investments in Media sector: Leader

FTSE4 Good: Member

Business in the Community CR Index: Top 100 company



Getting stronger



Getting stronger

Operating and financial review



Rona Fairhead Chief financial officer

We've set ourselves the goal of achieving annual progress on earnings, cash and return on invested capital. We made good progress in tough markets in 2003, and you can see how we performed against each of our measures on the facing page.

2003 overview

In 2003 our sales declined by 4%. Our book businesses performed very strongly but could not make up for the absence of the one-off TSA contract, which contributed some £250m to our sales in 2002, and tough trading conditions for our advertising and technology-related businesses. We mitigated the impact of the £272m sales decline with significant cost reductions, so that operating profit was £3m lower at £490m and profit before tax improved to £410m (£399m in 2002). Our operating margins improved from 11.4% to 12.1%, helping adjusted earnings per share to grow to 32.0p, an increase of 6%.

On a statutory basis, we reported a profit before tax for the year of £152m (a £25m loss in 2002) and generated earnings per share of 6.9p (a loss per share of 13.9p in 2002). Our net borrowings were a further 3% lower, ending the year at £1,361m.

Looking ahead

We are expecting further underlying progress on earnings, cash and returns this year, despite a weak adoption calendar for our school business and investments we are making to support organic growth. Looking further ahead to 2005 and beyond, we expect our performance on all three financial goals to accelerate, with the strengthening of the US School industry, $1bn of contract wins in 2003 and lower costs in our advertising and technology-related businesses.

Earnings, cash and returns are the bedrock of incentive plans throughout Pearson. The annual bonuses of our directors and our senior managers are based either directly on these three measures or on the elements of them which they control. For example, targets for our businesses and managers include underlying sales growth and trading margin – which are key drivers of adjusted earnings per share – as well as cash conversion and working capital – which underpin progress on cash flow and return on invested capital.

Our financial goals

Adjusted earnings per share


03
32.0p
02
30.3p 54.2¢
01
21.4p 38.3¢

The measure We report our adjusted earnings per share (eps) after restructuring charges relating to our continuing businesses. These charges are reported within the operating results of our businesses, and included £20m in 2003 relating to the integration of our book publishing operations in Australia, Canada and the UK.

We exclude from our calculation of adjusted eps the non-cash goodwill charge, costs relating to the integration of major acquisitions and other non operating items. In 2003, we reported a goodwill charge of £264m (down from £340m in 2002), a non operating gain of £6m and no integration costs. This compares with a non operating loss of £37m and integration costs of £10m in 2002.

Our progress In 2003 we increased our adjusted eps by 6% (or 11% at constant currency).

In 2004, we expect to show further earnings growth in constant currency as good progress in the FT Group and further cost savings help us to offset the weaker dollar and a slow year for the US School publishing industry.

Looking further ahead, we expect a sharp acceleration in our earnings growth in 2005 and beyond as a rebound in the US School adoption cycle and a potential recovery in our cyclical advertising businesses combine with the cost reductions we've been making for the past three years.

Free cash flow

Total free cash flow / Operating free cash flow


03
£192m
£210m $376m
02
£215m $385m
£305m $546m
01
£140m $251m
£236m $422m

The measure Free cash flow is the measure of the cash that is available from our business operations, after the payment of interest and tax, for distribution to shareholders in the form of dividends or for reinvestment to grow our business. We monitor both operating free cash flow, which measures the cash performance of our businesses, and total free cash flow, which includes tax and finance charges and any non operating items.

We exclude proceeds of disposals and the cost of acquisitions from both these calculations.

Our progress Operating free cash flow was £210m (£305m in 2002) and free cash flow was £192m (£215m in 2002). Two major factors, both timing-related, masked an otherwise strong performance. Penguin's publishing schedule was particularly concentrated in the fourth quarter, pushing collections into 2004, and the TSA has not yet paid some $151m relating to the 2002 contract.

We expect our free cash flow to be ahead in 2004. Looking further ahead, we expect steady progress in cash generation.

Return on invested capital


03
6.3%
02
6.0%
01
4.6%

The measure Return on invested capital is our operating profit less tax expressed as a percentage of gross invested capital. Over the past few years, the transformation of Pearson has significantly increased the capital invested in the business (in the form of goodwill associated with acquisitions) and required substantial cash investment to integrate those acquisitions. With our portfolio largely in the shape we want, our goal is to meet and then exceed our cost of capital which is approximately 7.5%–8.0%.

Our progress Return on invested capital (ROIC) rose from 6.0% in 2002 to 6.3% in 2003. On this measure we were helped by currency movements – stripping out the exchange rate benefit our ROIC would have been 6.1%. We expect ROIC to be the toughest measure to improve in 2004, but expect significant progress in 2005 and 2006.

Note: Adjusted figures are presented as additional measures of business performance. They are stated before goodwill, integration costs and non operating items. Goodwill is amortised over no more than 20 years. Business performance measures are non-GAAP measures for UK reporting. Reconciliations of operating profit, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under UK GAAP are included in notes 2, 9 and 27.

Pearson Education

Taking share in school and college publishing

Educating 100 million people every year, we are the world's leading publisher of textbooks and electronic learning tools for students of all ages from pre-school to college and on into their professional lives. We are the world's leading company in testing students and professionals and in software that helps teachers teach and schools to manage information about student performance. We provide all these products both in the US and around the world, where we are also the world's leading publisher of English language teaching materials.

Sales

03	[illegible]	$4,387m
02	£2,756m	$4,933m
01	£2,604m	$4,661m
00	£2,090m	$3,741m
99	£1,725m	$3,088m

Operating profit

03	[illegible]	$560m
02	£326m	$584m
01	£274m	$490m
00	£237m	$424m
99	£254m	$455m

Sales at Pearson Education were 6% lower than in 2002, as good growth in our School and Higher Education businesses could not fill the gap left by the absence of the £250m TSA contract. Profits were 2% lower, as progress in School and Higher Education largely offset a 51% decline in our Professional operations. Margins improved as we benefited from sales growth, operating efficiencies and the 2002 disposal of FT Knowledge.

In our School business, sales were 1% higher and operating profits up 13%. In the US, our textbook publishing business grew 2% as our basal imprints, Pearson Scott Foresman and Pearson Prentice Hall, increased revenues by 4% against basal market growth of some 1%. Our new elementary social studies programme took a market share of more than 50% in adoption states, helping Pearson to take the leading position in new adoptions with a share of approximately 29%.



Peter Jovanovich Chief executive, Pearson Education

Sales at our supplemental publishing business were lower than in 2002 as we discontinued some unprofitable product lines and were affected by industry-wide weakness in state budgets. Although the same pressures reduced sales at our School digital learning business, strong cost management enabled it to return to a small profit. In School testing 2003 revenues were a little ahead of the previous year and we won more than $300m worth of new multi-year contracts which will boost sales from 2005, when the Federal Government's No Child Left Behind accountability measures become mandatory.

Outside the US, revenues were up 7% with good growth in English Language Teaching and in our School publishing operations in Hong Kong, South Africa, the UK and the Middle East. Our UK testing business, London Qualifications, contributed revenues of £89m.

Our Higher Education business increased revenues by 6% and operating profits by 11%. In the US the Higher Education publishing business grew its revenues by 6%. Excluding

Sales	2003 £m	2003 $m	2002 £m	2002 $m	Change – underlying %	Change – constant currency %	Change – headline %
School	**1,176**	***2,105***	1,151	*2,060*	1	8	2
Higher Education	**772**	***1,382***	775	*1,387*	6	6	0
Professional	**503**	***900***	784	*1,403*	(30)	(32)	(36)
FT Knowledge	–	–	46	83	–	–	–
Pearson Education	**2,451**	***4,387***	2,756	*4,933*	(6)	(5)	(11)

Operating profit	2003 £m	2003 $m	2002 £m	2002 $m	Change – underlying %	Change – constant currency %	Change – headline %
School	**127**	***227***	115	*206*	13	17	10
Higher Education	**148**	***265***	142	*254*	11	11	4
Professional	**38**	***68***	81	*145*	(51)	(52)	(53)
FT Knowledge	–	–	(12)	*(21)*	–	–	–
Pearson Education	**313**	***560***	326	*584*	(2)	2	(4)

Pearson, the market grew by 3%. This comes on top of 14% revenue growth in 2002 and marks our fifth straight year of market share gains. Though industry growth slowed a little in 2003, the long-term fundamentals of growing enrolments, a boom in community colleges and a strong demand for post-secondary qualifications more than offset the impact of state budget weaknesses and rising tuition fees.

Our business benefited from a strong schedule of first editions including Faigley's *Penguin Handbook* in English Composition, Wood & Wood's *Mastering World Psychology* and Jones & Wood's *Created Equal* in American History. The use of technology continues to distinguish our learning programmes, with almost one million students now following their courses through our paid-for online sites, an increase of 30% on last year, and a further 1.4 million using our free online services. Our market-leading custom publishing business, which creates personalised textbooks and online packages for individual professors and faculties, grew revenues by 35%, with sales exceeding $100m for the first time.

Outside the US, our Higher Education imprints grew 7%, helped by strong growth in key markets including Europe and Canada, solid local publishing and the introduction of our custom publishing model.

Revenues and profits were significantly lower in our Professional business, caused by both the absence of the TSA contract and the associated close-out costs. The $151m receivable from the TSA remains outstanding and we are discussing with the TSA the post-contract audit and payment. We expect this process to be completed in 2004, and that we will receive payment of the amount due, although the timing of the receipt remains uncertain.

TSA apart, our Government Solutions business grew by 39%, benefiting from new contracts with the Department of Health and the USAC. The Professional Testing business won more than $600m of new long-term contracts. These include testing learner drivers for the UK's Driving Standards Agency, business school applicants for the Graduate Management Admissions Test and securities professionals for the National Association of Securities Dealers.

Our worldwide technology publishing operations maintained margins despite a 12% drop in revenues. After a severe three-year technology recession, in which our publishing revenues have fallen by 36%, the rate of decline now appears to be slowing, particularly in the US.

The Financial Times Group

Increasing profits despite weak advertising markets

The FT Group includes many of the world's most respected business information brands. Through the leading global business newspaper and online service, the pre-eminent national titles in many countries and a trusted provider of financial data and analysis, we reach a worldwide audience of 10 million people every day.

Sales	
03	£757m *$1,355m*
02	£726m *$1,300m*
01	£801m *$1,434m*
00	£844m *$1,511m*
99	£687m *$1,230m*

Operating profit	
03	£86m *$154m*
02	£80m *$143m*
01	£72m *$129m*
00	£98m *$175m*
99	£114m *$204m*

The Financial Times Group increased profits by 8% despite a 3% revenue decline as Interactive Data (IDC), our asset pricing business, posted an 18% profit increase. For our business newspapers, 2003 was the third year of a savage corporate advertising recession which has seen advertising volumes at the *Financial Times* fall almost two-thirds since their peak in 2000. Over the same period, we have reduced the FT's cost base by more than £100m.

Losses at the *Financial Times* were £9m higher than in 2002 as advertising revenues fell by £23m and we invested some £10m in the newspaper's continued expansion around the world. Advertising revenues were down 15% as industry conditions remained tough for the FT's key advertising categories of corporate finance, technology and business-to-business. The advertising declines were significantly worse immediately before and during the war in Iraq, but the rate of decline began to narrow towards the end of the year, helped by growth in US, online and recruitment advertising. The newspaper's circulation in the six months to January 2004 was 433,000, 4% lower than in the same period last year, although FT.com's subscribers are some 50% higher at 74,000. The launch of our Asia edition in September completed the FT's global network of four regional newspaper editions, backed up by a single editorial, commercial and technology infrastructure and by FT.com.



Olivier Fleurot Chief executive officer, The Financial Times Group

Sales	2003 £m	2003 $m	2002 £m	2002 $m	Change – underlying %	Change – constant currency %	Change – headline %
Financial Times	**203**	***363***	224	*401*	(9)	(9)	(9)
Other FT publishing	**112**	***200***	105	*188*	(7)	0	7
Recoletos	**169**	***303***	148	*265*	4	4	14
IDC	**273**	***489***	249	*446*	2	15	10
Total	**757**	***1,355***	726	*1,300*	(3)	3	4

Operating profit/(loss)	2003 £m	2003 $m	2002 £m	2002 $m	Change – underlying %	Change – constant currency %	Change – headline %
Financial Times	**(32)**	***(57)***	(23)	*(41)*	(37)	(37)	(39)
Other FT publishing	**6**	***11***	10	*18*	(42)	(45)	(40)
Associates & Joint Ventures	**3**	***5***	(6)	*(11)*	–	–	–
Recoletos	**28**	***50***	29	*52*	(11)	(11)	(3)
IDC	**81**	***145***	70	*125*	18	24	16
Total	**86**	***154***	80	*143*	8	13	8

Profits at *Les Echos* were behind last year, reflecting continuing declines in advertising revenues and investment in the newspaper's relaunch. Average circulation for the year was down 4% to 116,400, but the September relaunch generated a positive response, with newsstand sales in the final quarter up 4% against a market decline of 6%. Despite a continued decline in the advertising market, FT Business posted profit growth, due to tight cost management.

The FT's associates and joint ventures returned to profit (£6m loss in 2002) with good progress at *FT Deutschland*, our joint venture with Gruner + Jahr, and at the Economist Group, in which Pearson owns a 50% interest. *FT Deutschland's* average circulation for 2003 was 92,000, an increase of 9% on the previous year and advertising revenues increased in a declining market. The Economist Group increased its operating profit despite further revenue declines, reflecting additional measures to reduce costs. *The Economist's* circulation growth continued, with average weekly circulation 3% higher at 908,000.

Revenues at Recoletos (Bolsa Madrid: REC), our 79%-owned Spanish media group, were up 4% as its consumer titles including sports newspaper *Marca* performed strongly, more than offsetting further advertising revenue decline at business newspaper *Expansión*. Profits were 11% lower as Recoletos invested in existing and new titles. Average circulation at *Marca* increased 3% to 391,000, and at *Expansión* fell 3% to 46,000.

Interactive Data Corporation (NYSE: IDC), our 61%-owned asset pricing business, grew its underlying revenues in a declining market for the fourth consecutive year. Revenues increased by 2% and profits by 18%, despite continuing weakness in the market for financial services as institutions focused on containing costs. It was helped by strong institutional renewal rates, which continue to run at more than 95%, the addition of new asset classes to its core pricing services, and the successful launch of our Fair Value Pricing service, which is now installed in 35 leading institutions. IDC continued to extend its range of services through new products such as e-Finance Solutions, enhancements of existing products such as BondEdge and eSignal and bolt-on acquisitions including Comstock, a real-time financial data service, and Hyperfeed Technologies.

The Penguin Group

Breaking records with strongest ever publishing

Penguin is the most famous name in book publishing and a leader in all of the world's major English language markets. We publish some 3,500 books every year, for adults and children, in fiction and non-fiction, from timeless classics to the hottest bestsellers.

Sales	
03	£840m $1,504m
02	£838m $1,500m
01	£820m $1,468m
00	£755m $1,351m
99	£565m $1,011m

Operating profit	
03	£91m $163m
02	£87m $156m
01	£80m $143m
00	£79m $141m
99	£65m $116m

Penguin increased revenues and profits by 2%. In the US, our largest market, accounting for around two-thirds of sales, our best ever schedule of new titles enabled Penguin to grow ahead of the industry despite tough conditions for backlist publishing. In the UK our backlist performed well, helped by the relaunch of Penguin Classics and the BBC's *The Big Read.*

Penguin's best-selling books included:

> Sue Monk Kidd's debut novel *The Secret Life of Bees* (2.3 million copies sold)
> John Steinbeck's *East of Eden* (1.5 million)
> Al Franken's *Lies and the Lying Liars Who Tell Them* (1.1 million)
> Scott Berg's *Kate Remembered* (0.5 million)
> Paul Burrell's *A Royal Duty* (0.9 million)
> Madonna's *The English Roses* and *Mr Peabody's Apples* (1.2 million) and
> Michael Moore's *Stupid White Men* (0.8 million).

Dorling Kindersley faced a tough backlist market but benefited from three major new titles:
> *America 24/7*
> Tom Peters' *Re-Imagine!* and
> *e-Encyclopaedia* published in association with Google™.

We increased spending on authors' advances as we invested in a number of new imprints including Portfolio (business books), Gotham (non-fiction), and The Penguin Press (non-fiction), which has already signed over 90 authors, including Alexandra Fuller,

Sales	2003 £m	*2003 $m*	2002 £m	*2002 $m*	Change – underlying %	Change – constant currency %	Change – headline %
	840	***1,504***	838	*1,500*	2	4	0

Operating profit	2003 £m	*2003 $m*	2002 £m	*2002 $m*	Change – underlying %	Change – constant currency %	Change – headline %
	91	***163***	87	*156*	2	8	5

Note At the beginning of 2003 we transferred our Alpha consumer technology publishing business from Pearson Education's Professional division to Penguin. Our calculation of Penguin's underlying growth includes Alpha for both 2002 and 2003.

Ron Chernow and John Berendt. We signed new multi-book deals with a number of our most successful authors including Catherine Coulter and Nora Roberts, whose books have spent a total of 71 weeks at number one on the *New York Times* bestseller list.

In the year ahead we will also be investing in channel initiatives to build the Penguin and DK brands and to reach new consumers. These include Penguin TV, which will commission non-fiction and children's programmes based on DK and Penguin books, and a pilot direct selling programme in the US.



John Makinson Chairman and Chief executive, Penguin Group

Pearson is the world's largest book publisher and last year we continued to integrate our book publishing operations around the world. In Australia and Canada, the first two markets where we combined Penguin and Pearson Education into one company, profits were up 17% and 12% respectively. In the UK, we have moved the two businesses to a single shared warehousing and distribution centre and in the US we have begun to consolidate central functions. The costs of these integration moves were absorbed in the operating profits of Pearson Education and Penguin in 2002 and 2003, and we continue to expect them to deliver some £20m of annual cost savings from 2005.

Financial review

	2003 £m	*2003 $m*	2002 £m	*2002 $m*
Adjusted operating profit	**490**	***877***	493	*882*
Goodwill amortisation	**(264)**	***(473)***	(330)	*(591)*
Goodwill impairment	**–**	***–***	(10)	*(18)*
Integration costs	**–**	***–***	(10)	*(18)*
Non operating items	**6**	***11***	(37)	*(66)*
Net interest payable	**(80)**	***(143)***	(94)	*(168)*
Early repayment of debt and termination of swap contracts	**–**	***–***	(37)	*(66)*
Profit/(loss) before taxation	**152**	***272***	(25)	*(45)*
Taxation	**(75)**	***(134)***	(64)	*(115)*
Profit/(loss) after taxation	**77**	***138***	(89)	*(160)*
Equity and minority interests	**(22)**	***(39)***	(22)	*(39)*
Profit/(loss) for the financial year	**55**	***99***	(111)	*(199)*
Dividends	**(192)**	***(344)***	(187)	*(335)*
Loss retained	**(137)**	***(245)***	(298)	*(534)*

It is now coming up to four years since our last major acquisition (of NCS in September 2000), and more than two years since our last major disposal (of our 22% stake in RTL in January 2002). Our portfolio is now relatively stable and, as a result, our accounts are much simpler than they were during our transformation.

Our acquisitions during the year were relatively small, and we absorbed all costs of integrating new businesses and restructuring existing ones within our operating profit. Our internet businesses are fully integrated with their print counterparts, so their financial results are no longer reported separately.

In 2003 we are showing a statutory profit for the financial year of £55m, following losses in 2002 and 2001 and helped by a lower goodwill charge.

Financial statements

Goodwill amortisation Goodwill is a balance sheet item which represents the difference between the price paid for acquisitions and the fair value of the assets acquired. Pearson amortises goodwill to the profit and loss account over whichever is the shorter of the estimated useful life of the acquisition and a period of 20 years. The goodwill amortisation charge fell by £66m last year to £264m, mainly due to Family Education Network and CBS Marketwatch, where the final amortisation charges were incurred in the first half of 2003. This goodwill charge is a non-cash item which would not be incurred under US GAAP.

Goodwill impairment Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable. In 2003 no impairment charges were necessary. The charge in 2002 of £10m related to a subsidiary of Recoletos in Argentina.

Integration costs Integration costs are the one-off costs of integrating significant recent acquisitions into our existing businesses. The last of these significant acquisitions occurred in 2000 and the final costs of integration were incurred in 2002. In 2003 there were no integration charges and all other restructuring and related costs have been expensed through the profit and loss account as part of the ongoing operations of our businesses. The integration charges in 2002 were £7m related to the integration of NCS into Pearson Education and £3m incurred in integrating Dorling Kindersley into the Penguin Group.

Non operating items Non operating items relate to gains and losses on the sale or closure of businesses and on the sale of fixed assets. In 2003 we had an overall profit on non operating items of £6m, mainly relating to the sale of an associate investment in Unidesa by Recoletos. The principal items in 2002 were a profit of £18m relating to the completion of the sale of RTL and losses of £40m and £8m on the sale of the Forum business and PH Direct respectively.

Interest Net operating interest fell by £14m to £80m, with average net debt decreasing by £157m. Interest was further reduced by the effect of a general fall in interest rates during the year. The weighted average three month LIBOR rate, reflecting the Group's borrowings in US dollars, euros, and sterling, fell by 75 basis points, or 0.75%. The impact of these falls was dampened by our treasury policy of having 40–65% of net debt at fixed interest rates. As a result, the Group's net interest rate payable averaged approximately 4.6%, improving from 5% in the previous year. During 2002 we took a one-off charge of £37m for cancellation of certain swap contracts and the early repayment of debt following re-balancing of the Group's debt portfolio on the receipt of proceeds from the RTL disposal at the start of that year.

Taxation The tax charge for the year was £75m. As in previous years, this high rate of tax has come about mainly because there is only very limited tax relief available for goodwill amortisation charged in the accounts. The total tax charge of £75m includes credits of £56m relating to prior year items; these reflect a combination of settlements with Revenue authorities and changes to deferred tax balances.

Dividends per share

03	24.2p [illegible]
02	23.4p *41.9¢*
01	22.3p *39.9¢*
00	21.4p *38.3¢*
99	20.1p *36.0¢*

The tax rate on adjusted earnings fell from 32.8% in 2002 to 31.2% in 2003. This decline reflects the factors above, the impact of the dollar exchange rate, and a more favourable mix of profits between higher and lower tax rate jurisdictions.

Minority interests Minority interests include a 39% minority share in IDC and a 21% minority share in Recoletos.

Dividends The dividend payment of £192m which we are recommending in respect of 2003 represents 24.2p per share – a 3.4% increase on 2002. The dividend is covered 1.3 times by adjusted earnings and 1.1 times by operating free cash flow. We seek to maintain a balance between the requirements of our shareholders, including our many private shareholders, for a rising stream of dividend income and the reinvestment opportunities that we see across Pearson. This balance has been expressed in recent years as a commitment to increase our annual dividend faster than the prevailing rate of inflation while progressively reinvesting a higher proportion of our distributable earnings in our business.

Other financial items

Pensions Pearson operates a variety of pension schemes. Our UK fund is by far the largest and we also have some smaller defined benefit funds in the US and Canada. Outside the UK, most of our people operate 401K (essentially defined contribution) plans. Our most recent full valuation of the UK Pension Fund was in 2001 and the next full valuation will be completed during 2004. The pension funding level is kept under regular review by the company and the Fund trustees. After an informal indication in late 2002, and taking account of current stock market conditions at that time, the company increased contributions by £5m to £25m for 2003. The company also took an additional £6m charge to the profit and loss account. This additional contribution was designed to keep the scheme fully funded and to establish a contributing level (£25m) which is in line with expectations for the 2004 full valuation.

In this report we have again included additional disclosure in respect of FRS 17 'Retirement benefits' for pensions and other post retirement benefits. FRS 17 approaches pension cost accounting from a balance sheet perspective with the net surplus or deficit in Pearson's pension schemes being incorporated into the balance sheet. Changes in this surplus or deficit will flow through the profit and loss account and the statement of total recognised gains and losses. In this report we have disclosed the effect on the profit and loss account and balance sheet in the notes to the accounts (see note 10, page 85).

Net trading assets	£m	$m
Intangible assets	**3,260**	***5,835***
Tangible assets	**468**	***838***
Operating working capital	**851**	***1,523***
Other net assets	**(64)**	***(114)***
Total	**4,515**	***8,082***

Capital employed	£m	$m
Shareholders' funds	**2,952**	***5,284***
Deferred tax, provisions and minorities	**202**	***362***
Net debt	**1.361**	***2,436***
Total	**4,515**	***8,082***

Accounting disclosures and policies As described above we have again included additional disclosure in accordance with the transitional arrangements of FRS 17. In 2003 we have also considered the impact of the amendment to FRS 5 – Application Note G 'Revenue recognition' and we have revised our accounting policies in respect of multiple element sales. This change covers those contractual arrangements, such as the provision of supplementary materials with textbooks, where two or more separate elements are provided to customers. We now recognise revenue on these arrangements as if each component were an individual contractual arrangement. This revision has not given rise to a material adjustment to the financial statements.

Managing our financial risks

This section explains the Group's approach to the management of financial risk.

Treasury policy The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer term loans from banks and capital markets. The Group borrows principally in US dollars, euros and sterling, at both floating and fixed rates of interest, using derivatives, where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally interest rate swaps, interest rate caps and collars, currency swaps and forward foreign exchange contracts. The main risks arising from the Group's financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the chief financial officer under policies approved by the board which are summarised below. These policies have remained unchanged, except as disclosed, since the beginning of 2003. A treasury committee of the board receives reports on the Group's treasury activities, policies and procedures, which are reviewed periodically by a group of external professional advisers. The treasury department is not a profit centre and its activities are subject to internal audit.

Interest rate risk The Group's exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into interest rate swaps, interest rate caps and forward rate agreements. Since October 2002 the Group's policy objective has been to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt) to be hedged (i.e. fixed or capped) over the next four years within a 40% to 65% range. At the end of 2003 that ratio was 61%. A 1% change in the Group's variable rate US dollar, euro and sterling interest rates would have a £5m effect on profit before tax.

Liquidity and refinancing risk The Group's objective is to procure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. The Group's policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and 10 years. At the end of 2003 the average maturity of gross borrowings was 4.9 years and non-banks provided £1,718m (89%) of them (up from 4.8 years and down from 90% respectively at the beginning of the year). The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. The Group manages the amount of its net debt, and the level of its net interest cover, principally by the use of a target range for its interest cover ratio. All of the Group's credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody's and BBB+ from Standard & Poor's, and the short-term ratings are P2 and A2 respectively. The Group continues to operate on the basis that the board will take such action as it believes necessary to support and protect its current credit ratings. The Group also

	£m	*$m*
Opening net debt	(1,408)	*(2,520)*
Cash inflow		
Operating cash flow	320	*573*
Disposals	52	*93*
New equity	5	*9*
Cash outflow		
Integration costs	(8)	*(14)*
Interest, tax, dividends and other	(210)	*(376)*
Acquisitions	(112)	*(201)*
Closing net debt	(1,361)	*(2,436)*

Note: net debt excludes finance leases.

Net borrowings fixed and floating rate	2003 £m	$m	2002 £m	$m
Fixed rate	**829**	***1,484***	753	*1,348*
Floating rate	**532**	***952***	655	*1,172*
Total	**1,361**	***2,436***	1,408	*2,520*

Gross borrowings	2003 £m	$m	2002 £m	$m
Bank debt	**204**	***365***	193	*345*
Bonds	**1,718**	***3,075***	1,790	*3,204*
Total	**1,922**	***3,440***	1,983	*3,549*

Gross borrowings by currency	2003 £m	$m	2002 £m	$m
US dollars	**1,427**	***2,554***	1,350	*2,417*
Sterling	**201**	***360***	241	*431*
Euro	**292**	***523***	380	*680*
Other	**2**	***3***	12	*21*
Total	**1,922**	***3,440***	1,983	*3,549*

maintains undrawn committed borrowing facilities. At the end of 2003 these amounted to £950m and their weighted average maturity was 1.5 years.

Counterparty risk The Group's risk of loss on deposits or derivative contracts with individual banks is managed in part through the use of counterparty limits. These limits, which take published credit limits (among other things) into account, are approved by the chief financial officer. In addition, for certain longer-dated, higher-value derivative contracts, specifically, a currency swap that transforms a major part of the 6.125% eurobonds due 2007 into a US dollar liability, the Group has entered into mark-to-market agreements whose effect is to reduce significantly the counterparty risk of the relevant transactions.

Currency risk Although the Group is based in the UK, it has its most significant investment in overseas operations. The most significant currency for the Group is the US dollar, followed by the euro and sterling. The Group's policy on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remains that these should be effected at the relevant spot exchange rate. No unremitted profits are hedged with foreign exchange contracts as the company judges it inappropriate to hedge non-cash flow translational exposure with cash flow instruments. However, the Group does seek to create a 'natural hedge' though its policy of aligning approximately the currency composition of its core borrowings in US dollars, euros and sterling with the split between those currencies of its forecast operating profit. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. Long-term core borrowing is limited to these three major currencies. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs. At the year end the split of aggregate net borrowings in its three core currencies was US dollar 81%, euro 10% and sterling 9%.

Governance and financial statements


2003 →
PEARSON

Board of directors

Chairman
Dennis Stevenson•▲ – chairman, aged 58, was appointed a non-executive director of Pearson in 1986 and became chairman in 1997. He is also chairman of HBOS plc and a non-executive director of Manpower Inc. in the US.

Executive directors
Marjorie Scardino• – chief executive, aged 57, joined the Pearson board in January 1997. She trained and practised as a lawyer, and was chief executive of The Economist Group from 1993 until joining Pearson. She is also a non-executive director of Nokia Corporation.

David Bell• – director for people, aged 57, became a director of Pearson in March 1996. He is chairman of the Financial Times Group, having been chief executive of the Financial Times from 1993 to 1998. In July 1998 he was appointed Pearson's director for people with responsibility for the recruitment, motivation, development and reward of employees across the Pearson Group. He is also a non-executive director of VITEC Group plc and chairman of the International Youth Foundation.

John Makinson• – chairman and chief executive officer of The Penguin Group, aged 49, joined the Pearson board in March 1996 and was finance director until June 2002. From 1994 to 1996 he was managing director of the Financial Times, and prior to that he founded and managed the investor relations firm Makinson Cowell. He was appointed chairman of The Penguin Group in May 2001. He is also chairman of Interactive Data Corporation in the US and a non-executive director of George Weston Limited in Canada.

Rona Fairhead▲• – chief financial officer, aged 42, joined the Pearson board and became chief financial officer in June 2002. She also served as deputy finance director from October 2001. From 1996 until 2001 she worked at ICI, where she served as executive vice president, group control and strategy. Prior to that, she worked for Bombardier Inc. in finance, strategy and operational roles. She is also a non-executive director of HSBC Holdings plc, and of Harvard Business School Publishing in the US.

Peter Jovanovich• – chief executive of Pearson Education, aged 55, joined the Pearson board in June 2002. He became chief executive of Pearson Education in 1998. Prior to this he was president of the McGraw-Hill Educational and Professional Group and chairman and CEO of Harcourt Brace Jovanovich. He also serves on the boards of the Association of American Publishers and the Alfred Harcourt Foundation.

Non-executive directors
Terry Burns*†• – aged 59, was the UK government's chief economic adviser from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is non-executive chairman of Abbey National plc and Glas Cymru Limited, and a non-executive director of The British Land Company PLC. He was appointed a non-executive director of Pearson in May 1999, and our senior independent director in February this year.

Reuben Mark*†• – aged 65, is chairman and chief executive of the Colgate-Palmolive Company and a non-executive director of Time Warner Inc. He became a non-executive director of Pearson in 1988.

Vernon Sankey*•▲ – aged 54, was previously chief executive of Reckitt & Colman plc and is deputy chairman of Photo-Me International plc and Beltpacker plc. He is also a non-executive director of Taylor Woodrow plc, Zurich Financial Services AG and a board member of the UK's Food Standards Agency. He became a non-executive director of Pearson in 1993.

Rana Talwar†•▲ – aged 55, was previously group chief executive of Standard Chartered plc. He became a non-executive director of Pearson in March 2000.

Patrick Cescau• – aged 55, is a director of Unilever plc and Unilever NV. He will become chairman of Unilever plc and vice chairman of Unilever NV with effect from 30 September 2004. He became a non-executive director of Pearson in April 2002.

* a member of the audit committee.
† a member of the personnel committee.
• a member of the nomination committee.
▲ a member of the treasury committee.

Directors' report

The directors are pleased to present their report to shareholders, together with the financial statements for the year ended 31 December 2003 on pages 70 to 73 and 75 to 112 respectively. Details of the businesses, the development of the Group and its subsidiaries and likely future developments are given on pages 12 to 19 and 34 to 40 of this annual report. Sales and profits of the different sectors and geographical markets are given on pages 77 and 78.

Results and dividend
The profit for the financial year ended 31 December 2003 was £55m (2002: £111m loss). The loss retained for the year was £137m (2002: £298m loss) and has been transferred to reserves. A final dividend of 14.8p per share is recommended for the year ended 31 December 2003. This, together with the interim dividend already paid, makes a total for the year of 24.2p (2002: 23.4p). The final dividend will be paid on 7 May 2004 to shareholders on the register at the close of business on 13 April 2004, the record date.

Significant acquisitions and disposals
Details of these transactions can be found in notes 25 and 26 to the accounts on pages 106 to 107.

Transactions with related parties
Details of transactions with related parties, which are reportable under FRS 8 'Related party transactions', are given in note 30 to the accounts on page 110.

Capital expenditure
The analysis of capital expenditure and details of capital commitments are shown in note 12 to the accounts on page 93.

Post balance sheet events
There were no significant post balance sheet events.

Directors
The present members of the board, together with their biographical details, are shown on page 48. Details of directors' remuneration and interests in ordinary shares and options of the company are contained in the report on directors' remuneration on pages 55 to 69. Four directors, Dennis Stevenson, John Makinson, Reuben Mark and Vernon Sankey will retire by rotation at the forthcoming Annual General Meeting (AGM) on 30 April 2004. All four, being eligible, will offer themselves for re-election. Details of directors' service contracts can be found on page 59. No director was materially interested in any contract of significance to the company's business.

Corporate governance
Introduction Reflecting our support for governance reforms, we will implement the new Combined Code this year. A detailed account of how we comply with its provisions can be found on our website at www.pearson.com/investor/corpgov.htm, or by telephoning our company secretarial department on 020 7010 2257 or 2253.

Compliance involves modest changes since we already conformed to most of the new Code's provisions. The main changes have been the appointment of a senior independent director; modifications to the board's committees and their terms of reference; and a more formal process for board evaluation (including the chairman and chief executive).

Under both the existing Combined Code and the revisions enacted this year the three areas where explanation is required are the independence of two of the non-executive directors, Reuben Mark and Vernon Sankey, the composition of our nomination committee and Peter Jovanovich's service contract. Each of these are covered below. Except for these areas the board believes that we are in compliance with the existing Code.

Composition of the board The board consists of the chairman, Dennis Stevenson, five executive directors and five non-executive directors. Terry Burns has been appointed as the senior independent director.

We are currently in what we hope are the final stages of making appointments of new non-executive directors, partly to bring new skills on to the board and partly to have board succession plans in place.

Independence of directors Since Reuben Mark (16 years) and Vernon Sankey (11 years) have both been on the board for more than the allotted nine years under the new Combined Code, they can be counted as independent directors only if the board deems them to be so. This we do without hesitation. Neither wishes to stay unless considered independent, and we are quite clear that their leaving would not be in the shareholders' interest. Reuben Mark, one of the most consistently successful chief executives in the world, has a reputation for robust independence and makes a considerable, constructively critical, contribution to the Pearson board. Vernon Sankey is an outstanding, diligent chairman of our audit committee and also an aggressively questioning, thoughtful and vocal director.

This leaves us in the position of having five independent directors, five executive directors and Dennis Stevenson, our chairman, who is part time and so is not formally considered 'independent'. When we have appointed at least one new independent director, as we intend to do this year, independent directors will be in a majority, a situation we intend to maintain.

Directors' report continued

Board meetings The board meets six times a year and at other times as appropriate.

The following table sets out the attendance of our directors at the board and committee meetings during 2003:

	Board meetings (maximum 6)	Audit committee meetings (maximum 4)	Treasury committee meetings (maximum 1)	Personnel committee meetings (maximum 5)
Chairman				
Dennis Stevenson	6		1	
Executive directors				
Marjorie Scardino	6			
David Bell	6			
Peter Jovanovich	3*			
Rona Fairhead	6		1	
John Makinson	6			
Non-executive directors				
Terry Burns	6	4		5
Reuben Mark	6	4		5
Vernon Sankey	6	4	1	
Rana Talwar	6		1	4 and part of 1
Patrick Cescau	6			

* Peter Jovanovich missed three board meetings due to illness.

The role and business of the board The formal matters reserved for the board's decision and approval are: the company's strategy; acquisitions, disposals and capital expenditure projects above certain thresholds; all guarantees over £10m; treasury policies; the interim and final dividends and the financial statements; borrowing powers; appointments to the board; and the appointment and removal of the company secretary.

The board receives timely, regular and necessary management and other information to fulfil its duties. Directors can obtain independent professional advice at the company's expense in performance of their duties as directors. All directors have access to the advice and the services of the company secretary.

In addition to these formal roles, we aim to give the non-executive directors access to the senior managers of the business via involvement at both formal and informal meetings. In this way we hope that the experience and expertise of the non-executive directors can be garnered to the benefit of the company. At the same time, the non-executive directors will develop an understanding of the abilities of the most senior managers that will help them judge the company's prospects and plans for succession.

Board evaluation At the end of 2003 the board undertook what will become an annual process for evaluating its effectiveness and that of its committees. The results of this first evaluation are being reviewed in early 2004 and will be reported back to the board. We also have in place a process for the chairman's appraisal of the performance of individuals on the board. In 2003, the chief executive's performance was appraised by the chairman, reviewed with the non-executive directors and discussed with the chief executive in a meeting of all non-executive directors. During the year the executive directors were evaluated by the chief executive under the company's standard appraisal mechanism; their performance, and that of the company's major executives, is also reviewed by the chief executive with the chairman and non-executive directors as part of an annual succession planning meeting. We have also established a process for our newly appointed senior independent director to review the performance of the chairman, which will begin this year.

The chairman's commitments In line with the requirement of the Code, we report that Dennis Stevenson's commitments have not changed throughout the year. Under the new Combined Code he is allowed to remain as chairman of two FTSE 100 companies, and the board is pleased to say that in their view there is no conflict of interest or time whatsoever to the disadvantage of the company.

Directors' training Directors receive an induction programme and a range of information about the company when they join the board; and continuing updates on that programme through presentations about the company's operations at the board meetings as well as ongoing information. We plan to supplement the existing directors' training programme by making available to the directors the opportunity for additional visits to operating company divisions and meetings with local management, as well as to facilitate access to externally run courses should a director wish to make use of them.

Executive directors' service contracts The board is strongly supportive of 12 months being the longest period of notice in directors' service contracts. The contract for Peter Jovanovich, the American head of our education business, provides two years' severance pay in the event of termination without cause. This anomaly arises from the contract being agreed before he joined the board. We fully intend to alter this arrangement to fall in line with those for other executive directors. Discussions with Peter Jovanovich have been held up by his absence on ill-health grounds, but will resume on his return.

Dialogue with institutional shareholders There is an extensive programme for executive directors and top managers to meet with institutional shareholders, and the non-executive directors meet informally with shareholders both before and after the AGM, and respond to shareholder queries and requests. The chairman makes himself available to meet any significant shareholder, as required. Makinson Cowell reports to the board each year the results of an extensive survey on major shareholders' views and each month on changes in market positions and shareholders' views.

Board committees
The board has established four committees. Chairmen and members of these committees are appointed by the board on the recommendation (where appropriate) of the nomination committee and in consultation with each requisite committee chairman.

i Audit committee Vernon Sankey (chairman), Terry Burns, Reuben Mark.

All of the committee members are independent non-executive directors and have significant financial experience due to the senior positions they hold or held in other listed or publicly traded companies.

The committee has written terms of reference which clearly set out its authority and duties, these can be found on the company website at www.pearson.com/investor/corpgov.htm. With the issuance in 2003 of the new UK Combined Code, the New York Stock Exchange Corporate Governance Rules, and the Sarbanes-Oxley Act of 2002, a revised audit committee charter and terms of reference reflecting the new requirements has been approved by the board and implemented with effect from 1 January 2004.

The committee provides the board with the means to appraise Pearson's financial management and reporting, and to assess the integrity of the Group's accounting procedures and financial controls. The Group's internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee. The committee reports to the full board of Pearson. The committee also reviews the objectivity of the external auditors, including non-audit services supplied, and ensures that there is an appropriate audit relationship.

The committee met four times during the year with the chief financial officer, head of group control and other members of the senior management team, together with the external auditors, in attendance. The committee meets privately with the external auditors and the head of group control at least once a year.

ii Personnel committee Reuben Mark (chairman), Terry Burns, Rana Talwar.

The committee is comprised solely of independent non-executive directors and meets at least three times a year and on other occasions when circumstances require.

The committee has responsibility for determining the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the management committee, as well as recommending the chairman's remuneration to the board for its decision. It also reviews the company's management development, diversity and succession plans. The committee takes independent advice from consultants when required. No executive director takes part in any discussion or decision concerning their own remuneration. The committee reports to the full board and its report on directors' remuneration, which has been considered and adopted by the board, is set out on pages 55 to 69.

iii Nomination committee The full board currently acts as the nomination committee, with Dennis Stevenson as chairman. Following the introduction of the new Combined Code, the board has agreed to review the composition of this committee to ensure that it is made up of a majority of independent non-executive directors and to put in place terms of reference which clearly set out its authority and duties. The committee's purpose will be to make recommendations to the board on all proposed appointments of directors through a formal procedure. The committee will meet as and when required. In accordance with the company's articles of association, directors are subject to reappointment at the AGM immediately following the date of their appointment, and thereafter they must seek re-election no more than three years from the date they were last re-elected. The committee will recommend to the board the names of the directors who are to seek re-election at the AGM.

iv Treasury committee Dennis Stevenson (chairman), Rona Fairhead, Vernon Sankey, Rana Talwar.

The committee sets the policies for the company's treasury department and reviews its procedures on a regular basis. The treasury committee schedules one meeting a year and arranges to meet at other times, if necessary.

Internal control

The directors are responsible for the Group's system of internal control and have reviewed its effectiveness in accordance with the provisions of the Combined Code. They consider that the system of internal control is appropriately designed to manage the risk environment facing the Group and to provide reasonable, but not absolute, assurance against material misstatement or loss.

They confirm that there is an ongoing process, embedded in the Group's integrated internal control system, allowing for the identification, evaluation and management of significant business risks, as well as a reporting process to the board. The board requires operating companies to undertake semi-annual reviews to identify new or potentially under-managed risks. The results of these reviews are reported to the board via the audit committee. This process has been in place throughout 2003 and up to the date of the approval of this annual report, and it accords with the Turnbull guidance.

The main elements of the Group's internal control system including risk identification are as follows:

i Board – The board of directors has overall responsibility for the Group's system of internal control and exercises control through an organisational structure with clearly defined levels of responsibility and authority as well as appropriate reporting procedures. The board meets regularly and has a schedule of matters that are brought to it, or its duly authorised committees, for decision aimed at maintaining effective control over strategic, financial, operational and compliance issues. This structure includes the audit committee, which with the chief financial officer, reviews the effectiveness of the internal financial and operating control environment of the Group. The audit committee meets regularly and considers reports from both the internal and external auditors.

ii Operating company controls – The identification and mitigation of major business risks is the responsibility of operating company management. Each operating company maintains controls and procedures appropriate to its own business environment while conforming to Group standards and guidelines, including procedures to identify and mitigate all types of risk. To this end operating companies undertake risk reviews, semi-annually, to identify new or potentially under-managed risks.

iii Financial reporting – There is a comprehensive strategic planning, budgeting and forecasting system with an annual operating plan approved by the board of directors. Monthly financial information, including trading results, balance sheets, cash flow statements and indebtedness, are reported against the corresponding figures for the plan and prior years, with corrective action outlined by operating company executives as appropriate. Quarterly, Group senior management meet with operating company management to review their business and financial performance against budget and forecast. Major business risks relevant to each operating company are reviewed in these meetings.

iv Treasury management – The treasury department operates within policies approved by the board and its procedures are reviewed regularly by the treasury committee. Major transactions are authorised outside the department at the requisite level, and there is an appropriate segregation of duties. Frequent reports are made to the chief financial officer and regular reports are prepared for the treasury committee.

v Group control – The group control function is responsible for risk reviews and internal audit, which it exercises through teams located in the UK and US. The department reviews business risks, processes and procedures in all the main operating companies, agreeing with operating company management plans to mitigate those risks and improve internal controls and processes. It monitors operating companies' progress in implementing its recommendations and provides regular reports on its findings to executive management and, via the audit committee, to the board. Annually the department specifically reviews and reports on business risk to executive management and, via the audit committee, to the board.

vi Insurance – Insurance is provided through Pearson's insurance subsidiary or externally, depending on the scale of the risk and the availability of cover in the external market, with the objective of achieving the most cost effective balance between insured and uninsured risks.

Going concern

Having reviewed the Group's liquid resources and borrowing facilities, and the 2004 and 2005 cash flow forecasts contained in the Group budget for 2004, the directors believe that the Group has adequate resources to continue as a going concern for the foreseeable future. For this reason, the financial statements have, as usual, been prepared on that basis.

Shareholder communication
Pearson has an extensive programme of communication with all its shareholders – large and small, institutional and private. We also make a particular effort to communicate regularly with our employees, a large majority of whom are shareholders in the company. We post all company announcements on our website, www.pearson.com, as soon as they are released, and major shareholder presentations are made accessible via webcast or conference call. Our website contains a dedicated investor relations section with an extensive archive of past announcements and presentations, historical financial performance, share price data and a calendar of events. It also includes information about all of our businesses, links to their websites, and details of our corporate responsibility policies and activities.

In 2003, we began a programme of educational seminars for our institutional shareholders focusing on individual parts of Pearson. Last year this covered the No Child Left Behind education bill, our asset pricing business IDC and our Higher Education business. The seminars are available to all shareholders via webcast on www.pearson.com.

Our AGM – which will be held on 30 April this year – includes opportunities to meet the company's managers, presentations about Pearson's businesses and the previous year's results as well as general AGM business.

People
The average number of people employed in Pearson during 2003 was 30,868 across 62 countries. Each business has detailed employment practices for recruitment, remuneration, employee relations, health and safety, and terms and conditions designed for the different sectors and countries in which it operates.

We are committed to equality of opportunity for all regardless of gender, race, age, physical ability, religion or sexual orientation. This philosophy applies equally to recruitment and to the promotion, development and training of people who are already part of Pearson. The company takes seriously its statutory obligations to the disabled and seeks not to discriminate against current or prospective employees because of any disability. We are always willing to make reasonable adjustments to premises or employment arrangements if these substantially disadvantage a disabled employee or prospective employee. Every effort is made to find suitable alternative jobs for those who are unable to continue in their existing role due to disability.

Pearson is committed to clear and timely communication with its people concerning business performance. It works hard to maintain effective channels of communication as detailed in the section entitled 'standing up' starting on page 22 and supports employee representation to help positive employee relations. Twice a year, the European Employee Forum meets to discuss issues of importance to staff in their businesses.

Supplier payment policy
Operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. It is company policy that suppliers are aware of such terms of payment and that payments to them are made in accordance with these, provided that the supplier is also complying with all relevant terms and conditions. Group trade creditors at 31 December 2003 were equivalent to 37 days of purchases during the year ended on that date. The company does not have any significant trade creditors and therefore is unable to disclose average supplier payment terms.

External giving
In 2003, Pearson's charitable giving totalled £2.1m (2002: £2.8m). This was split between the UK (£605,000; £868,000 in 2002), and the rest of the world (£1,508,000; £1,929,000 in 2002). In addition to cash donations, Pearson provides in-kind support such as books, publishing expertise, advertising space and staff time. We encourage our employees to support their personal charities by matching donations and payroll giving.

We focus our charitable giving on projects related to education.

More details can be found in the section entitled 'standing up' starting on page 22.

Share capital
Details of share issues are given in note 23 to the accounts on pages 104 and 105. At the AGM held on 25 April 2003, the company was authorised, subject to certain conditions, to acquire up to 80 million of its ordinary shares by market purchase. Although circumstances have not merited using this authority and there are no plans at present to do so, shareholders will be asked to renew this authority at the AGM on 30 April 2004.

At 27 February 2004, beneficial interests amounting to 3% or more of the issued ordinary share capital of the company notified to the company comprised:

	Number of shares	Percentage
Legal & General	24,046,759	3.00%
Telefónica Contenidos, SA	38,853,403	4.84%
Franklin Resources, Inc.	48,400,695	6.03%
The Capital Group Companies Inc.	104,380,995	13.01%

Annual general meeting – The notice convening the AGM to be held at 12 noon on Friday, 30 April 2004 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, is contained in a circular to shareholders to be dated 25 March 2004.

Registered auditors – In accordance with section 384 of the Companies Act 1985 (the Act) resolutions proposing the reappointment of PricewaterhouseCoopers LLP as auditors to the company will be proposed at the AGM, at a level of remuneration to be agreed by the directors.

Auditor independence – In line with best practice, the audit committee has introduced a policy that defines those non-audit services that the independent auditors, PricewaterhouseCoopers LLP, may or may not provide to Pearson. The policy requires the provision of these services to be approved in advance by the audit committee. The policy also establishes other procedures to ensure that the auditors' independence has not been compromised. A full statement of the fees for audit and non-audit services is provided in note 3 to the accounts.

Statement of directors' responsibilities – Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group as at the end of the year and of the profit or loss of the Group for that period. The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time, the financial position of the company and the Group and to enable them to ensure that the financial statements comply with the Act. They are also responsible for safeguarding the assets of the Group, and hence for taking reasonable steps towards preventing and detecting fraud and other irregularities. In preparing the financial statements on pages 70 to 73 and 75 to 112 inclusive, the directors consider that appropriate accounting policies have been used and applied in a consistent manner, supported by reasonable and prudent judgements and estimates, and that all relevant accounting standards have been followed.

Approved by the board on 27 February 2004 and signed on its behalf by:

Philip Hoffman, secretary

Report on directors' remuneration

Introduction
The directors' remuneration report is presented to shareholders by the board and contains the following information:

- a description of the duties of the personnel committee;
- a summary of the company's remuneration policy, including a statement of the company's policy on directors' remuneration;
- details of the terms of the service contracts and the remuneration of each director for the preceding financial year;
- details of the awards under long-term incentive plans held by the directors;
- details of each director's interest in shares in the company; and
- a graph illustrating the performance of the company relative to the FTSE All-Share index for the last five years.

This report complies with the Directors' Remuneration Report Regulations 2002. This report also sets out how the principles of the Combined Code relating to directors' remuneration are applied.

A resolution will be put to shareholders at the annual general meeting on 30 April 2004 inviting them to consider and approve this report.

The personnel committee
Reuben Mark chairs the personnel committee; the other members of the committee during 2003 were Terry Burns and Rana Talwar. All three members of the committee are independent non-executive directors. All members attended all five meetings of the committee held during 2003.

The committee's duties are:

- to determine and review regularly the remuneration policy and the remuneration and benefits packages of the executive directors, the chief executives of the principal operating companies and other members of the Pearson Management Committee who report directly to the CEO. This includes base salary, annual and long-term incentive entitlements and awards, and pension arrangements;
- together with the other independent directors (as directed by the board), to review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and determine and approve the CEO's compensation level based on this evaluation;
- to review, when appropriate with external assistance, the remuneration and benefits packages of comparable companies to ensure that the company's senior executives are fairly and competitively remunerated;
- to approve the company's long-term incentive and other share plans, including guidelines for the operation of such plans as a whole and, where relevant, the determination of performance measures and targets;
- to advise and decide on general and specific arrangements in connection with the termination of employment of executive directors, the chief executives of the principal operating companies and other members of the Pearson Management Committee;
- to review the company's management development, training and succession plans;
- to recommend to the full board for its approval the remuneration and benefits package of the chairman of the board;
- to ensure that all provisions regarding disclosure as set out in the Directors' Remuneration Report Regulations 2002 and the Combined Code are fulfilled;
- to be exclusively responsible for establishing the selection criteria, selecting, appointing and setting the terms of reference for any remuneration consultants who advise the committee.

Dennis Stevenson, chairman, Marjorie Scardino, chief executive, David Bell, director for people, and Robert Head, compensation and benefits director, provided material assistance to the committee during the year. They attend meetings of the committee, although no director is present when his or her own position is being considered.

To ensure that it received independent advice, the committee has appointed Towers Perrin to supply survey data and advise on market trends, long-term incentives and other general remuneration matters.

Other external remuneration and benefits specialists also advised the committee. Watson Wyatt advised on retirement benefits. They were also actuaries for the Pearson Group Pension Plan and advisors to the company on general retirement and benefit matters in the UK and the US. Freshfields Bruckhaus Deringer provided legal advice on long-term incentives. They were the company's main UK legal advisor. The committee did not appoint these firms.

Report on directors' remuneration continued

Compliance
The committee believes that the company has complied with the provisions regarding remuneration matters of the Combined Code on corporate governance as required by the UK Listing Authority of the Financial Services Authority.

Items subject to audit
The items subject to audit in this report comprise the sections on directors' remuneration, directors' pensions and movements in directors' interests in restricted shares and share options set out in tables 1, 2, 4 and 5 together with the accompanying notes set out below.

Remuneration policy
This report sets out the company's policy on directors' remuneration. This policy will continue to apply to each director for 2004 and, so far as practicable, for subsequent years. The committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the company's business environment and in remuneration practice. Any changes in policy for years after 2004 will be described in future reports, which will continue to be subject to shareholder approval. All statements in this report in relation to remuneration policy for years after 2004 should be considered in this context.

Pearson seeks to generate a performance culture by developing programmes that support its business goals and rewarding their achievement. It is the company's policy that total remuneration (base compensation plus short-term and long-term incentives) should reward both short and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.

The company's policy is that base compensation should provide the appropriate rate of remuneration for the job, taking into account relevant recruitment markets and business sectors and geographic regions. Benefit programmes should ensure that Pearson retains a competitive recruiting advantage.

Share ownership is encouraged throughout the company. Equity-based reward programmes align the interests of directors, and employees in general, with those of shareholders by linking rewards with Pearson's financial success.

The committee selects performance measures and establishes targets for the company's various performance-related annual or long-term incentive plans based on an assessment of the interests of shareholders and the company and taking into account an appropriate balance of risk and reward for the directors and other participants.

The committee determines whether or not targets have been met under the company's various performance-related annual or long-term incentive plans based on the relevant information and input from advisors and auditors as appropriate.

Performance
We set out below Pearson's total shareholder return performance on two bases.

First, we show Pearson's total shareholder return relative to the FTSE All-Share index (of which Pearson is a constituent) on an annual basis over the five-year period 1998 to 2003. We have chosen this index on the basis that it is a recognisable reference point and appropriate comparator for the majority of our investors.

Total shareholder return


Pearson
FTSE All-Share
200
175
150
125
100
75
50
25
0
99
00
01
02
03

We also show Pearson's shareholder return performance relative to the FTSE All-Share, 100 and Media indices on a monthly basis over 2003, the period to which this report relates. Pearson is a constituent of all these indices.

Total shareholder return


Pearson
FTSE All-Share
FTSE 100
FTSE Media
130
120
110
100
90
80
Mar
Jun
Sep
Dec

Main elements of remuneration

Total remuneration is made up of fixed and performance-linked elements. Consistent with its policy, the committee places considerable emphasis on the performance-linked elements i.e. annual bonus, bonus share matching and long-term incentives.

Based on the details set out in this report, our policy is that the relative importance of fixed and performance-related remuneration for each of the directors should be as follows:

Proportion of total compensation


Marjorie Scardino
21%
21%
58%
David Bell
26%
26%
48%
Rona Fairhead
26%
26%
48%
Peter Jovanovich
26%
26%
48%
John Makinson
23%
44%
Current base salary and other emoluments
Target annual incentives with maximum bonus share matching
Policy level expected values for long-term incentives

In practice, because the commercial circumstances of the business meant that annual bonuses were significantly below target and long-term incentive awards were well below policy levels, for 2003 the position was as follows:

Proportion of total compensation


Marjorie Scardino
49%
21%
30%
David Bell
46%
20%
34%
Rona Fairhead
46%
20%
34%
Peter Jovanovich
52%
21%
27%
John Makinson
59%
16%
25%
2003 base salary and other emoluments
2003 annual incentives with maximum bonus share matching
2003 expected values for long-term incentives

The differences in the proportions in each case also reflect the differences in the benefit packages of the individual directors consistent with the company's policy on other emoluments set out below.

The committee will continue to review the mix of fixed and performance-linked remuneration on an annual basis consistent with its overall philosophy.

Base salary

Our policy is that the base salaries of the executive directors should be competitive with those of directors and executives in similar positions in comparable companies. We use a range of companies of comparable size and global reach in different sectors including the media sector in the UK and selected media companies in North America to make this comparison. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our salaries were not competitive.

Our policy is to review salaries annually.

Other emoluments

It is the company's policy that its benefit programmes should be competitive in the context of the local labour market, but as an international company we recognise the requirements, circumstances and mobility of individual executives.

Annual bonus

The committee establishes the annual bonus plans for the executive directors, chief executives of the company's principal operating companies and other members of the Pearson Management Committee, including performance measures and targets and the amount of bonus that can be earned.

The performance targets relate to the company's main drivers of business performance at both the corporate and operating company level. Performance is measured separately for each item.

Although at the date of publication of this report no decisions had been made, for 2004 the performance measures for Pearson plc are likely to be drawn from those in previous years, namely growth in underlying sales and adjusted earnings per share, operating cash conversion and working capital as a ratio to sales, and return on invested capital. For subsequent years, the measures will be set at the time.

Following the committee's review of executive remuneration and the increase in annual bonus opportunities described to shareholders in the 2003 report, for 2004 the target annual bonus opportunity for executive directors and other members of the Pearson Management Committee is 75% of salary. Individuals may receive up to twice their target bonus (i.e. a maximum of 150% of salary) based on performance in excess of target.

The committee may award individual discretionary bonuses.

Details of actual pay-outs for 2003, which averaged 31% of salary, are set out in table 1 and the notes on page 62 of this report.

The committee will continue to review the bonus plans on an annual basis and to revise the bonus limits and targets in light of the current conditions.

In the UK, bonuses do not form part of pensionable earnings. In the US, bonuses up to 50% of base salary are pensionable under the supplemental executive retirement plan, consistent with US market practice.

Bonus share matching

The company encourages executive directors and other senior executives to hold Pearson shares.

The annual bonus share matching plan permits executive directors and senior executives around the company to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the company's adjusted earnings per share increase in real terms by at least 3% per annum, the company will match them on a gross basis of one share for every two held after three years, and another one for two originally held (i.e. a total of one-for-one) after five years. This measure of performance is consistent with the test of company performance used in the executive option plan.

Real growth is measured against the UK Government's Index of Retail Prices (All Items). We chose to test our earnings per share growth against UK inflation over three and five years to measure the company's financial progress over the period to which the entitlement to matching shares relates.

Report on directors' remuneration continued

Long-term incentives
Executive directors, senior and other executives and managers are eligible to participate in Pearson's long-term incentive plan introduced in 2001. The plan consists of two parts: stock options and/or restricted stock. The aim is to give the committee a range of tools with which to link corporate performance to management's long-term reward in a flexible way. The principles underlying it are as follows:

› the committee uses an accepted economic valuation model to determine the impact of any performance conditions and calculate the relative value of both stock options and restricted stock;

› based on these values, the committee establishes guidelines each year for the expected value of awards i.e. their net present value after taking into account all the conditions and in particular, the probability that any performance conditions will be met;

› the maximum expected value of awards for executive directors is based on an assessment of market practice for comparable companies. Current policy is for annual long-term incentive awards with maximum expected values of 300% of salary for the CEO and 200% of salary for the other executive directors. Details of actual awards for 2003 which were below these maximum policy levels are set out in table 4 and notes on pages 64 to 66 of this report;

› no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson's share plans in any 10-year period commencing in January 1997;

› awards of restricted stock are satisfied using existing shares.

Our stock option grant performance test is designed to provide a direct link between the amount of equity allocated to option grants and the company's financial progress.

Within the 10% limit on the issue of new equity, up to 1.5% may be placed under option in any year. No options may be granted unless our adjusted earnings per share increase in real terms by at least 3% per annum over the three-year period prior to grant. Grants may be made at the maximum level only if real earnings per share growth exceeds 3% per annum by a substantial margin.

Real growth is measured against the UK Government's Index of Retail Prices (All Items).

Having consulted institutional investors, we chose a pre-grant performance condition because we operate in a global environment where pre-exercise performance conditions are not common. Accordingly, there are no further performance conditions governing the exercise of options.

Earnings per share growth was chosen as the most appropriate measure of our ability to fund the issue of new equity and we chose to test our earnings per share growth against UK inflation over three years to ensure that option funding is is released only when the real value of shareholders' earnings has increased over a sustained period.

The vesting of restricted stock is normally dependent on the satisfaction of a stretching corporate performance target as determined by the committee for each award. Restricted stock may be granted without performance conditions to satisfy recruitment and retention objectives. Details of the performance periods, measures and targets for outstanding restricted stock awards are set out in the notes to table 4 on pages 65 and 66 of this report.

For 2004, awards made under the long-term incentive plan will be in the form of restricted stock although, at the date of publication of this report, no decisions had been made on the amount of stock to be awarded or the terms that might apply.

All-employee share plans
Executive directors are eligible to participate in the company's all-employee share plans on the same terms as other employees. These plans comprise share acquisition programmes in the UK and the US. These plans operate within specific tax legislation (including a requirement to finance acquisition of shares using the proceeds of a monthly savings contract) and the acquisition of shares under these plans is not subject to the satisfaction of a performance target.

Shareholding policy
As previously noted, in line with the policy of encouraging widespread employee ownership, the company encourages executive directors to build up a substantial shareholding in the company. Although, in view of the volatility of the stock market, we do not think it is appropriate to specify a particular relationship of shareholding to salary, we describe separately here both the number of shares that the executive directors and the chairman hold and the value expressed as a percentage of base salary. The current value of holdings based on the middle market value of Pearson shares of 620p on 27 February 2004 against the base salary set out in this report is as follows:

	Number of shares	Value (% of base salary)
Dennis Stevenson	163,268	368%
Marjorie Scardino	93,733	93%
David Bell	56,492	97%
Rona Fairhead	9,622	16%
Peter Jovanovich	56,450	66%
John Makinson	39,214	54%

Service agreements
Executive directors have rolling service agreements with one or more group companies. Other than by termination in accordance with the terms of these agreements, employment continues until retirement.

In accordance with policy, with the exception of Peter Jovanovich, all executive directors have service agreements under which the company may terminate these agreements by giving 12 months' notice and which specify the compensation payable by way of liquidated damages in circumstances where the company terminates the agreements without notice or cause. We feel that these notice periods and provisions for liquidated damages are adequate, but not excessive, compensation for loss of office.

In the case of Peter Jovanovich, his service agreement provides for compensation on termination of employment by the company without cause of 200% of annual salary plus target bonus reflecting US employment practice and the terms agreed with him in October 2000 before his appointment as a director of the company.

In 2003, the chairman of the board wrote to institutional investors on the matter of Peter Jovanovich's severance terms. He said that we were completely supportive of 12 months being the longest period of notice in directors' contracts. We intend that after a further period this arrangement will fall in line with those for the other executive directors. Discussions with Peter Jovanovich have been held up by his absence on ill-health grounds, but will resume on his return.

We summarise the agreements as follows:

Name	Date of agreement	Notice periods	Compensation on termination by the company without notice or cause
Dennis Stevenson	13 May 1997	six months from the director; 12 months from the company	100% of salary at the date of termination
Marjorie Scardino	27 February 2004	six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential bonus
David Bell	15 March 1996	six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential bonus
Rona Fairhead	24 January 2003	six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential bonus
Peter Jovanovich	9 October 2000	Employment may be terminated by either party at any time, subject to three months' notice from the director in the case of voluntary resignation	200% of annual salary and target bonus
John Makinson	24 January 2003	six months from the director; 12 months from the company	100% of annual salary at the date of termination, the annual cost of pension and all other benefits and 50% of potential bonus

Retirement benefits
We describe in turn the retirement benefits for each of the executive directors. Details of directors' pension arrangements are set out in table 2 on pages 62 and 63 of this report.

Marjorie Scardino
Marjorie Scardino has both defined benefit and defined contribution pension arrangements.

The Pearson Inc. Pension Plan (the US Plan) is an approved defined benefit plan providing a lump sum convertible to a pension on retirement. The lump sum accrued at 6% of capped compensation, but accruals of benefit ceased on 31 December 2001.

The US Plan has a normal retirement age of 65. Early retirement is possible with a reduced pension for early payment.

The US Plan does not guarantee any increases to the pension once it comes into payment.

The US Plan also provides a spouse's pension on death in service and the option of a death in retirement pension by reducing the member's pension.

The defined contribution arrangements are an approved 401(k) plan in the US and an unfunded unapproved defined contribution plan. In addition, from 2004 a funded defined contribution plan to be approved by the UK Inland Revenue as a corresponding scheme replaces part of the unfunded plan.

The account balance of the unfunded unapproved defined contribution plan is determined by reference to the value of a notional cash account which increases annually by a specified notional interest rate. From 2004, this plan gives Marjorie Scardino the opportunity to convert a proportion of this notional cash account into a notional share account reflecting the value of a number of Pearson ordinary shares. The number of shares in the notional share account is determined by reference to the market value of Pearson shares at the date of conversion. On 1 March 2004, Marjorie Scardino will convert $1.2m of the value of the notional cash account into notional Pearson shares. The number of notional shares will be determined by reference to the middle market value of Pearson shares on that date.

At retirement, the account balances of the defined contribution arrangements will be used to provide benefits. Benefits under the notional share account can be satisfied by the transfer of Pearson shares.

In the event of death before retirement, the account balances in the defined contribution arrangements will be used to provide benefits for dependants.

David Bell
David Bell is a member of the Final Pay Section of the Pearson Group Pension Plan (the UK Plan).

He is eligible for a pension from the UK Plan of two-thirds of his final base salary at normal retirement age due to his previous service with the Financial Times.

The UK Plan has a normal retirement age of 62. Early retirement after age 50 is possible with company consent and on a pension that is scaled down to reflect the shorter period of service completed. If retiring before age 60, the pension will be further reduced by an actuarial factor to reflect the longer period over which it is expected to be paid.

Pensions in payment under the UK Plan are guaranteed to increase each year at 5% or the increase in the Index of Retail Prices, if lower.

On death in service before normal retirement age, a pension will be paid to the spouse, or in the absence of a spouse to a financial dependant nominated by the member. The pension will be one-third of annual base salary.

On death after leaving service but before retirement, a pension of 50% of the deferred pension will be payable to the spouse or nominated financial dependant.

On death in retirement, the pension payable is 60% of the director's pension (ignoring any pension commuted for a lump sum at retirement).

Children's pensions may also be payable to dependent children.

Rona Fairhead
Rona Fairhead is a member of the Final Pay Section of the UK Plan. Her pensionable salary is restricted to the earnings cap introduced by the Finance Act 1989. The UK Plan provides her with a pension that accrues at one-thirtieth of the earnings cap for each year of service.

In addition, the company contributes into a Funded Unapproved Retirement Benefits Scheme (FURBS).

The UK Plan has a normal retirement age of 62. Early retirement after age 50 is possible, with company consent, and on a pension from the plan that is scaled down to reflect the shorter period of service completed. If retiring before age 60, the pension will be further reduced by an actuarial factor to reflect the longer period over which it is expected to be paid.

Pensions in payment under the UK Plan are guaranteed to increase each year at 5% or the increase in the Index of Retail Prices, if lower.

Under the company's FURBS arrangements, early retirement is possible with company consent from age 50 onwards. The benefit payable will be the amount of the member's fund at the relevant date.

On death before normal retirement age, a pension from the UK Plan will be paid to the spouse, or in the absence of a spouse to a financial dependant nominated by the member. The pension will be one-third of the earnings cap at the time of death.

On death after leaving service but before retirement, a pension of 50% of the deferred pension will be payable to the spouse or nominated financial dependant.

On death in retirement, the pension payable is 60% of the director's pension (ignoring any pension commuted for a lump sum at retirement).

Children's pensions may also be payable to dependent children.

In the event of death before retirement, the proceeds of the FURBS account will be used to provide benefits for dependants.

Peter Jovanovich
Peter Jovanovich has both defined benefit and defined contribution pension arrangements in the US.

The Pearson Inc. Pension Plan (the US Plan) is an approved defined benefit plan providing a lump sum convertible to a pension on retirement. The lump sum accrued at 6% of capped compensation, but accruals of benefit ceased on 31 December 2001.

In addition, he participates in an unfunded, unapproved Supplemental Executive Retirement Plan (the US SERP) providing an annual pension accrual of 2% of final average earnings, less benefits accrued in the US Plan and US Social Security. He ceased to build up additional benefits in the US SERP at 31 December 2002.

The defined contribution arrangements are an approved 401(k) plan and a funded, unapproved 401(k) excess plan. For 2003, Peter Jovanovich's pension arrangements include a new unfunded, unapproved, defined contribution plan as his participation in the US SERP ceased.

The US Plan has a normal retirement age of 65. Early retirement is possible with a reduced pension for early payment. The US Plan does not guarantee any increases to the pension once it comes into payment.

At retirement, the account balances of the defined contribution arrangements will be used to provide benefits.

The US Plan and the US SERP also provide a spouse's pension on death in service and the option of a death in retirement pension by reducing the member's pension.

In the event of death before retirement, the account balances in the defined contribution arrangements will be used to provide benefits for dependants.

John Makinson

John Makinson is a member of the Final Pay Section of the UK Plan. His pensionable salary is restricted to the earnings cap.

The company had been paying contributions into a FURBS on his behalf, but those contributions ceased on 31 December 2001.

During 2002, the company established an Unfunded Unapproved Retirement Benefits Scheme (UURBS) for John Makinson.

The UURBS tops up the pensions payable from the UK Plan and the closed FURBS to target a pension of two-thirds of Revalued Base Salary on retirement at age 62. Revalued Base Salary is defined as £450,000 increased at 1 January each year by reference to the increase in the Index of Retail Prices over the previous year.

The UK Plan has a normal retirement age of 62. Early retirement after age 50 is possible, with company consent based on a uniform accrual from 1 April 1994. The pension from the UK Plan, the FURBS and the UURBS in aggregate will be scaled down to reflect the shorter period of service completed. If retiring before age 60, the pension will be further reduced by an actuarial factor to reflect the longer period over which it is expected to be paid.

The pension in payment is guaranteed to increase each year at 5% or the increase in the Index of Retail Prices, if lower.

On death in service before normal retirement age, a pension from the UK Plan, the FURBS and the UURBS in aggregate will be paid to the spouse, or in the absence of a spouse to a financial dependant nominated by the member. The pension will be one-third of Revalued Base Salary.

On death after leaving service but before retirement, a pension of 50% of the deferred pension will be payable to the spouse or nominated financial dependant.

On death in retirement, the pension payable is 60% of the director's pension (ignoring any pension commuted for a lump sum at retirement).

Children's pensions may also be payable to dependent children.

Executive directors' non-executive directorships

Our policy is that executive directors may, by agreement with the board, serve as non-executives of other companies and retain any fees payable for their services.

Chairman's remuneration

Our policy is that the chairman's pay should be set at a level that is competitive with those of chairmen in similar positions in comparable companies.

He is not entitled to an annual bonus, retirement or other benefits. He is eligible to participate in the company's worldwide save for shares plan on the same terms as all other eligible employees.

The chairman's salary has remained unchanged since 1999 at £275,000 per year. He has voluntarily given up any consideration for awards under the long-term incentive plans that have been developed since then and for which he might have been eligible. During 2003, the committee reviewed his remuneration with advice from Towers Perrin on practice relating to chairmen's remuneration and on the increase in the remuneration of chairmen in comparable positions since the last review. After considering all the circumstances, the committee's view was that the current appropriate total pay level was around £425,000 per year.

Having been informed of the committee's view, the chairman indicated that he thought it was not appropriate for him to receive an increase of this magnitude in cash – a view which the committee accepted. Instead, the committee recommended to the board that the chairman's salary should be increased to £325,000 with effect from 1 January 2004 and that he should receive a share award of 30,000 shares in 2004. This award is linked to the company's share price and will not be released to him unless the Pearson share price reaches £9.00 within a maximum period of three years.

Non-executive directors

Fees for non-executive directors are determined by the full board having regard to market practice and within the restrictions contained in the company's articles of association. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of the company) and do not participate in the company's equity-based incentive plans.

Since January 2000, non-executive directors have received an annual fee of £35,000 each. One overseas-based director is paid a supplement of £7,000 per annum. The non-executive directors who chair the personnel and audit committees each receive an additional fee of £5,000 per annum.

In the case of Patrick Cescau, his fee is paid over to his employer. For those non-executive directors who retain their fees personally, £10,000 of the total fee, or all of the fee in the case of Rana Talwar, is payable in the form of Pearson shares which the non-executive directors have committed to retain for the period of their directorships.

Non-executive directors serve Pearson under letters of appointment and do not have service contracts. There is no entitlement to compensation on the termination of their directorships.

Report on directors' remuneration continued

Table 1: Remuneration of the directors

Excluding contributions to pension funds and related benefits set out in table 2, directors' remuneration was as follows:

	2003 Salaries/ fees £000	2003 Bonus £000	2003 Other £000	2003 Total £000	2002 Total £000	2002 Total* £000
Chairman						
Dennis Stevenson	275	–	–	275	275	275
Executive directors						
Marjorie Scardino	625	200	54	879	852	852
David Bell	360	115	16	491	487	487
Rona Fairhead (appointed 1 June 2002)	363	116	14	493	301	496
Peter Jovanovich (appointed 1 June 2002)	530	156	9	695	570	978
John Makinson	450	127	232	809	855	855
Non-executive directors						
Terry Burns	35	–	–	35	35	35
Patrick Cescau (appointed 1 April 2002)	35	–	–	35	26	26
Reuben Mark	47	–	–	47	47	47
Vernon Sankey	40	–	–	40	40	40
Rana Talwar	35	–	–	35	35	35
Total	2,795	714	325	3,834	3,523	4,126
Total 2002	2,230	1,053	240	–	3,523	4,126

* Includes remuneration for Rona Fairhead and Peter Jovanovich prior to their appointment as directors on 1 June 2002.

Note 1 For Pearson plc, the 2003 performance measures in the annual bonus plan were growth in underlying sales, growth in adjusted earnings per share, trading cash conversion and average working capital as a ratio to sales.

In the case of Peter Jovanovich and John Makinson, part of their bonuses also related to the performance of Pearson Education and Penguin Group respectively. For both businesses, the performance measures were growth in underlying sales, trading margin, trading cash conversion and average working capital as a ratio to sales.

Note 2 Other emoluments include company car and healthcare benefits and, in the case of Marjorie Scardino, include £37,030 in respect of housing costs.

John Makinson is entitled to a location and market premium in relation to the management of the business of the Penguin Group in the US. He received £206,586 for 2003.

Marjorie Scardino, Rona Fairhead, David Bell and John Makinson have the use of a chauffeur.

Note 3 No amounts in compensation for loss of office and no expense allowances chargeable to UK income tax were paid during the year.

Note 4 The following executive directors served as non-executive directorships elsewhere and received fees as follows: Marjorie Scardino (Nokia Corporation – €100,000); David Bell (VITEC Group plc – £27,500); Rona Fairhead (Harvard Business School Publishing – nil); John Makinson (George Weston Limited – C$59,750).

Table 2: Directors' pensions

	Age at 31 Dec 03	Increase in accrued pension over the period £000	Accrued pension at 31 Dec 03 £000[1]	Transfer value at 31 Dec 02 £000[2]	Transfer value at 31 Dec 03 £000	Increase in transfer value† £000	Increase in accrued pension over the period* £000	Transfer value of increase in accrued pension at 31 Dec 03*† £000
Marjorie Scardino	56	(0.5)	4.0	32.0	30.2	(1.8)	(0.6)	(4.5)
David Bell	57	36.9	216.0	1,965.7	2,805.7	822.0	31.9	396.0
Rona Fairhead	42	3.3	7.3	19.9	44.2	19.5	3.2	14.6
Peter Jovanovich	54	(6.8)	61.6	392.5	442.3	49.8	(8.7)	(62.5)
John Makinson	49	35.0	132.2	648.0	1,189.2	536.3	32.3	285.5

* Net of inflation

† Less directors' contributions

Table 2: Directors' pensions continued

	Other pension costs to the company over the period £000[3]	Other pension related benefits £000[4]
Marjorie Scardino	474.8	29.4
David Bell	–	–
Rona Fairhead	94.4	–
Peter Jovanovich	270.0	2.8
John Makinson	–	4.2

Note 1 The accrued pension at 31 December 2003 is that which would become payable from normal retirement age if the member left service at 31 December 2003. For Marjorie Scardino it relates only to the pension from the US Plan and the impact is negative because of exchange rate changes over the year. For David Bell and Rona Fairhead it relates to the pension payable from the UK Plan. For John Makinson it relates to the pension from the UK Plan, the FURBS and the UURBS in aggregate. For Peter Jovanovich it relates to the pension from the US Plan and the US SERP and the increase is negative because of exchange rate changes over the year.

Note 2 The UK transfer values at 31 December 2003 are calculated using the assumptions for cash equivalents payable from the UK Plan and are based on the accrued pension at that date. For the US SERP, transfer values are calculated using a discount rate equivalent to current US government long-term bond yields. The US Plan is a lump sum plan and the accrued balance is shown.

Note 3 This column comprises pension supplements for UK benefits. For US benefits it includes company contributions to funded defined contribution plans and notional contributions to unfunded defined contribution plans. The notional accumulated value of the unfunded defined contribution plans is calculated by reference to US prime rates of interest.

Note 4 This column comprises life cover and long-term disability insurance not provided by the retirement plans.

Table 3: Interests of directors

	Ordinary shares at 1 Jan 03	Ordinary shares at 31 Dec 03
Dennis Stevenson	161,894	163,268
Marjorie Scardino	86,121	93,733
David Bell	50,939	56,492
Terry Burns	1,712	3,133
Patrick Cescau	–	–
Rona Fairhead	560	9,622
Peter Jovanovich	54,986	56,450
John Makinson	29,333	39,214
Reuben Mark	11,837	13,561
Vernon Sankey	1,666	2,992
Rana Talwar	5,935	4,346

Note 1 Ordinary shares includes both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals under the annual bonus share matching plan.

Note 2 Executive directors of the company, as possible beneficiaries, are also deemed to be interested in the Pearson Employee Share Trust and the Pearson Employee Share Ownership Trust, the trustees of which held 206,769 and 7,371,290 Pearson ordinary shares of 25p each respectively at 31 December 2003 and also at 27 February 2004.

Note 3 At 31 December 2003, Marjorie Scardino, John Makinson and David Bell each held 1,000 shares in Recoletos Grupo de Comunicación S.A. Dennis Stevenson held 8,660 shares. John Makinson held 1,000 shares in Interactive Data Corporation.

Note 4 With effect from 1 March 2004, Marjorie Scardino will be deemed to be interested in a further number of shares under her unfunded pension arrangement described on page 60 of this report.

Note 5 The register of directors' interests (which is open to inspection during normal office hours) contains full details of directors' shareholdings and options to subscribe for shares. The market price on 31 December 2003 was 622p per share and the range during the year was 429.5p to 680p.

Table 4: Movements in directors' interests in restricted shares

Date of award	1 Jan 03	Awarded	Released	Lapsed	31 Dec 03	Market value at date of award	Latest vesting date	Date of release	Price paid on release
Marjorie Scardino									
a* 8/6/99	54,029				54,029				
b 25/6/98	3,900		(3,900)		–			27/6/03	0p
b 29/4/99	23,476			(23,476)	–				
b 19/5/00	13,676				13,676				
b 11/5/01	14,181				14,181				
c 9/5/01	55,400				55,400				
c 19/11/02	5,869			(5,869)	–				
c 16/12/02	362,040				362,040				
c 26/9/03		144,240			144,240	582p	26/9/10		
Total	532,571	144,240	(3,900)	(29,345)	643,566				
David Bell									
a* 8/6/99	26,890				26,890				
b 29/04/99	9,763			(9,763)	–				
b 19/5/00	6,371				6,371				
b 11/5/01	6,371				6,371				
b 17/4/03		6,105			6,105	541p	17/4/08		
c 9/5/01	21,800				21,800				
c 19/11/02	2,440			(2,440)	–				
c 16/12/02	159,678				159,678				
c 26/9/03		98,880			98,880	582p	26/9/10		
Total	233,313	104,985	–	(12,203)	326,095				
Rona Fairhead									
b 19/4/02	933				933				
b 17/4/03		15,103			15,103	541p	17/4/08		
c 8/4/02	5,000				5,000				
c 16/12/02	159,678				159,678				
c 26/9/03		98,880			98,880	582p	26/9/10		
Total	165,611	113,983	–	–	279,594				

Table 4: Movements in directors' interests in restricted shares continued

Date of award	1 Jan 03	Awarded	Released	Lapsed	31 Dec 03	Market value at date of award	Latest vesting date	Date of release	Price paid on release
Peter Jovanovich									
a* 8/6/99	46,586				46,586				
b 29/4/99	8,889			(8,889)	–				
b 19/5/00	9,822				9,822				
b 3/1/01	58,343				58,343				
c 9/5/01	41,560				41,560				
c 19/11/02	2,222			(2,222)	–				
c 16/12/02	198,396				198,396				
c 26/9/03		98,880			98,880	582p	26/9/10		
Total	365,818	98,880	–	(11,111)	453,587				
John Makinson									
a* 8/6/99	30,874				30,874				
b 25/6/98	2,293		(2,293)		–			27/6/03	0p
b 29/4/99	11,630			(11,630)	–				
b 19/5/00	9,117				9,117				
b 11/5/01	9,553				9,553				
b 17/4/03		12,210			12,210	541p	17/4/08		
c 9/5/01	26,380				26,380				
c 19/11/02	2,907			(2,907)	–				
c 16/12/02	206,880				206,880				
c 26/9/03		98,880			98,880	582p	26/9/10		
Total	299,634	111,090	(2,293)	(14,537)	393,894				

Note 1 Prices have been rounded to the nearest whole penny.

Note 2 The number of shares shown represents the maximum number of shares that may vest, subject to any performance conditions being met.

Note 3 No variations to the terms and conditions of plan interests were made during the year.

Note 4 Restricted shares designated as: a reward plan; b annual bonus share matching plan; and c long-term incentive plan; and * where shares have vested and are held pending release.

Each plan is described below in relation to its status during the year i.e. whether awards have been released or lapsed, have vested and are held, are outstanding or were granted.

› Awards released The annual bonus share matching plan permits executive directors and senior executives around the Company to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the company's adjusted earnings per share increase in real terms by at least 3% per annum, the company will match them on a gross basis of one share for every two held after three years, and another one for two originally held (i.e. a total of one for one) after five years. For the award made on 25 June 1998, since the real growth in earnings per share target for the period 1997 to 2002 was not met, participants did not become entitled to the second one-for-two matching shares and these awards lapsed. Participants were, however, already entitled to the first one-for-two matching shares based on 1997 to 2000 performance and these shares were released on 27 June 2003. No consideration was payable by participants for these shares. Marjorie Scardino and John Makinson held shares under this plan. Details of these awards are set out in table 4 and itemised as b on pages 64 and 65 of this report.

› Awards lapsed Since the earnings per share target for 1998 to 2003 was not met, the annual bonus share matching plan awards made in 1999 and the long-term incentive plan shares awarded on 19 November 2002 lapsed.

Marjorie Scardino, David Bell, Peter Jovanovich and John Makinson held awards under these plan. Details of these awards are set out in table 4 and itemised as b and c on pages 64 and 65 of this report.

› Awards vested and held Pearson Equity Incentives awarded in 1999 under the reward plan vested on 8 June 2002. Following vesting, the shares remain subject to a two-year retention period and will be released in 2004. Marjorie Scardino, David Bell, Peter Jovanovich and John Makinson hold PEIs under this plan. Details of these awards are set out in table 4 and itemised as a* on pages 64 and 65 of this report.

› Awards outstanding Outstanding awards from 2000, 2001 and 2002 under the annual bonus share matching plan for Marjorie Scardino, David Bell, Rona Fairhead, Peter Jovanovich and John Makinson are set out in table 4 and itemised as b on pages 64 and 65 of this report. These shares will vest subject to the real growth in earnings per share targets being met for the relevant three or five year periods.

Outstanding awards from 2001 and 2002 under the long-term incentive plan for Marjorie Scardino, David Bell, Rona Fairhead, Peter Jovanovich and John Makinson are set out in table 4 and itemised as c on pages 64 and 65 of this report.

Report on directors' remuneration continued

The vesting of restricted stock awards under the long-term incentive plan made in 2001 was related to free cash flow per share performance over the period 2001 to 2003 consistent with the performance measure used in relation to vesting of restricted stock under the previous reward plan. The committee considered that free cash flow was the most appropriate performance measure to determine the vesting of restricted shares at the time because the cash the businesses generate provided a transparent and accurate measure of Pearson's achievements and was recognised by shareholders as a significant driver of value. This target is met if the company's cumulative free cash flow per share for the three financial years of the performance period exceeds the target set by the committee for growth over the free cash flow per share for the financial year prior to the start of the period (free cash flow being defined as our operating cash flow as stated in each year's accounts less tax liabilities on operating activities and tax paid).

The target for all of the shares awarded to vest was cumulative free cash flow per share of 116.9p and the threshold for 50% of the shares to vest was 95.9p. These represented compound annual growth rates over free cash flow per share of 23.0p in 2000 equivalent to 28.8% and 17.4%. At the year-end, there was an outstanding receivable due from the TSA contract in 2002. The committee has deemed this to be an exceptional situation outside the control of the participants concerned and intends that the vesting of shares be triggered by the actual reported FCF per share over the period 2001 through 2003 plus the FCF per share that would have derived from the TSA cash had it been received in 2003. Any vesting would be triggered in May 2004 (the third anniversary of the award) or after the cash is actually received in 2004, whichever is the later. If no, or insufficient, TSA cash is received in 2004, the awards will lapse in their entirety.

A participant may call for three-quarters of the shares that vest within six months of the vesting date. However, the remaining one-quarter of the shares that vest may be called within six months of the second anniversary of the vesting date but only if the participant has not disposed of any shares in the first three-quarters, other than those that may be released in order to satisfy personal tax liabilities.

The long-term incentive plan shares awarded to Rona Fairhead on 8 April 2002 will vest on 8 October 2004, being three years from the date of her appointment, in accordance with the terms agreed with her when she joined the company.

The long-term incentive plan shares awarded on 16 December 2002 will vest in tranches. The first tranche of shares will vest on 28 June 2005. The second, third, fourth and fifth tranches will vest no earlier than 28 June 2005 subject to the Pearson share price reaching £9, £11, £13 and £18 respectively for a period of 20 consecutive business days prior to 28 June 2009.

› Awards granted The annual bonus share matching plan shares awarded on 17 April 2003 will vest in full on 17 April 2008 if the company's adjusted earnings per share increase in real terms by at least 3% per annum over the period 2002 to 2007. Half this number of shares will vest on 17 April 2006 if the company's adjusted earnings per share increase in real terms by at least 3% per annum over the period 2002 to 2005. The market price of the shares on the date of the award was 541p. The latest vesting date of this award is 17 April 2008. David Bell, Rona Fairhead and John Makinson hold shares under this plan. Details of these awards are set out in table 4 and itemised as b on pages 64 and 65 of this report.

The long-term incentive plan shares awarded on 26 September 2003 will vest in tranches as set out in the table below. The first tranche of shares shown in A will vest on 26 September 2006. The second, third, fourth and fifth tranches shown in B, C, D and E will vest no earlier than 26 September 2006 subject to the Pearson share price reaching £9, £11, £13 and £18 respectively for a period of 20 consecutive business days prior to 26 September 2010. Although their value was below policy levels, the committee considered that these awards and stretching share price targets, which focus on the restoration of shareholder value, provide meaningful incentives to the executives concerned while recognising the long-term interests of shareholders. The market price of the shares on the date of the award was 582p. The latest vesting date of this award is 26 September 2010.

Long Term Incentive Plan Award 26 September 2003	A	B	C	D	E
Marjorie Scardino	24,040	24,040	24,040	24,040	48,080
David Bell	16,480	16,480	16,480	16,480	32,960
Rona Fairhead	16,480	16,480	16,480	16,480	32,960
Peter Jovanovich	16,480	16,480	16,480	16,480	32,960
John Makinson	16,480	16,480	16,480	16,480	32,960

Table 5: Movements in directors' interests in share options

Date of grant		1 Jan 03	Granted	Exercised	Lapsed	31 Dec 03	Option price	Earliest exercise date	Expiry date
Dennis Stevenson									
b	15/5/98	2,512				2,512	687p	1/8/03	1/2/04
Total		2,512				2,512			
Marjorie Scardino									
a*	14/9/98	176,556				176,556	974p	14/9/01	14/9/08
a*	14/9/98	5,660				5,660	1090p	14/9/01	14/9/08
b	15/5/98	2,839				2,839	687p	1/8/05	1/2/06
b	9/5/03		2,224			2,224	425p	1/8/06	1/2/07
c	8/6/99	37,583				37,583	1373p	8/6/02	8/6/09
c	8/6/99	37,583				37,583	1648p	8/6/02	8/6/09
c	8/6/99	37,583				37,583	1922p	8/6/02	8/6/09
c	3/5/00	36,983			(36,983)	–	2303p	3/5/03	3/5/10
c	3/5/00	36,983				36,983	2764p	3/5/03	3/5/10
c	3/5/00	36,983				36,983	3225p	3/5/03	3/5/10
d*	9/5/01	41,550				41,550	1421p	9/5/02	9/5/11
d*	9/5/01	41,550				41,550	1421p	9/5/03	9/5/11
d	9/5/01	41,550				41,550	1421p	9/5/04	9/5/11
d	9/5/01	41,550				41,550	1421p	9/5/05	9/5/11
Total		574,953	2,224	–	(36,983)	540,194			
David Bell									
a*	14/9/98	20,496				20,496	974p	14/9/01	14/9/08
b*	15/5/98	501				501	687p	1/8/03	1/2/04
b	16/5/99	184				184	913p	1/8/04	1/2/05
b	13/5/00	202				202	1428p	1/8/03	1/2/04
b	9/5/01	202				202	957p	1/8/04	1/2/05
b	10/5/02	272				272	696p	1/8/05	1/2/06
b	9/5/03		444			444	425p	1/8/06	1/2/07
c	8/6/99	18,705				18,705	1373p	8/6/02	8/6/09
c	8/6/99	18,705				18,705	1648p	8/6/02	8/6/09
c	8/6/99	18,705				18,705	1922p	8/6/02	8/6/09
c	3/5/00	18,686			(18,686)	–	2303p	3/5/03	3/5/10
c	3/5/00	18,686				18,686	2764p	3/5/03	3/5/10
c	3/5/00	18,686				18,686	3225p	3/5/03	3/5/10
d*	9/5/01	16,350				16,350	1421p	9/5/02	9/5/11
d*	9/5/01	16,350				16,350	1421p	9/5/03	9/5/11
d	9/5/01	16,350				16,350	1421p	9/5/04	9/5/11
d	9/5/01	16,350				16,350	1421p	9/5/05	9/5/11
Total		199,430	444	–	(18,686)	181,188			
Rona Fairhead									
d*	1/11/01	19,997				19,997	822p	1/11/02	1/11/11
d*	1/11/01	19,998				19,998	822p	1/11/03	1/11/11
d	1/11/01	20,005				20,005	822p	1/11/04	1/11/11
Total		60,000	–	–	–	60,000			

Report on directors' remuneration continued

Table 5: Movements in directors' interests in share options (continued)

Date of grant		1 Jan 03	Granted	Exercised	Lapsed	31 Dec 03	Option price	Earliest exercise date	Expiry date
Peter Jovanovich									
a*	12/9/97	8,250				8,250	758p	12/9/00	12/9/07
a*	12/9/97	102,520				102,520	677p	12/9/00	12/9/07
c	8/6/99	32,406				32,406	1373p	8/6/02	8/6/09
c	8/6/99	32,406				32,406	1648p	8/6/02	8/6/09
c	8/6/99	32,406				32,406	1922p	8/6/02	8/6/09
c	3/5/00	33,528			(33,528)	–	2303p	3/5/03	3/5/10
c	3/5/00	33,528				33,528	2764p	3/5/03	3/5/10
c	3/5/00	33,528				33,528	3225p	3/5/03	3/5/10
d*	9/5/01	31,170				31,170	$21.00	9/5/02	9/5/11
d*	9/5/01	31,170				31,170	$21.00	9/5/03	9/5/11
d	9/5/01	31,170				31,170	$21.00	9/5/04	9/5/11
d	9/5/01	31,170				31,170	$21.00	9/5/05	9/5/11
d*	1/11/01	19,998				19,998	$11.97	1/11/02	1/11/11
d*	1/11/01	19,998				19,998	$11.97	1/11/03	1/11/11
d	1/11/01	20,004				20,004	$11.97	1/11/04	1/11/11
Total		493,252	–	–	(33,528)	459,724			
John Makinson									
a*	6/5/94	56,000				56,000	567p	6/5/97	6/5/04
a*	20/4/95	20,160				20,160	487p	20/4/98	20/4/05
a*	8/8/96	36,736				36,736	584p	8/8/99	8/8/06
a*	12/9/97	73,920				73,920	677p	12/9/00	12/9/07
a*	14/9/98	30,576				30,576	974p	14/9/01	14/9/08
b	9/5/01	1,920				1,920	957p	1/8/08	1/2/09
b	9/5/03		4,178			4,178	425p	1/8/10	1/2/11
c	8/6/99	21,477				21,477	1373p	8/6/02	8/6/09
c	8/6/99	21,477				21,477	1648p	8/6/02	8/6/09
c	8/6/99	21,477				21,477	1922p	8/6/02	8/6/09
c	3/5/00	21,356			(21,356)	–	2303p	3/5/03	3/5/10
c	3/5/00	21,356				21,356	2764p	3/5/03	3/5/10
c	3/5/00	21,356				21,356	3225p	3/5/03	3/5/10
d*	9/5/01	19,785				19,785	1421p	9/5/02	9/5/11
d*	9/5/01	19,785				19,785	1421p	9/5/03	9/5/11
d	9/5/01	19,785				19,785	1421p	9/5/04	9/5/11
d	9/5/01	19,785				19,785	1421p	9/5/05	9/5/11
Total		426,951	4,178	–	(21,356)	409,773			

Note 1 Prices have been rounded up to the nearest whole penny.

Note 2 No variations to the terms and conditions of share options were made during the year.

Note 3 No share options were exercised during the year.

Note 4 For outstanding options, the market price of Pearson shares during the year ranged between 429.5p and 680p.

Note 5 Shares under option are designated as: a executive; b worldwide save for shares; c premium priced; and d long-term incentive; and * where options are exercisable.

a Executive – The plans under which these options were granted were replaced with the introduction of the Long-Term Incentive Plan in 2001. No executive options have been granted to the directors since 1998 and the terms set out below relate to options already granted that remain outstanding.

Subject to any performance condition being met, executive options become exercisable on the third anniversary of the date of grant and lapse if they remain unexercised at the tenth. Options granted prior to 1996 are not subject to performance conditions representing market best practice at that time.

The exercise of options granted since 1996 is subject to a real increase in the company's adjusted earnings per share over any three-year period prior to exercise. This measure of performance represented market best practice and was in accordance with institutional investors 'guidelines for option plans of that period.

Real growth is measured against the UK Government's Index of Retail Prices (All Items).

Marjorie Scardino, David Bell, Peter Jovanovich and John Makinson hold options under this plan. Details of these awards are set out in table 5 and itemised as a on pages 67 and 68 of this report.

b Worldwide save for shares – The acquisition of shares under the worldwide save for shares plan is not subject to the satisfaction of a performance target.

Dennis Stevenson, Marjorie Scardino, David Bell and John Makinson hold options under this plan. Details of these holdings are set out in table 5 and itemised as b on pages 67 and 68 of this report.

c Premium priced – The plan under which these options were granted was replaced with the introduction of the Long-Term Incentive Plan in 2001. No premium priced options have been granted to the directors since 1999 and the terms set out below relate to options already granted that remain outstanding.

Subject to the performance conditions being met, Premium Priced Options (PPOs) become exercisable on the third anniversary of the date of grant and lapse if they remain unexercised at the tenth.

PPOs were granted in three tranches. For these to become exercisable, the Pearson share price has to stay above the option price for 20 consecutive days within three, five and seven years respectively. The share price targets for the three-and five-year tranches of PPOs granted in 1999 were met in 2000. The share price target for the three-year tranche of PPOs granted in 2000 were not met in 2003 and the options lapsed.

In addition, for options to be exercisable, the company's adjusted earnings per share have to increase in real terms by at least 3% per annum over the three-year period prior to exercise. Real growth is measured against the UK Government's Index of Retail Prices (All Items). These targets for the three-year periods 1998 to 2001, 1999 to 2002 and 2000 to 2003 were not met.

Marjorie Scardino, David Bell, Peter Jovanovich and John Makinson hold PPOs under this plan. Details of these awards are set out in table 5 and itemised as c on pages 67 and 68 of this report.

d Long-term incentive – Options granted in 2001 were based on pre-grant earnings per share growth of 75% against a target of 16.6% over the period 1997 to 2000 and are not subject to further performance conditions on exercise.

Long-term incentive options granted on 9 May 2001 become exercisable in tranches on the first, second, third and fourth anniversary of the date of grant and lapse if they remain unexercised at the tenth. The fourth tranche lapses if any of the options in the first, second or third tranche are exercised prior to the fourth anniversary of the date of grant.

Long-term incentive options granted on 1 November 2001 become exercisable in tranches on the first, second and third anniversary of the date of grant and lapse if they remain unexercised at the tenth.

Details of the option grants under this plan for Marjorie Scardino, David Bell, Rona Fairhead, Peter Jovanovich and John Makinson are set out in table 5 itemised as d on pages 67 and 68 of this report.

In addition, Marjorie Scardino and Peter Jovanovich both contribute US$1,000 per month (the maximum allowed) to the US employee stock purchase plan. The terms of this plan allow participants to make monthly contributions for one year and to acquire shares at the end of that period at a price that is the lower of the market price at the beginning or the end of the period, both less 15%. Based on the market price at the start of the period, Marjorie Scardino and Peter Jovanovich would have the right to acquire 1,484 American Depositary Receipts.

Reuben Mark, Director
27 February 2004

Consolidated profit and loss account year ended 31 December 2003

All figures in £ millions	Note	2003 Results from operations	2003 Other items	2003 Total	2002 Results from operations	2002 Other items	2002 Total
Sales (including share of joint ventures)		4,066	–	4,066	4,331	–	4,331
Less: share of joint ventures		(18)	–	(18)	(11)	–	(11)
Sales	2a	4,048	–	4,048	4,320	–	4,320
Group operating profit		483	(257)	226	496	(302)	194
Share of operating profit/(loss) of joint ventures and associates	2c/d	7	(7)	–	(3)	(48)	(51)
Total operating profit	2b	490	(264)	226	493	(350)	143
Loss on sale of fixed assets and investments	4a	–	(2)	(2)	–	(13)	(13)
Profit/(loss) on sale of subsidiaries and associates	4b	–	8	8	–	(27)	(27)
Profit on sale of a subsidiary by an associate	4c	–	–	–	–	3	3
Non operating items		–	6	6	–	(37)	(37)
Profit before interest and taxation		490	(258)	232	493	(387)	106
Net finance costs	5	(80)	–	(80)	(94)	(37)	(131)
Profit/(loss) before taxation		410	(258)	152	399	(424)	(25)
Taxation	7	(128)	53	(75)	(131)	67	(64)
Profit/(loss) after taxation		282	(205)	77	268	(357)	(89)
Equity minority interests		(28)	6	(22)	(27)	5	(22)
Profit/(loss) for the financial year		254	(199)	55	241	(352)	(111)
Dividends on equity shares	8			(192)			(187)
Loss retained				(137)			(298)
Adjusted earnings per share	9			32.0p			30.3p
Basic earnings/(loss) per share	9			6.9p			(13.9)p
Diluted earnings/(loss) per share	9			6.9p			(13.9)p
Dividends per share	8			24.2p			23.4p

There is no difference between the profit/(loss) before taxation and the loss retained for the year stated above and their historical cost equivalents.

Consolidated balance sheet
as at 31 December 2003

All figures in £ millions	Note	2003	2002
Fixed assets			
Intangible assets	11	3,260	3,610
Tangible assets	12	468	503
Investments: joint ventures	13		
Share of gross assets		7	7
Share of gross liabilities		(1)	–
		6	7
Investments: associates	14	58	106
Investments: other	15	80	84
		3,872	4,310
Current assets			
Stocks	16	683	734
Debtors	17	1,132	1,057
Deferred taxation	21	145	174
Investments		2	2
Cash at bank and in hand	18	561	575
		2,523	2,542
Creditors – amounts falling due within one year			
Short-term borrowing	19	(575)	(249)
Other creditors	20	(1,129)	(1,114)
		(1,704)	(1,363)
Net current assets		819	1,179
Total assets less current liabilities		4,691	5,489
Creditors – amounts falling due after more than one year			
Medium and long-term borrowing	19	(1,347)	(1,734)
Other creditors	20	(45)	(60)
		(1,392)	(1,794)
Provisions for liabilities and charges	22	(152)	(165)
Net assets		3,147	3,530
Capital and reserves			
Called up share capital	23	201	200
Share premium account	24	2,469	2,465
Profit and loss account	24	282	673
Equity shareholders' funds		2,952	3,338
Equity minority interests		195	192
		3,147	3,530

The company balance sheet is shown in note 32.

The financial statements were approved by the board of directors on 27 February 2004 and signed on its behalf by

Dennis Stevenson, Chairman
Rona Fairhead, Chief financial officer

Consolidated cash flow statement year ended 31 December 2003

All figures in £ millions	Note	2003	2002
Net cash inflow from operating activities	27	359	529
Dividends from joint ventures and associates		9	6
Interest received		11	11
Interest paid		(86)	(151)
Debt issue costs		(1)	–
Dividends paid to equity minority interests		(19)	(1)
Returns on investments and servicing of finance		(95)	(141)
Taxation		(44)	(55)
Purchase of tangible fixed assets		(105)	(126)
Sale of tangible fixed assets		8	7
Purchase of investments		(4)	(21)
Sale of investments		–	3
Capital expenditure and financial investment		(101)	(137)
Purchase of subsidiaries	25	(94)	(87)
Net cash acquired with subsidiaries		34	1
Purchase of joint ventures and associates		(5)	(40)
Sale of subsidiaries	26	(4)	3
Net overdrafts/(cash) disposed with subsidiaries		1	(1)
Sale of associates		57	920
Acquisitions and disposals		(11)	796
Equity dividends paid		(188)	(181)
Net cash (outflow)/inflow before management of liquid resources and financing		(71)	817
Liquid resources acquired		(85)	(65)
Collateral deposit reimbursed		–	22
Management of liquid resources		(85)	(43)
Issue of equity share capital		5	6
Capital element of finance leases		(3)	(5)
Loan facility advanced/(repaid)		1	(507)
Bonds advanced		180	–
Bonds repaid		(159)	(167)
Collateral deposit reimbursed		54	17
Net movement in other borrowings		(13)	(7)
Financing		65	(663)
(Decrease)/increase in cash in the year	27	(91)	111

Statement of total recognised gains and losses year ended 31 December 2003

All figures in £ millions	2003	2002
Profit/(loss) for the financial year	55	(111)
Other net gains and losses recognised in reserves		
Exchange differences	(254)	(317)
Taxation on exchange differences	–	5
Total recognised gains and losses relating to the year	(199)	(423)
Prior year adjustment	–	209
Total recognised gains and losses	(199)	(214)

Included within profit/(loss) for the financial year is a loss for the year of £10m (2002: loss of £13m) relating to joint ventures and a profit of £6m (2002: a loss of £39m) relating to associates. The prior year adjustment in 2002 related to the adoption of FRS 19 'Deferred tax'.

Reconciliation of movements in equity shareholders' funds year ended 31 December 2003

All figures in £ millions	2003	2002
Profit/(loss) for the financial year	55	(111)
Dividends on equity shares	(192)	(187)
	(137)	(298)
Exchange differences net of taxation	(254)	(312)
Goodwill written back on sale of subsidiaries and associates	–	144
Shares issued	5	6
Replacement options granted on acquisition of subsidiary	–	1
Net movement for the year	(386)	(459)
Equity shareholders' funds at beginning of the year	3,338	3,797
Equity shareholders' funds at end of the year	2,952	3,338

Independent auditors' report to the members of Pearson plc

We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated balance sheet, the consolidated cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' funds and the notes to the accounts. We have also audited the disclosures required by Part 3 of Schedule 7a to the Companies Act 1985, contained in the report on directors' remuneration ('the auditable part').

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the report on directors' remuneration.

Our responsibility is to audit the financial statements and the auditable part of the report on directors' remuneration in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, have been prepared for and only for, the company's members as a body in accordance with section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the report on directors' remuneration have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the financial highlights, the chairman's statement, the chief executive's review, the section entitled 'growing our own', the report on corporate social responsibility entitled 'standing up', the operating and financial review entitled 'getting stronger' and the governance section including the board of directors, the directors' report and the unaudited part of the report on directors' remuneration.

We review whether the corporate governance statement within the directors' report reflects the Group's compliance with the seven provisions of the Combined Code issued in June 1998 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the report on directors' remuneration. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the report on directors' remuneration are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion – In our opinion

› the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2003 and the result and cash flows of the Group for the year then ended;

› the financial statements have been properly prepared in accordance with the Companies Act 1985; and

› those parts of the report on directors' remuneration required by Part 3 of Schedule 7a to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP, Chartered Accountants and Registered Auditors, London
27 February 2004

Notes to the accounts

1 Accounting policies
Accounting policies have been consistently applied and the amendment to FRS 5 – Application Note G 'Revenue recognition' has been applied in respect of multiple element arrangements as set out in note 1d below. The impact of this revision has not given rise to a material adjustment to these financial statements. The transitional arrangements of FRS 17 'Retirement benefits' which require additional disclosures in respect of retirement benefits have been adopted, as set out in note 10.

a. Basis of accounting – The accounts are prepared under the historical cost convention and in accordance with the Companies Act and applicable accounting standards. A summary of the significant accounting policies is set out below.

b. Basis of consolidation – The consolidated accounts include the accounts of all subsidiaries made up to 31 December. Where companies have become or ceased to be subsidiaries or associates during the year, the Group results include results for the period during which they were subsidiaries or associates.

The results of the Group includes the Group's share of the results of joint ventures and associates, and the consolidated balance sheet includes the Group's interest in joint ventures and associates at the book value of attributable net assets and attributable goodwill.

c. Goodwill – From 1 January 1998 goodwill, being either the net excess of the cost of shares in subsidiaries, joint ventures and associates over the value attributable to their net assets on acquisition or the cost of other goodwill by purchase, is capitalised and amortised through the profit and loss account on a straight-line basis over its estimated useful life not exceeding 20 years. Estimated useful life is determined after taking into account such factors as the nature and age of the business and the stability of the industry in which the acquired business operates, as well as typical life spans of the acquired products to which the goodwill attaches. Goodwill is subject to an impairment review at the end of the first full year following an acquisition, and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill arising on acquisitions before 1 January 1998 has been deducted from reserves and is charged or credited to the profit and loss account on disposal or closure of the business to which it relates.

d. Sales – Sales represent the amount of goods and services, net of value added tax and other sales taxes, and excluding trade discounts and anticipated returns, provided to external customers and associates.

Revenue from the sale of books is recognised when the goods are shipped. Anticipated returns are based primarily on historical return rates.

Circulation and advertising revenue is recognised when the newspaper or other publication is published.

Subscription revenue is recognised on a straight-line basis over the life of the subscription.

Where a contractual arrangement consists of two or more separate elements that can be provided to customers either on a stand-alone basis or as an optional extra, such as the provision of supplementary materials with textbooks, revenue is recognised for each element as if it were an individual contractual arrangement.

Revenue from long-term contracts, such as contracts to process qualifying tests for individual professions and government departments, is recognised over the contract term based on the percentage of services provided during the period, compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognised in the period in which the loss first becomes foreseeable. Contract losses are determined to be the amount by which estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

On certain contracts, where the Group acts as agent, only commissions and fees receivable for services rendered are recognised as revenue. Any third party costs incurred on behalf of the principal that are rechargeable under the contractual arrangement are not included in revenue.

e. Pension costs – The regular pension cost of the Group's defined benefit pension schemes is charged to the profit and loss account in accordance with SSAP 24 'Accounting for pension costs' in order to apportion the cost of pensions over the service lives of employees in the schemes. Variations arising from a significant reduction in the number of employees are adjusted in the profit and loss account to the extent that the year's regular pension cost, reduced by other variations, exceeds contributions payable for that year. Other variations are apportioned over the expected service lives of current employees in the schemes. The pension cost of the Group's defined contribution schemes is the amount of contributions payable for the year.

f. Post-retirement benefits other than pensions – Post-retirement benefits other than pensions are accounted for on an accruals basis to recognise the obligation over the expected service lives of the employees concerned.

g. Tangible fixed assets – The cost of tangible fixed assets other than freehold land is depreciated over estimated economic lives in equal annual amounts. Generally, freeholds are depreciated at 1% to 5% per annum, leaseholds at 2% per annum, or over the period of the lease if shorter, and plant and equipment at various rates between 5% and 33% per annum.

Notes to the accounts continued

1 Accounting policies continued

h. Leases – Finance lease rentals are capitalised at the net present value of the total amount of rentals payable under the leasing agreement (excluding finance charges) and depreciated in accordance with policy g above. Finance charges are written off over the period of the lease in reducing amounts in relation to the written down carrying cost. Operating lease rentals are expensed as incurred.

i. Fixed asset investments – Fixed asset investments are stated at cost less provisions for diminution in value.

j. Share schemes – Shares held by employee share ownership trusts are shown at cost less any provision for permanent diminution in value. The costs of funding and administering the trusts are charged to the profit and loss account in the period to which they relate. The cost of shares acquired by the trusts or the fair market value of the shares at the date of the grant, less any consideration to be received from the employee, is charged to the profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events (other than continued employment) an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate provision made.

k. Stocks – Stocks and work in progress are stated at the lower of cost and net realisable value.

l. Pre-publication costs – Pre-publication costs represent direct costs incurred in the development of titles prior to their publication. These costs are carried forward in stock where the title to which they relate has a useful life in excess of one year. These costs are amortised upon publication of the title over estimated economic lives of five years or less, being an estimate of the expected life cycle of the title, with a higher proportion of the amortisation taken in the earlier years.

m. Royalty advances – Advances of royalties to authors are included within debtors when the advance is paid less any provision required to bring the amount down to its net realisable value. The royalty advance is expensed at the contracted royalty rate as the related revenues are earned.

n. Newspaper development costs – Revenue investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. These measures include additional and enhanced editorial content, extended distribution and remote printing. These extra costs arising are expensed as incurred.

o. Deferred taxation – Provision is made in full for deferred tax that arises from timing differences that have originated but not reversed by the balance sheet date on transactions or events that result in an obligation to pay more tax in the future. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be taxable profits from which the underlying timing differences can be deducted. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been made to remit such earnings.

p. Financial instruments – Interest and the premium or discount on the issue of financial instruments is taken to the profit and loss account so as to produce a constant rate of return over the period to the date of expected redemption.

The Group uses derivative financial instruments to manage its exposure to interest rate and foreign exchange risks. These include interest rate swaps, currency swaps and forward currency contracts. Amounts payable or receivable in respect of interest rate derivatives are accrued with net interest payable over the period of the contract. Where the derivative instrument is terminated early, the gain or loss is spread over the remaining maturity of the original instrument. Where the underlying exposure ceases to exist, any termination gain or loss is taken to the profit and loss account. Foreign currency borrowings and their related derivatives are carried in the balance sheet at the relevant exchange rates at the balance sheet date. Gains or losses in respect of the hedging of overseas subsidiaries are taken to reserves. Gains or losses arising from foreign exchange contracts are taken to the profit and loss account in line with the transactions which they are hedging. Premiums paid on contracts designed to manage currency exposure on specific acquisitions or disposals are charged to the profit and loss account.

The company participates in offset arrangements with certain banks whereby cash and overdraft amounts are offset against each other.

q. Foreign currencies – Profit and loss accounts in overseas currencies are translated into sterling at average rates. Balance sheets are translated into sterling at the rates ruling at 31 December. Exchange differences arising on consolidation are taken directly to reserves. Other exchange differences are taken to the profit and loss account where they relate to trading transactions and directly to reserves where they relate to investments.

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.63 (2002: $ 1.51) and the year end rate was $1.79 (2002: $1.61).

r. Liquid resources – Liquid resources comprise short-term deposits of less than one year and investments which are readily realisable and held on a short-term basis.

s. Retained profits of overseas subsidiaries and associates – No provision is made for any additional taxation, less double taxation relief, which would arise on the remittance of profits retained where there is no intention to remit such profits.

2a Analysis of sales

All figures in £ millions	2003	2002
Business sectors		
Pearson Education	2,451	2,756
FT Group	757	726
The Penguin Group	840	838
Continuing operations	4,048	4,320
Geographical markets supplied		
United Kingdom	474	411
Continental Europe	463	419
North America	2,742	3,139
Asia Pacific	255	249
Rest of world	114	102
Continuing operations	4,048	4,320

			2003			2002
All figures in £ millions	Total by source	Inter-regional	Total sales	Total by source	Inter-regional	Total sales
Geographical source of sales						
United Kingdom	720	(29)	691	644	(25)	619
Continental Europe	339	(4)	335	304	(4)	300
North America	2,758	(39)	2,719	3,144	(36)	3,108
Asia Pacific	230	(1)	229	226	(2)	224
Rest of world	77	(3)	74	69	–	69
Continuing operations	4,124	(76)	4,048	4,387	(67)	4,320

Note The table above analyses sales by the geographical region from which the products and services originate. Inter-regional sales are those made between Group companies in different regions.

Included within sales for 2003 is an amount of £127m attributable to acquisitions made during the year.

Notes to the accounts continued

2b Analysis of total operating profit

All figures in £ millions	Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating profit
					2003
Business sectors					
Pearson Education	313	–	(207)	–	106
FT Group	86	–	(36)	–	50
The Penguin Group	91	–	(21)	–	70
Continuing operations	490	–	(264)	–	226
Geographical markets supplied					
United Kingdom	(46)	–	(31)	–	(77)
Continental Europe	29	–	(10)	–	19
North America	466	–	(218)	–	248
Asia Pacific	33	–	(5)	–	28
Rest of world	8	–	–	–	8
Continuing operations	490	–	(264)	–	226

All figures in £ millions	Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating profit
					2002
Business sectors					
Pearson Education	326	(7)	(244)	–	75
FT Group	80	–	(65)	(10)	5
The Penguin Group	87	(3)	(18)	–	66
Continuing operations	493	(10)	(327)	(10)	146
Discontinued operations	–	–	(3)	–	(3)
	493	(10)	(330)	(10)	143
Geographical markets supplied					
United Kingdom	(72)	(5)	(25)	–	(102)
Continental Europe	40	–	(8)	–	32
North America	495	(5)	(288)	–	202
Asia Pacific	31	–	(6)	–	25
Rest of world	(1)	–	–	(10)	(11)
Continuing operations	493	(10)	(327)	(10)	146
Discontinued operations	–	–	(3)	–	(3)
	493	(10)	(330)	(10)	143

Note Integration costs in 2002 include amounts in respect of the Dorling Kindersley and NCS acquisitions. Integration costs, goodwill amortisation and goodwill impairment are included as 'other items' in the profit and loss account. Discontinued operations related to the withdrawal of the Group from the television business.

Included within operating profit for 2003 is an amount of £12m attributable to acquisitions made during the year.

2c Share of operating loss of joint ventures

All figures in £ millions	Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating loss
					2003
Business sectors					
Pearson Education	–	–	–	–	–
FT Group	(11)	–	–	–	(11)
The Penguin Group	1	–	–	–	1
Continuing operations	(10)	–	–	–	(10)

All figures in £ millions	Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating loss
					2002
Business sectors					
Pearson Education	(1)	–	–	–	(1)
FT Group	(13)	–	–	–	(13)
The Penguin Group	1	–	–	–	1
Continuing operations	(13)	–	–	–	(13)

2d Share of operating profit/(loss) of associates

All figures in £ millions	Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating profit
					2003
Business sectors					
Pearson Education	1	–	–	–	1
FT Group	16	–	(7)	–	9
The Penguin Group	–	–	–	–	–
Continuing operations	17	–	(7)	–	10

All figures in £ millions	Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating loss
					2002
Business sectors					
Pearson Education	3	–	(1)	–	2
FT Group	7	–	(44)	–	(37)
The Penguin Group	–	–	–	–	–
Continuing operations	10	–	(45)	–	(35)
Discontinued operations	–	–	(3)	–	(3)
	10	–	(48)	–	(38)

Notes to the accounts continued

2e Analysis of capital employed

All figures in £ millions	Note	2003	2002
Business sectors			
Pearson Education		3,487	3,914
FT Group		432	410
The Penguin Group		596	605
Continuing operations		4,515	4,929
Geographical location			
United Kingdom		464	557
Continental Europe		219	258
North America		3,691	3,971
Asia Pacific		120	125
Rest of world		21	18
Continuing operations		4,515	4,929
Reconciliation of capital employed to net assets			
Capital employed		4,515	4,929
Add: deferred taxation	21	145	174
Less: provisions for liabilities and charges	22	(152)	(165)
Less: net debt excluding finance leases	27	(1,361)	(1,408)
Net assets		3,147	3,530

3 Analysis of consolidated profit and loss account

All figures in £ millions	2003	2002
Cost of sales	(1,910)	(2,064)
Gross profit	2,138	2,256
Distribution costs	(239)	(233)
Administration and other expenses	(1,724)	(1,888)
Other operating income (see below)	51	59
Net operating expenses	(1,912)	(2,062)
Analysed as		
Net operating expenses – before other items	(1,655)	(1,760)
Net operating expenses – other items		
– Integration costs	–	(10)
– Goodwill amortisation	(257)	(282)
– Goodwill impairment	–	(10)
Net operating expenses	(1,912)	(2,062)

Note Other items are all included in administration and other expenses.

All figures in £ millions	2003	2002
Other operating income		
Income from other investments		
Unlisted	4	2
Other operating income (mainly royalties, rights and commission income)	47	57
	51	59
Profit/(loss) before taxation is stated after charging		
Amortisation of pre-publication costs	158	170
Depreciation	111	122
Operating lease rentals		
– Plant and machinery	14	11
– Properties	113	101
– Other	9	13
Auditors' remuneration		
Statutory audit and audit-related regulatory reporting services	3	3
Non-audit services	2	3
Non-audit services were as follows		
Tax compliance services	1	2
Tax advisory services	1	1

Note Included in statutory audit fees are amounts relating to the parent company of £20,000 (2002: £20,000). Audit-related regulatory reporting fees are £200,000 (2002: £200,000). Non-audit fees in the UK in 2003 are £341,000 (2002: £231,000) and are in respect of tax advisory and tax compliance services. The remainder of the non-audit fees relate to overseas subsidiaries.

Notes to the accounts continued

4a Loss on sale of fixed assets and investments

All figures in £ millions	2003	2002
Net loss on sale of property	(1)	(3)
Net loss on sale of investments	(1)	(10)
Continuing operations	(2)	(13)
Taxation	–	6

4b Profit/(loss) on sale of subsidiaries and associates

All figures in £ millions	2003	2002
Profit on sale of Unidesa	12	–
Loss on sale of Forum	(1)	(40)
Loss on sale of PH Direct	–	(8)
Net (loss)/profit on sale of other subsidiaries and associates	(3)	3
Continuing operations	8	(45)
Profit on sale of the RTL Group – discontinued operations	–	18
	8	(27)
Taxation	(3)	(6)

4c Profit on sale of a subsidiary by an associate

All figures in £ millions	2003	2002
Profit on sale of Journal of Commerce by the Economist – continuing operations	–	3

5 Net finance costs

		2003			2002		
All figures in £ millions	Note	Results from operations	Other items	Total	Results from operations	Other items	Total
Net interest payable							
– Group	6	(81)	–	(81)	(94)	–	(94)
– Associates		1	–	1	–	–	–
Early repayment of debt and termination of swap contracts		–	–	–	–	(37)	(37)
Total net finance costs		(80)	–	(80)	(94)	(37)	(131)

6 Net interest payable – Group

All figures in £ millions	2003	2002
Interest payable and similar charges		
Bank loans, overdrafts and commercial paper		
On borrowing repayable wholly within five years not by instalments	(60)	(54)
On borrowing repayable wholly or partly after five years	(31)	(51)
Other borrowings		
On borrowing repayable wholly within five years not by instalments	(2)	–
	(93)	(105)
Interest receivable and similar income		
On deposits and liquid funds	12	11
Net interest payable	(81)	(94)

7 Taxation

All figures in £ millions	2003	2002
Analysis of (charge)/benefit in the year		
Current taxation		
UK corporation tax for the year	(9)	11
Adjustments in respect of prior years	10	58
	1	69
Overseas tax for the year	(59)	(63)
Adjustments in respect of prior years	3	–
Associates	(5)	(4)
	(60)	2
Deferred taxation		
Origination and reversal of timing differences		
UK	(4)	(11)
Overseas	(54)	(56)
Adjustments in respect of prior years	43	1
	(15)	(66)
Taxation	(75)	(64)

Note Included in the adjustment in respect of prior years in 2003 is a tax benefit of £44m (2002: £45m) relating to a prior year acquisition of a subsidiary and the disposal of a subsidiary and a fixed asset investment.

The current tax charge for the year is different from the standard rate of corporation tax in the UK (30%). The differences are explained below:

All figures in £ millions	2003	2002
Profit/(loss) before tax	152	(25)
Expected (charge)/benefit at UK corporation tax rate of 30% (2002: 30%)	(46)	8
Effect of overseas tax rates	8	11
Effect of tax losses	(5)	(7)
Timing differences	64	55
Non-deductible goodwill amortisation	(90)	(111)
US state taxes	(4)	(10)
Adjustments in respect of prior years and other items	13	56
Current tax (charge)/benefit for the year	(60)	2

Notes to the accounts continued

7 Taxation continued

All figures in percentages	2003	2002
Tax rate reconciliation		
UK tax rate	30.0	30.0
Effect of overseas tax rates	1.3	2.8
Other items	(0.1)	–
Tax rate reflected in adjusted earnings	31.2	32.8

Note Both the current and the total tax charge on profit (or loss) before tax will continue to be affected by the fact that there is only very limited tax relief available on the goodwill amortisation charged in the accounts.

The current tax charge will continue to be affected by the utilisation of tax losses and by the impact of other timing differences, in both cases mainly in the United States. Following the adoption of FRS 19 these factors will have only a very limited impact on the total tax rate; as shown in note 21, the Group has recognised a total deferred tax asset of £145m at 31 December 2003 (2002: £174m).

In both 2003 and 2002 the tax charge was materially affected by adjustments in respect to prior years; it is not practicable to forecast the possible effect of such items in future years as this will depend on progress in agreeing the Group's tax returns with the tax authorities.

The total charge in future years will also be affected by any changes to corporation tax rates and/or any other relevant legislative changes in the jurisdictions in which the Group operates and by the mix of profits between the different jurisdictions.

8 Dividends on equity shares

	2003		2002	
	Pence per share	£m	Pence per share	£m
Interim paid	9.4	73	9.1	72
Final proposed	14.8	119	14.3	115
Dividends for the year	24.2	192	23.4	187

Note Dividends in respect of the company's shares held by employee share trusts (see note 15) have been waived.

9 Earnings/(loss) per share

In order to show results from operations on a comparable basis, an adjusted earnings per share is presented which excludes certain items as set out below. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

		2003		2002	
	Note	£m	Earnings/(loss) per share (p)	£m	Earnings/(loss) per share (p)
Profit/(loss) for the financial year		55	6.9	(111)	(13.9)
Adjustments					
– Non operating items		(6)	(0.8)	37	4.6
– Integration costs	2b	–	–	10	1.3
– Goodwill amortisation	2b	264	33.3	330	41.4
– Goodwill impairment	2b	–	–	10	1.3
– Other net finance costs	5	–	–	37	4.6
Taxation on above items		(53)	(6.6)	(67)	(8.4)
Minority interest share of above items		(6)	(0.8)	(5)	(0.6)
Adjusted earnings		254	32.0	241	30.3
Weighted average number of shares (millions) – for basic earnings and adjusted earnings Effect of dilutive share options		 794.4 0.9		 796.3 –	
Weighted average number of shares (millions) – for diluted earnings		795.3		796.3	

Note In 2002 the Group made a loss for the financial year (after taking into account goodwill amortisation). Consequently, the effect of share options was anti-dilutive and there was no difference between the loss per share and the diluted loss per share.

There is no difference between the profit for the financial year and the diluted profit for the financial year. Therefore the diluted earnings per share is 6.9p (2002: a loss of 13.9p). The weighted average number of shares in 2003 is lower than in 2002 as a result of own shares purchased to hedge share schemes.

10a Employee information

The details of the emoluments of the directors of Pearson plc are shown on pages 55 to 69.

All figures in £ millions	2003	2002
Staff costs		
Wages and salaries	1,027	1,106
Social security costs	99	106
Post-retirement costs	62	59
	1,188	1,271

	UK	US	Other	Total
Average number employed 2003				
Pearson Education	1,443	14,438	4,097	19,978
FT Group	1,885	1,397	2,362	5,644
The Penguin Group	1,223	2,115	980	4,318
Other	414	513	1	928
	4,965	18,463	7,440	30,868
Average number employed 2002				
Pearson Education	1,326	14,459	4,250	20,035
FT Group	1,914	1,140	2,169	5,223
The Penguin Group	1,305	2,167	890	4,362
Other	204	534	1	739
	4,749	18,300	7,310	30,359

10b Pensions

SSAP 24 accounting The Group operates a number of pension schemes throughout the world, the principal ones being in the UK and US. The major schemes are self-administered with the schemes' assets being held independently of the Group. Pension costs are assessed in accordance with the advice of independent qualified actuaries. The UK scheme is a hybrid scheme with both defined benefit and defined contribution sections but, predominantly, consisting of defined benefit liabilities. There are a number of defined contribution schemes, principally overseas. The cost of the schemes is as follows:

All figures in £ millions	2003	2002
UK Group scheme		
Regular pension cost		
– Defined benefit sections	10	11
– Defined contribution sections	7	7
Variation cost	6	–
	23	18
Other schemes		
Defined benefit schemes	7	6
Defined contribution schemes	27	30
	34	36
	57	54

Note From 1 January 2003 the UK Group scheme only offers defined contribution benefits to new joiners. The main US defined benefit scheme was closed to the majority of active members in 2001. The changes to these schemes will give rise to a reduction in defined benefit and an increase in defined contribution costs.

10b Pensions continued
Included in note 22, there is a pension provision of £29m (2002: £36m) as measured in accordance with SSAP 24.

A full actuarial valuation of the UK Group scheme was performed as at 1 January 2001 using the projected unit method of valuation. This valuation has been updated to 1 January 2003 for the purposes of determining the 2003 SSAP 24 cost for the UK Group scheme. The market value of the assets of the scheme at 1 January 2003 was £976m. The major assumptions used to determine the SSAP 24 charge are as follows:

All figures in percentages	UK Group scheme
Inflation	2.5
Rate of increase in salaries	4.5
Rate of inflation-linked increase for pensions in payment and deferred pensions	2.5
Return on investments	7.0
Level of funding	96.0

The funding policy differs from the accounting policy to the extent that more conservative assumptions are used for funding purposes. Furthermore, in 2003 the Group paid an additional one-off contribution of £5m into the scheme which was designed to ensure that the scheme was fully funded. The next full triennial valuation is due to be carried out as at 1 January 2004.

The date of the most recent valuation of the US plan was 31 December 2002.

FRS 17 disclosures The disclosures required under the transitional arrangements of FRS 17 for the Group's defined benefit schemes and the UK Group hybrid scheme are set out below. The disclosures for the UK Group hybrid scheme are in respect of both the defined benefit and defined contribution sections.

For the purpose of these disclosures, the latest full actuarial valuations of the UK Group scheme and other schemes have been updated by independent actuaries to 31 December 2003. The assumptions used are shown below. Weighted average assumptions have been shown for the other schemes.

	2003		2002		2001	
All figures in percentages	UK Group scheme	Other schemes	UK Group scheme	Other schemes	UK Group scheme	Other schemes
Inflation	2.75	3.00	2.25	3.00	2.50	3.00
Rate of increase in salaries	4.75	4.50	4.25	4.50	4.50	4.50
Rate of inflation-linked increase for pensions in payment and deferred pensions	2.75	–	2.25	–	2.50	–
Rate used to discount scheme liabilities	5.50	6.10	5.70	6.75	6.00	7.20

10b Pensions continued

The assets of the UK Group scheme and the expected rate of return on these assets, and the assets of the other defined benefit schemes and the expected rate of return on these assets shown as a weighted average, are as follows:

	Long-term rate of return expected at 31 Dec 2003 %	Value at 31 Dec 2003 £m	Long-term rate of return expected at 31 Dec 2002 %	Value at 31 Dec 2002 £m	Long-term rate of return expected at 31 Dec 2001 %	Value at 31 Dec 2001 £m
UK Group scheme						
Equities	7.75	589	8.00	472	7.50	657
Bonds	5.00	262	4.75	284	5.30	293
Properties	6.50	107	6.50	112	6.30	102
Other	6.50	133	6.50	108	6.30	42
Total market value of assets		1,091		976		1,094
Present value of scheme liabilities		(1,316)		(1,189)		(1,167)
Deficit in the scheme		(225)		(213)		(73)
Related deferred tax asset		68		64		22
Net pension liability		(157)		(149)		(51)
Other schemes						
Equities	9.00	41	9.75	33	9.50	37
Bonds	6.00	25	6.00	23	6.50	24
Other	2.80	1	2.75	1	–	–
Total market value of assets		67		57		61
Present value of scheme liabilities		(104)		(96)		(95)
Deficit in the schemes		(37)		(39)		(34)
Related deferred tax asset		13		14		12
Net pension liability		(24)		(25)		(22)

Note The measurement of the deficit in the scheme for FRS 17 follows a different approach to SSAP 24. The FRS 17 measurement date is 31 December 2003. Although the rise in stock markets in 2003 increased the market value of the UK Group scheme assets, this is more than offset by the increase in the present value of the UK Group scheme liabilities, which is largely caused by the fall in bond yields and increase in the inflation assumption in 2003. This has resulted in an increased deficit in the UK Group scheme under FRS 17.

10b Pensions continued

All figures in £ millions	UK Group scheme	Defined benefit other	Total	Defined contribution	2003 Total
Operating charge					
Current service cost	(20)	(1)	(21)	(27)	(48)
Past service cost	–	(1)	(1)	–	(1)
Total operating charge	(20)	(2)	(22)	(27)	(49)
Other finance income/(charge)					
Expected return on pension scheme assets	65	5	70	–	70
Interest on pension scheme liabilities	(66)	(7)	(73)	–	(73)
Net charge	(1)	(2)	(3)	–	(3)
Net profit and loss impact	(21)	(4)	(25)	(27)	(52)
Statement of total recognised gains and losses					
Actual return less expected return on pension scheme assets	80	8	88		
Experience losses arising on the scheme liabilities	(1)	(8)	(9)		
Changes in assumptions underlying the present value of the scheme liabilities	(95)	(6)	(101)		
Exchange differences	–	3	3		
Actuarial loss	(16)	(3)	(19)		
Movement in deficit during the year					
Deficit in scheme at beginning of the year	(213)	(39)	(252)		
Current service cost	(20)	(1)	(21)		
Past service cost	–	(1)	(1)		
Contributions	25	9	34		
Other finance charge	(1)	(2)	(3)		
Actuarial loss	(16)	(3)	(19)		
Deficit in scheme at end of the year	(225)	(37)	(262)		
Related deferred tax asset	68	13	81		
Net pension deficit	(157)	(24)	(181)		

In 2003, the company contributions to the UK Group scheme were 17.1% of pensionable salaries, plus £1m in respect of the new Money Purchase section introduced with effect from 1 January 2003. In addition, a one-off contribution of £5m was paid into this scheme to improve the funding position. The 17.1% contribution rate will be reviewed following completion of the 1 January 2004 funding actuarial valuation.

10b Pensions continued

All figures in £ millions	UK Group scheme	Defined benefit other	Total	Defined contribution	2002 Total
Operating charge					
Current service cost	(19)	(3)	(22)	(30)	(52)
Past service cost	–	(1)	(1)	–	(1)
Total operating charge	(19)	(4)	(23)	(30)	(53)
Other finance income/(charge)					
Expected return on pension scheme assets	73	5	78	–	78
Interest on pension scheme liabilities	(68)	(6)	(74)	–	(74)
Net income/(charge)	5	(1)	4	–	4
Net profit and loss impact	(14)	(5)	(19)	(30)	(49)
Statement of total recognised gains and losses					
Actual return less expected return on pension scheme assets	(165)	(11)	(176)		
Experience gains and (losses) arising on the scheme liabilities	17	(1)	16		
Changes in assumptions underlying the present value of the scheme liabilities	3	(4)	(1)		
Exchange differences	–	2	2		
Actuarial loss	(145)	(14)	(159)		
Movement in deficit during the year					
Deficit in scheme at beginning of the year	(73)	(34)	(107)		
Current service cost	(19)	(3)	(22)		
Past service cost	–	(1)	(1)		
Contributions	19	14	33		
Other finance income/(charge)	5	(1)	4		
Actuarial loss	(145)	(14)	(159)		
Deficit in scheme at end of the year	(213)	(39)	(252)		
Related deferred tax asset	64	14	78		
Net pension deficit	(149)	(25)	(174)		

The contribution rate for 2002 for the UK Group scheme was 17.1% of pensionable salaries.

Notes to the accounts continued

10b Pensions continued

The experience gains and losses of both the UK Group scheme and other schemes are shown below:

All figures in £ millions	2003	2002
History of experience gains and losses		
Difference between the actual and expected return on scheme assets	£88m	£(176)m
As a percentage of year end assets	8%	17%
Experience gains and (losses) on scheme liabilities	£(9)m	£16m
As a percentage of year end liabilities	1%	1%
Total amount recognised in statement of total recognised gains and losses	£(19)m	£(159)m
As a percentage of year end liabilities	1%	12%

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December 2003 would be as follows:

All figures in £ millions	2003	2002
Net assets excluding pension liability (see note below)	3,176	3,566
FRS 17 pension liability	(181)	(174)
Net assets including FRS 17 pension liability	2,995	3,392
Profit and loss reserve excluding pension reserve (see note below)	311	709
FRS 17 pension reserve	(181)	(174)
Profit and loss reserve including FRS 17 pension reserves	130	535

Note The net assets and profit and loss reserve exclude the pension liability of £29m (2002: £36m) included within provisions (see note 22).

10c Other post-retirement benefits

UITF 6 accounting The Group provides certain healthcare and life assurance benefits principally for retired US employees and their dependents. These plans are unfunded. Retirees are eligible for participation in the plans if they meet certain age and service requirements. Plans that are available vary depending on the business division in which the retiree worked. Plan choices and retiree contributions are dependent on retirement date, business division, option chosen and length of service. The valuation and costs relating to other post-retirement benefits are assessed in accordance with the advice of independent qualified actuaries. The cost of the benefits and the major assumptions used, based on a measurement date of 31 December 2002, are as follows:

All figures in £ millions	2003	2002
Other post-retirement benefits	5	5

All figures in percentages	
Inflation	3.0
Initial rate of increase in healthcare rates	12.0
Ultimate rate of increase in healthcare rates (2007)	5.0
Rate used to discount scheme liabilities	6.8

Included in note 22, there is a post-retirement medical benefits provision of £51m (2002: £56m). In accordance with UITF 6, the cost of post-retirement benefits, and related provisions, are based on the equivalent US GAAP standard, FAS 106.

FRS 17 disclosures The disclosures required under the transitional arrangements of FRS 17 are set out below. For the purpose of these disclosures the valuation of the schemes has been updated to 31 December 2003 using the assumptions listed below.

All figures in percentages	2003	2002	2001
Inflation	3.00	3.00	3.00
Initial rate of increase in healthcare rates	12.00	12.00	10.00
Ultimate rate of increase in healthcare rates (2008; 2007; 2007)	5.00	5.00	5.00
Rate used to discount scheme liabilities	6.10	6.75	7.20

10c Other post-retirement benefits continued

The value of the unfunded liability is as follows:

All figures in £ millions	2003	2002	2001
Present value of unfunded liabilities	(61)	(63)	(63)
Related deferred tax asset	21	22	22
Net post-retirement healthcare liability	(40)	(41)	(41)
Operating charge			
Current service cost	(1)	(1)	
Past service cost	–	–	
Total operating charge	(1)	(1)	
Other finance charge			
Interest on pension scheme liabilities	(4)	(4)	
Net charge	(4)	(4)	
Net profit and loss impact	(5)	(5)	
Statement of total recognised gains and losses			
Experience gains arising on the scheme liabilities	3	3	
Changes in assumptions underlying the present value of the scheme liabilities	(6)	(7)	
Exchange differences	6	5	
Actuarial gain	3	1	
Movement in deficit during the year			
Deficit in scheme at beginning of the year	(63)	(63)	
Current service cost	(1)	(1)	
Contributions	4	4	
Other finance charge	(4)	(4)	
Actuarial gain	3	1	
Deficit in scheme at end of the year	(61)	(63)	
Related deferred tax asset	21	22	
Net post-retirement deficit	(40)	(41)	
The experience gains and losses for the schemes are shown below:			
History of experience gains and losses			
Experience gains on scheme liabilities	£3m	£3m	
As a percentage of year end liabilities	5%	4%	
Total amount recognised in statement of total recognised gains and losses	£3m	£1m	
As a percentage of year end liabilities	5%	2%	

Notes to the accounts continued

10c Other post-retirement benefits continued

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserves at 31 December 2003 would be as follows:

All figures in £ millions	2003	2002
Net assets excluding post-retirement healthcare liability (see note below)	3,198	3,586
FRS 17 post-retirement healthcare liability	(40)	(41)
Net assets including FRS 17 post-retirement healthcare liability	3,158	3,545
Profit and loss reserve excluding post-retirement healthcare reserve (see note below)	333	729
FRS 17 post-retirement healthcare reserve	(40)	(41)
Profit and loss reserve including FRS 17 post-retirement healthcare reserve	293	688

Note The net assets and profit and loss reserve exclude the post-retirement healthcare liability of £51m (2002: £56m) included within provisions (see note 22).

11 Intangible fixed assets

All figures in £ millions	Goodwill
Cost	
At 31 December 2002	4,487
Exchange differences	(321)
Additions	157
Disposals	(99)
At 31 December 2003	4,224
Amortisation	
At 31 December 2002	(877)
Exchange differences	75
Provided in the year	(257)
Disposals	95
At 31 December 2003	(964)
Net carrying amount	
At 31 December 2002	3,610
At 31 December 2003	3,260

12 Tangible fixed assets

All figures in £ millions	Freehold and leasehold property	Plant and equipment	Assets in course of construction	Total
Cost				
At 31 December 2002	311	714	20	1,045
Exchange differences	(19)	(33)	(3)	(55)
Reclassifications	1	9	(10)	–
Owned by subsidiaries acquired	5	19	–	24
Owned by subsidiaries disposed	(2)	(6)	–	(8)
Capital expenditure	12	77	15	104
Disposals	(15)	(63)	–	(78)
At 31 December 2003	293	717	22	1,032
Depreciation				
At 31 December 2002	(96)	(446)	–	(542)
Exchange differences	10	27	–	37
Provided in the year	(16)	(95)	–	(111)
Owned by subsidiaries acquired	–	(14)	–	(14)
Owned by subsidiaries disposed	1	4	–	5
Disposals	7	54	–	61
At 31 December 2003	(94)	(470)	–	(564)
Net book value				
At 31 December 2002	215	268	20	503
At 31 December 2003	199	247	22	468

Freehold and leasehold property – Net book value includes freehold of £120m (2002: £130m) and short leases of £79m (2002: £85m).

Capital commitments – The Group had capital commitments for fixed assets, including finance leases, already under contract amounting to £1m at 31 December 2003 (2002: £12m).

Other notes – The net book value of Group tangible fixed assets includes £5m (2002: £7m) in respect of assets held under finance leases. Depreciation on these assets charged in 2003 was £2m (2002: £2m).

13 Joint ventures

	2003		2002	
All figures in £ millions	Valuation	Book value	Valuation	Book value
Unlisted joint ventures	6	6	7	7

Note The valuations of unlisted joint ventures are directors' valuations as at 31 December 2003. If realised at these values there would be an estimated liability for taxation of £nil (2002: £nil). The Group had no capital commitments to subscribe for further capital and loan stock.

All figures in £ millions	Share of equity	Reserves	Total net assets
Summary of movements			
At 31 December 2002	61	(54)	7
Exchange differences	7	(5)	2
Additions	7	–	7
Retained loss for the year	–	(10)	(10)
At 31 December 2003	75	(69)	6

Notes to the accounts continued

13 Joint ventures continued

All figures in £ millions	2003 Operating loss	2003 Total net assets	2002 Operating loss	2002 Total net assets
Business sectors				
Pearson Education	–	–	(1)	–
FT Group	(11)	2	(13)	3
The Penguin Group	1	4	1	4
	(10)	6	(13)	7
Geographical markets supplied and location of net assets				
United Kingdom	1	4	1	4
Continental Europe	(11)	2	(13)	3
North America	–	–	(1)	–
	(10)	6	(13)	7

All figures in £ millions	2003	2002
Reconciliation to retained loss		
Operating loss of joint ventures	(10)	(13)
Taxation	–	–
Retained loss for the year	(10)	(13)

14 Associates

	2003 Valuation	2003 Book value	2002 Valuation	2002 Book value
Listed associates	27	9	17	17
Unlisted associates	192	49	214	88
Loans	–	–	1	1
	219	58	232	106

Note Principal associates are listed in note 34. The valuations of unlisted associates are directors' valuations as at 31 December 2003. If realised at these values there would be an estimated liability for taxation of £nil (2002: £nil). The Group had no capital commitments to subscribe for further capital and loan stock.

All figures in £ millions	Share of equity	Loans	Reserves	Total	Goodwill	Total net assets
Summary of movements						
At 31 December 2002	64	1	9	74	32	106
Exchange differences	1	1	–	2	(1)	1
Disposals	(16)	–	(5)	(21)	(24)	(45)
Loan repayment	–	(2)	–	(2)	–	(2)
Retained profit for the year	–	–	5	5	–	5
Goodwill amortisation	–	–	–	–	(7)	(7)
At 31 December 2003	49	–	9	58	–	58

14 Associates continued

All figures in £ millions	2003 Operating profit	2003 Total net assets	2002 Operating loss	2002 Total net assets
Business sectors				
Pearson Education	1	4	2	8
FT Group	9	54	(37)	98
Continuing operations	10	58	(35)	106
Discontinued operations	–	–	(3)	–
	10	58	(38)	106
Geographical markets supplied and location of net assets/(liabilities)				
United Kingdom	10	20	11	9
Continental Europe	2	39	(1)	92
North America	(3)	(7)	(45)	(5)
Rest of world	1	6	–	10
Continuing operations	10	58	(35)	106
Discontinued operations	–	–	(3)	–
	10	58	(38)	106

All figures in £ millions	2003	2002
Reconciliation to retained profit		
Operating profit of associates (before goodwill amortisation)	17	10
Interest	1	–
Profit on sale of subsidiaries	–	3
Taxation	(5)	(4)
Dividends (including tax credits) from unlisted associates	(8)	(7)
Retained profit for the year	5	2

The aggregate of the Group's share in its associates is shown below:

All figures in £ millions	2003	2002
Sales	234	141
Fixed assets	24	28
Current assets	116	130
Liabilities due within one year	(70)	(76)
Liabilities due after one year or more	(12)	(8)
Net assets	58	74

15 Other fixed asset investments

All figures in £ millions	2003 Valuation	2003 Book value	2002 Valuation	2002 Book value
Listed	73	59	67	64
Unlisted	21	21	20	20
	94	80	87	84

Note The valuations of unlisted investments are directors' valuations as at 31 December 2003. If realised at valuation there would be an estimated liability for taxation of £nil (2002: £nil).

All figures in £ millions	Own shares held	Other	Total
Cost			
At 31 December 2002	108	97	205
Exchange differences	–	(5)	(5)
Additions	–	4	4
Disposals	(2)	–	(2)
At 31 December 2003	106	96	202
Provision			
At 31 December 2002	(66)	(55)	(121)
Provided during the year	(3)	–	(3)
Disposals	2	–	2
At 31 December 2003	(67)	(55)	(122)
Net book value			
At 31 December 2002	42	42	84
At 31 December 2003	39	41	80

Note The Pearson Employee Share Trust and Pearson plc Employee Share Ownership Trusts hold 7.5m (2002: 7.9m) Pearson plc ordinary shares which had a market value of £46m at 31 December 2003 (2002: £45m) and a nominal value of £2m at 31 December 2003 (2002: £2m). These shares have been acquired by the trusts, using funds provided by Pearson plc, to meet obligations under various executive and employee option and restricted share plans. Under these plans the participants become entitled to shares after a specified number of years and subject to certain performance criteria being met. Pearson aims to hedge its liability under the plans by buying shares through the trusts to meet the anticipated future liability. Dividends on the shares held by the trusts have been waived. The amount of dividend waived on the ESOP shares was £2m (2002: £1m)

The Group operates a worldwide Save As You Earn scheme together with a similar scheme for US employees that allows the grant of share options at a discount to the market price of the option granted. The Group has made use of the exemption under UITF 17 not to recognise any compensation charge in respect of these options.

Employer's National Insurance and similar taxes arise on the exercise of certain share options. In accordance with UITF 25 a provision is made, calculated using the market price of the company's shares at the balance sheet date, pro-rated over the vesting period of the options.

16 Stocks

All figures in £ millions	2003	2002
Raw materials	24	22
Work in progress	30	36
Finished goods	270	297
Pre-publication costs	359	379
	683	734

Note The replacement cost of stocks is not materially different from book value.

17 Debtors

All figures in £ millions	2003	2002
Amounts falling due within one year		
Trade debtors	822	778
Associates	1	1
Royalty advances	110	109
Other debtors	61	51
Prepayments and accrued income	38	44
	1,032	983
Amounts falling due after more than one year		
Royalty advances	83	63
Other debtors	16	10
Prepayments and accrued income	1	1
	100	74
	1,132	1,057

18 Cash at bank and in hand

	2003		2002	
All figures in £ millions	Group	Company	Group	Company
Cash, bank current accounts and overnight deposits	309	–	417	–
Certificates of deposit and commercial paper	8	–	15	–
Term bank deposits	244	75	143	8
	561	75	575	8

Notes to the accounts continued

19 Financial instruments
A full discussion on treasury policy is given in the Financial Review on pages 43 to 45. Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures as set out in table e.

a. Maturity of borrowings and other financial liabilities
The maturity profile of the Group's borrowings and other financial liabilities is shown below:

	2003		2002	
All figures in £ millions	Group	Company	Group	Company
Maturity of borrowings				
Short-term				
Bank loans and overdrafts	119	262	101	175
5% Euro Bonds 2003	–	–	148	148
9.5% Sterling Bonds 2004	108	–	–	–
4.625% Euro Bonds 2004	348	348	–	–
Total due within one year, or on demand	575	610	249	323
Medium and long-term				
Loans or instalments thereof repayable:				
From one to two years	85	–	458	338
From two to five years	582	443	616	371
After five years not by instalments	680	680	660	660
Total due after more than one year	1,347	1,123	1,734	1,369
Total borrowings	1,922	1,733	1,983	1,692

Note At 31 December 2003 £85m (2002: £91m) of debt, including commercial paper, currently classified from one to two years would be repayable within one year if refinancing contracts were not in place. The short-term bank loans and overdrafts of the Group are lower than those of the company because of bank offset arrangements.

	2003			2002		
All figures in £ millions	Group finance leases	Group other financial liabilities	Group total	Group finance leases	Group other financial liabilities	Group total
Maturity of other financial liabilities						
Amounts falling due:						
In one year or less or on demand	3	5	8	4	11	15
In more than one year but not more than two years	1	14	15	2	8	10
In more than two years but not more than five years	1	7	8	1	16	17
In more than five years	–	21	21	–	22	22
	5	47	52	7	57	64

19 Financial instruments continued

b. Borrowings by instrument

All figures in £ millions	2003 Group	2003 Company	2002 Group	2002 Company
Unsecured				
5% Euro Bonds 2003	–	–	148	148
9.5% Sterling Bonds 2004	108	–	120	–
4.625% Euro Bonds 2004	348	348	338	338
7.375% US Dollar notes 2006	139	–	154	–
6.125% Euro Bonds 2007	343	343	370	370
10.5% Sterling Bonds 2008	100	100	100	100
7% Global Dollar Bonds 2011	278	278	310	310
7% Sterling Bonds 2014	235	235	250	250
4.625% US Dollar notes 2018	167	167	–	–
Variable rate loan notes	–	–	1	1
Bank loans and overdrafts and commercial paper	204	262	192	175
Total borrowings	1,922	1,733	1,983	1,692

c. Undrawn committed borrowing facilities

All figures in £ millions	2003	2002
Expiring within one year	–	–
Expiring between one and two years	950	–
Expiring in more than two years	–	1,059
	950	1,059

Note All of the above committed borrowing facilities incur commitment fees at market rates. In addition to the above facilities, there are a number of short-term overdrafts that are utilised in the normal course of the business.

d. Currency and interest rate risk profile

	2003				
				Fixed rate borrowings	
	Borrowings £m	Total variable rate £m	Total fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed – years
Currency and interest rate risk profile of borrowings					
US dollar	1,427	864	563	5.9	3.2
Sterling	201	61	140	8.0	9.0
Euro	292	166	126	5.3	1.7
Other currencies	2	2	–	–	–
	1,922	1,093	829		

19 Financial instruments continued
d. Currency and interest rate risk profile continued

	2002				
				Fixed rate borrowings	
	Borrowings £m	Total variable rate £m	Total fixed rate £m	Weighted average interest rate %	Weighted average period for which rate is fixed – years
Currency and interest rate risk profile of borrowings					
US dollar	1,350	752	598	5.9	4.0
Sterling	241	161	80	10.5	5.5
Euro	380	305	75	5.2	1.5
Other currencies	12	12	–	–	–
	1,983	1,230	753		

Note The figures shown in the tables above take into account interest rate, currency swaps and forward rate contracts entered into by the Group. Variable rate borrowings bear interest at rates based on relevant national LIBOR equivalents.

	2003		
All figures in £ millions	Other financial liabilities	Total fixed rate	Total no interest paid
Currency and interest rate risk profile of other financial liabilities			
US dollar	35	4	31
Sterling	5	1	4
Euro	12	–	12
	52	5	47

	2002		
All figures in £ millions	Other financial liabilities	Total fixed rate	Total no interest paid
Currency and interest rate risk profile of other financial liabilities			
US dollar	45	5	40
Sterling	8	2	6
Euro	11	–	11
	64	7	57

	2003				
All figures in £ millions	US dollar	Sterling	Euro	Other currencies	Total
Currency and interest rate risk profile of financial assets					
Cash at bank and in hand	150	54	40	65	309
Short-term deposits	112	20	104	16	252
Other financial assets	44	7	7	1	59
	306	81	151	82	620
Fixed rate	6	2	–	–	8
Floating rate	259	72	144	78	553
No interest received	41	7	7	4	59
	306	81	151	82	620

Note The US dollar fixed rate asset is fixed for 12 years at a rate of 8.2%. The Sterling fixed rate asset is fixed for 6 years at a rate of 7.0%.

19 Financial instruments continued
d. Currency and interest rate risk profile continued

All figures in £ millions	US dollar	Sterling	Euro	Other currencies	Total 2002
Currency and interest rate risk profile of financial assets					
Cash at bank and in hand	279	9	67	62	417
Short-term deposits	2	18	127	11	158
Other financial assets	28	6	–	–	34
	309	33	194	73	609
Floating rate	281	27	193	73	574
No interest received	28	6	1	–	35
	309	33	194	73	609

e. Currency exposures The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency.

	2003 Net foreign monetary assets/(liabilities)				
All figures in £ millions	US dollar	Sterling	Euro	Other currencies	Total
Functional currency of entity					
US dollar	–	3	–	6	9
Sterling	20	–	7	6	33
Euro	–	–	–	5	5
Other currencies	5	(8)	5	–	2
	25	(5)	12	17	49

	2002 Net foreign monetary assets/(liabilities)				
All figures in £ millions	US dollar	Sterling	Euro	Other currencies	Total
Functional currency of entity					
US dollar	–	2	–	2	4
Sterling	48	–	41	8	97
Euro	–	1	–	6	7
Other currencies	4	4	5	–	13
	52	7	46	16	121

19 Financial instruments continued

f. Fair values of financial assets and financial liabilities
The table below shows the book value and the fair value of the Group's financial assets and financial liabilities.

All figures in £ millions	2003 Book value	2003 Fair value	2002 Book value	2002 Fair value
Primary financial instruments held or issued to finance the Group's operations				
Other financial assets	59	59	34	34
Other financial liabilities	(52)	(52)	(64)	(64)
Cash at bank and in hand	309	309	417	417
Short-term deposits	252	252	158	158
Short-term borrowings	(575)	(619)	(249)	(253)
Medium and long-term borrowings	(1,347)	(1,553)	(1,734)	(1,877)
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps	–	(4)	–	26
Currency swaps	–	26	–	32
Foreign exchange contracts	–	–	–	4

Note Other financial assets, other financial liabilities, cash at bank and in hand and short-term deposits: the fair value approximates to the carrying value due to the short maturity periods of these financial instruments. Medium and long-term borrowings: the fair value is based on market values or, where these are not available, on the quoted market prices of comparable debt issued by other companies. Interest rate swaps: the fair value of interest rate swaps is based on market values. At 31 December 2003 the notional principal value of these swaps was £2,394m (2002: £1,605m). Currency swaps: the fair value of these contracts is based on market values. At 31 December 2003 the Group had £1,096m (2002: £758m) of such contracts outstanding.

g. Hedges The Group's policy on hedges is explained on page 43. The table below shows the extent to which the Group has off-balance sheet (unrecognised) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

All figures in £ millions	Unrecognised gains	Unrecognised losses	Unrecognised total net gains/(losses)
Gains and losses on hedges at 31 December 2002	113	(51)	62
Gains and losses arising in previous years that were recognised in 2003	(9)	–	(9)
Gains and losses arising before 31 December 2002 that were not recognised in 2003	104	(51)	53
Gains and losses arising in 2003 that were not recognised in 2003	(22)	(9)	(31)
Unrecognised gains and losses on hedges at 31 December 2003	82	(60)	22
Of which:			
Gains and losses expected to be recognised in 2004	4	–	4
Gains and losses expected to be recognised in 2005 or later	78	(60)	18

20 Other creditors

All figures in £ millions	2003	2002
Amounts falling due within one year		
Trade creditors	407	376
Taxation	55	24
Social security and other taxes	4	13
Other creditors	85	83
Accruals and deferred income	456	499
Obligations under finance leases	3	4
Dividends	119	115
	1,129	1,114
Amounts falling due after more than one year		
Other creditors	34	31
Accruals and deferred income	9	26
Obligations under finance leases	2	3
	45	60

21 Deferred taxation

All figures in £ millions	
Summary of movements	
At 31 December 2002	174
Exchange differences	(39)
Held by subsidiary acquired	(15)
Transfers	40
Net release in the year	(15)
At 31 December 2003	145

All figures in £ millions	2003	2002
Deferred taxation derives from		
Capital allowances	(21)	(47)
Tax losses carried forward	168	170
Taxation on unremitted overseas earnings	(4)	(16)
Other timing differences	2	67
	145	174
Deferred taxation not provided		
Relating to gains subject to roll-over relief	1	1

Note The Group has calculated deferred tax not provided on rolled over gains in 2003, taking into account the indexation allowance which would be deductible on a disposal of the asset into which the gain was rolled. The recovery of the deferred tax asset relating to tax losses carried forward is dependent on future taxable profits arising mainly in the US. The Group regularly reviews its projections of these future taxable profits to ensure that recoverability of the asset is still foreseeable.

22 Provisions for liabilities and charges

All figures in £ millions	Post-retirement	Deferred consideration	Integration	Reorganisations	Leases	Other	Total
At 31 December 2002	92	11	17	19	18	8	165
Exchange differences	(13)	–	–	(1)	(1)	1	(14)
Subsidiaries acquired	4	–	–	–	–	–	4
Transfers	–	1	3	(4)	–	–	–
Deferred consideration arising on acquisitions	–	24	–	–	–	–	24
Released	–	–	–	–	(1)	(1)	(2)
Provided	62	–	–	8	3	1	74
Utilised	(65)	(7)	(11)	(10)	(5)	(1)	(99)
At 31 December 2003	80	29	9	12	14	8	152

Note

a Post-retirement provisions are in respect of pensions, £29m (2002: £36m) and post-retirement medical benefits, £51m (2002: £56m).

b Deferred consideration. During the year, additional deferred consideration of £24m was incurred mainly relating to the acquisition of Lesson Lab.

c Integration. During the year, £11m of this balance has been utilised, primarily in relation to properties, severance and IT systems. The remaining provision should be utilised in the next two years.

d Reorganisations. £8m has been provided during the year mostly relating to redundancies at the Financial Times and the relaunch of Les Echos in Berlinois format. £10m has been utilised, mainly in respect of redundancies.

e Lease commitments. These relate primarily to onerous lease contracts, acquired as part of the purchase of subsidiaries, which have various expiry dates up to 2010. The provision is based on current occupancy estimates.

23 Share capital

	Number of shares (000's)	£m
Authorised		
Ordinary shares of 25p each		
At 31 December 2003	1,178,000	295
Called up, allotted and fully paid		
At 31 December 2002	801,662	200
Issued under share option and employee share schemes	726	1
At 31 December 2003	802,388	201

Note The consideration received in respect of shares issued during the year was £5m (2002: £6m).

23 Share capital continued

	When granted	Number of shares (000's)	Price (p)	Original subscription exercise period
Options outstanding at 31 December 2003				
Worldwide Save for Shares plans	1996	9	517	2003 – 04
	1997	39	530	2004 – 05
	1998	319	687	2003 – 06
	1999	137	913 – 926	2004 – 07
	2000	169	688 – 1,644	2003 – 08
	2001	350	957 – 1,096	2004 – 09
	2002	573	696	2005 – 10
	2003	2,273	425 – 426	2006 – 11
		3,869		
Discretionary share option plans	1994	148	567 – 635	1997 – 04
	1995	154	487 – 606	1998 – 05
	1996	248	584 – 654	1999 – 06
	1997	1,023	677 – 758	2000 – 07
	1998	1,637	847 – 1,090	2001 – 08
	1999	3,260	1,081 – 1,922	2002 – 09
	2000	8,510	64 – 3,224	2000 – 10
	2001	13,437	822 – 1,421	2002 – 11
		28,417		

Note The subscription prices have been rounded up to the nearest whole penny. The figures include replacement options granted to employees of Dorling Kindersley and the Family Education Network following their acquisition. The discretionary share option plans include all options granted under the Pearson Executive Share Option Plans, the Pearson Reward Plan, the Pearson Special Share Option Plan and the Pearson Long Term Incentive Plan.

24 Reserves

All figures in £ millions	Share premium account	Profit and loss account
Summary of movements		
At 31 December 2002	2,465	673
Exchange differences net of taxation	–	(254)
Premium on issue of equity shares	4	–
Loss retained for the year	–	(137)
At 31 December 2003	2,469	282
Analysed as		
Joint ventures and associates		(60)
Group excluding joint ventures and associates		342

Note Cumulative goodwill relating to acquisitions made prior to 1998, which was deducted from reserves, amounts to £961m (2002: £1,031m). During 2003 Pearson plc received £5m on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £5m to the Group for the issue of these shares. The Group has taken advantage of the exemption available by UITF 17 and has not incurred a charge on options granted at a discount to market value for its Inland Revenue approved SAYE schemes and similar overseas schemes. Included in exchange differences are exchange gains of £74m (2002: £70m) arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas.

25 Acquisitions
All acquisitions have been consolidated applying acquisition accounting principles.

a. Acquisition of subsidiaries

All figures in £ millions	2003	2002
Tangible fixed assets	10	–
Associates	–	(3)
Stocks	–	(2)
Debtors	32	2
Creditors	(95)	(4)
Provisions	(4)	(3)
Deferred taxation	(15)	–
Net cash and short-term deposits acquired	34	25
	(38)	15
Equity minority interests	(8)	(4)
Net (liabilities)/assets acquired at fair value	(46)	11
Fair value of consideration		
Cash	(87)	(74)
Deferred cash consideration	(24)	(3)
Net prior year adjustments	–	3
Total consideration	(111)	(74)
Goodwill arising	157	63

All figures in £ millions	2003	2002
Acquisition fair values		
Book value of net (liabilities)/assets acquired	(32)	25
Fair value adjustments	(14)	(14)
Fair value to the Group	(46)	11

Note All the fair value adjustments above relate to acquisitions made in 2003. They include a write-off of certain fixed assets and recognition of a pension scheme liability. These fair value adjustments are provisional and will be finalised in the 2004 financial statements.

b. Cash flow from acquisitions

All figures in £ millions	2003	2002
Cash – current year acquisitions	87	74
Deferred payments for prior year acquisitions and other items	7	13
Net cash outflow	94	87

26 Disposals

a. Disposal of subsidiaries

All figures in £ millions	2003	2002
Intangible fixed assets	(4)	(41)
Tangible fixed assets	(3)	–
Stocks	(2)	(3)
Debtors	(9)	(2)
Creditors	10	(3)
Provisions	–	1
Net overdraft/(cash)	1	(1)
Equity minority interest	–	3
Net assets disposed of	(7)	(46)
Proceeds received	1	11
Deferred consideration	2	–
Costs	(1)	(7)
Net prior year adjustments	1	(3)
Loss on sale	(4)	(45)

b. Cash flow from disposals

All figures in £ millions	2003	2002
Cash – current year disposals	1	11
Costs paid	(2)	(3)
Deferred receipts and payments from prior year disposals and other amounts	(3)	(5)
Net cash (outflow)/inflow	(4)	3

Notes to the accounts continued

27 Notes to consolidated cash flow statement

All figures in £ millions	2003	2002
a. Reconciliation of operating profit to net cash inflow from operating activities		
Total operating profit	226	143
Share of operating loss of joint ventures and associates	–	51
Depreciation	111	122
Goodwill amortisation and impairment	257	292
(Increase)/decrease in stocks	(8)	43
Increase in debtors	(96)	(111)
(Decrease)/increase in creditors	(68)	64
Decrease in operating provisions	(20)	(50)
Other and non-cash items	(43)	(25)
Net cash inflow from operating activities	359	529
Dividends from joint ventures and associates	9	6
Purchase of tangible fixed assets	(105)	(126)
Capital element of finance leases	(3)	(5)
Sale of tangible fixed assets	8	7
Add back: cash received relating to acquired deferred income	42	–
Add back: non operating capital expenditure	2	–
Add back: integration costs	8	44
Operating cash flow	320	455
Operating tax paid	(34)	(46)
Operating finance charges	(76)	(104)
Operating free cash flow	210	305
Non operating tax paid	(10)	(9)
Non operating finance charges	–	(37)
Integration costs	(8)	(44)
Total free cash flow	192	215
Dividends paid (including minorities)	(207)	(182)
Net movement of funds from operations	(15)	33
Acquisitions of businesses and investments	(112)	(124)
Disposals of businesses, investments and property	52	930
New equity	5	6
Other non operating items	–	(5)
Net movement of funds	(70)	840
Exchange movements on net debt	117	131
Total movement in net debt	47	971

Note Operating cash flow, operating free cash flow and total free cash flow have been disclosed as they are part of Pearson's corporate and operating measures. Tax payments that can be clearly identified with disposals, integration and exchange differences taken to reserves are allocated as non operating tax payments. Cash received relating to acquired deferred income is an adjustment in Pearson's operating cash flow to match pre acquisition cash received with post acquisition revenue recognised following the acquisition of London Qualifications and more accurately reflect the substance of the transaction. A contra entry to this adjustment is included in 'Acquisitions of businesses and investments'.

27 Notes to consolidated cash flow statement continued

All figures in £ millions	Cash	Overdrafts	Sub-total	Short-term deposits	Debt due within one year	Debt due after one year	Finance leases	Total
b. Analysis of net debt								
At 31 December 2002	417	(77)	340	158	(172)	(1,734)	(7)	(1,415)
Exchange differences	6	31	37	9	(40)	111	–	117
Other non-cash items	–	–	–	–	(459)	458	(1)	(2)
Net cash flow	(114)	23	(91)	85	119	(182)	3	(66)
At 31 December 2003	309	(23)	286	252	(552)	(1,347)	(5)	(1,366)
At 31 December 2001	300	(60)	240	93	(105)	(2,607)	(14)	(2,393)
Exchange differences	(15)	4	(11)	(2)	(6)	150	1	132
Acquired with subsidiary	–	–	–	24	–	–	–	24
Other non-cash items	–	–	–	–	(148)	146	1	(1)
Net cash flow	132	(21)	111	43	87	577	5	823
At 31 December 2002	417	(77)	340	158	(172)	(1,734)	(7)	(1,415)

Note Finance leases are included within other creditors in the balance sheet (see note 20).

All figures in £ millions	2003	2002
c. Reconciliation of net cash flow to movement in net debt		
(Decrease)/increase in cash in the year	(91)	111
Decrease in net debt from management of liquid resources	85	43
Decrease in net debt from other borrowings	(63)	664
Decrease in finance leases	3	5
Acquired with subsidiary	–	24
Other non-cash items	(2)	(1)
Exchange differences	117	132
Movement in net debt in the year	49	978
Net debt at beginning of the year	(1,415)	(2,393)
Net debt at end of the year	(1,366)	(1,415)

28 Contingent liabilities

There are contingent Group and company liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries and associates. In addition, there are contingent liabilities of the Group in respect of legal claims. None of these claims are expected to result in a material gain or loss to the Group.

29 Commitments under leases

At 31 December 2003 the Group had commitments under leases, other than finance leases, to make payments in 2004 as follows:

All figures in £ millions	Land and buildings	Other
For leases expiring		
In 2004	7	2
Between 2005 and 2008	28	14
Thereafter	64	1
	99	17

30 Related parties
Joint ventures and associates – Loans and equity advanced to joint ventures and associates during the year and at the balance sheet date are shown in notes 13 and 14. Amounts falling due from joint ventures and associates are set out in note 17. Dividends receivable from joint ventures and associates are set out in notes 13 and 14.

There were no other related party transactions in 2003.

31 Post balance sheet events
There were no significant post balance sheet events.

32 Company balance sheet as at 31 December 2003

All figures in £ millions	Note	2003	2002
Fixed assets			
Tangible fixed assets	33	–	–
Investments: subsidiaries	33	6,343	6,422
Investments: own shares held	33	33	39
		6,376	6,461
Current assets			
Debtors:			
Amounts due from subsidiaries – due within one year		1,394	971
Amounts due from subsidiaries – due after more than one year		944	1,453
Taxation		3	10
Other debtors		–	1
Cash at bank and in hand	18	75	8
		2,416	2,443
Creditors – amounts falling due within one year			
Short-term borrowing	19	(610)	(323)
Amounts due to subsidiaries		(2,860)	(2,641)
Other creditors		(1)	(1)
Accruals and deferred income		(16)	(13)
Dividends	8	(119)	(115)
		(3,606)	(3,093)
Net current liabilities		(1,190)	(650)
Total assets less current liabilities		5,186	5,811
Creditors – amounts falling due after more than one year			
Medium and long-term borrowing	19	(1,123)	(1,369)
Amounts due to subsidiaries		(234)	(393)
Provisions for liabilities and charges		(2)	(2)
		(1,359)	(1,764)
Net assets		3,827	4,047
Capital and reserves			
Called up share capital	23	201	200
Share premium account	33	2,469	2,465
Special reserve	33	397	397
Other reserves	33	50	50
Profit and loss account	33	710	935
Equity shareholders' funds		3,827	4,047

The financial statements were approved by the board of directors on 27 February 2004 and signed on its behalf by

Dennis Stevenson, Chairman

Rona Fairhead, Chief Financial Officer

33 Notes to the company balance sheet

All figures in £ millions	2003	2002
Tangible fixed assets (leasehold property)		
Cost	1	1
Depreciation	(1)	(1)
Net book value	–	–

Note The company had no capital commitments for fixed assets at the end of 2003.

All figures in £ millions	
Investment in subsidiaries	
At 31 December 2002	6,422
External acquisition	15
Disposal to subsidiary	(22)
Provision for diminution in value	(33)
Revaluations	(39)
At 31 December 2003	6,343

Note Shares are stated at cost less provisions for diminution in value or directors' valuations.

Own shares held – Amounts included within own shares held relate to Pearson plc ordinary shares held in respect of the Pearson plc Employee Share Ownership Trusts (see note 15).

All figures in £ millions	Share premium account	Special reserve	Other reserves	Profit and loss account	Total
Reserves					
Summary of movements					
At 31 December 2002	2,465	397	50	935	3,847
Exchange differences	–	–	–	(23)	(23)
Premium on issue of equity shares	4	–	–	–	4
Loss for the financial year	–	–	–	(10)	(10)
Dividends on equity shares	–	–	–	(192)	(192)
At 31 December 2003	2,469	397	50	710	3,626

Note The special reserve represents the cumulative effect of cancellation of the company's share premium account. As permitted by section 230(4) of the Companies Act 1985, only the Group's profit and loss account has been presented.

Notes to the accounts continued

34 Principal subsidiaries and associates

	Country of incorporation or registration
Subsidiaries	
The principal operating subsidiaries are listed below. They operate mainly in the countries of incorporation or registration, the investments are in equity share capital and they are all 100% owned unless stated otherwise.	
Pearson Education	
Pearson Education Inc.	US
Pearson Education Ltd	England
NCS Pearson Inc.	US
FT Group	
The Financial Times Ltd	England
Financial Times Business Ltd	England
Interactive Data Corporation (61%)	US
Les Echos SA	France
Recoletos Grupo de Comunicación SA (79%)	Spain
The Penguin Group	
Penguin Group (USA) Inc.	US
The Penguin Publishing Co Ltd	England
Dorling Kindersley Holdings Ltd*	England

* Direct investment of Pearson plc.

	Country of incorporation or registration	Class of share	Beneficial interest %	Accounting year end
Associates				
FT Group				
The Economist Newspaper Ltd	England	Ord 5p	50	March
		'B' 5p	100	
		'A' 5p	Nil	
		Trust 5p	Nil	
FT-SE International Ltd	England	Ord £1	50	December

Five year summary

All figures in £ millions	1999	2000	2001	2002	2003
Sales					
Continuing operations	2,977	3,689	4,225	4,320	4,048
Discontinued operations	355	185	–	–	–
	3,332	3,874	4,225	4,320	4,048
Sales – underlying movement %	8	11	0	6	(4)
Sales – constant exchange rate movement %	–	–	–	–	(2)
Operating profit*					
Pearson Education	254	237	274	326	313
FT Group	114	98	72	80	86
The Penguin Group	65	79	80	87	91
Continuing operations	433	414	426	493	490
Operating profit – underlying movement %	–	–	(2)	18	0
Operating profit – constant exchange rate movement %	–	–	–	–	5
Adjusted eps*	39.5p	30.6p	21.4p	30.3p	32.0p
Dividends per share*	20.1p	21.4p	22.3p	23.4p	24.2p
Net assets	1,527	4,398	3,973	3,530	3,147
Deferred taxation	(266)	(295)	(272)	(174)	(145)
Provisions for liabilities and charges	206	257	239	165	152
Net debt (excluding finance leases)	1,995	2,301	2,379	1,408	1,361
Capital employed	3,462	6,661	6,319	4,929	4,515
Operating free cash flow per share*	43.4p	23.0p	29.6p	38.3p	26.4p
Total free cash flow per share*	13.8p	2.5p	17.6p	27.0p	24.2p
Return on Investment Capital %*	8.1	4.9	4.6	6.0	6.3

* Before goodwill charge, integration costs and non operating items, and restated to reflect the rights issue of equity shares during 2000.

Corporate and operating measures

Sales – underlying and constant exchange rate movement
Sales movement excluding the impact of acquisitions and disposals and movements in exchange rates.

All figures in £ millions	2003
Underlying decrease	(180)
Portfolio changes	89
Exchange differences	(181)
Total sales decrease	(272)
Underlying decrease	(4%)
Constant exchange rate decrease	(2%)

Operating profit*– underlying and constant exchange rate movement
Operating profit movement excluding the impact of acquisitions and disposals and movements in exchange rates.

All figures in £ millions	2003
Underlying decrease	0
Portfolio changes	24
Exchange differences	(27)
Total operating profit decrease	(3)
Underlying decrease	0%
Constant exchange rate increase	5%

Free cash flow per share
Operating cash flow less tax, interest and integration costs paid, divided by the weighted average number of shares in issue.

All figures in £ millions	2003
Operating profit*	490
Cash conversion	65%
Operating cash flow	320
Tax paid on operating profits	(34)
Interest paid	(76)
Operating free cash flow	210
Non operating tax paid	(10)
Integration costs	(8)
Total free cash flow	192
Weighted average number of shares in issue (millions)	794.4
Operating free cash flow per share	26.4p
Total free cash flow per share	24.2p

Return on invested capital*
Operating profit less cash tax expressed as a percentage of gross invested capital.

All figures in £ millions	2003
Operating profit	490
Cash tax (15%)	(73)
Return	417
Gross goodwill	5,295
Net operating assets	1,304
Invested capital	6,599
Return on invested capital	6.3%

* Before goodwill charge, integration costs and non operating items.

Shareholder information

Payment of dividends to mandated accounts
Where shareholders have given instruction for payment to be made direct into a bank or building society, this is done through the Bankers Automated Clearing System (BACS), with the associated tax voucher showing the tax credit attributable to the dividend payment sent direct to the shareholder at the address shown on our register. If you wish the tax voucher to be sent to your bank or building society, please inform our registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3986 or, for those shareholders with hearing difficulties, textphone number 0870 600 3950.

Dividend reinvestment plan (DRIP)
The plan provides the benefit of giving shareholders the right to buy the company's shares on the London stock market with the cash dividend. If you would like further information about the DRIP, please contact Lloyds TSB Registrars. Telephone 0870 241 3018.

Personal Equity Plans (PEPs) and Individual Savings Accounts (ISAs)
The government no longer permits investment to be made in PEPs, although existing PEPs may be continued. Existing Corporate PEP and Single Company PEP holders who require further information about their PEPs should ring the HBOS helpline on 0870 606 6417. Lloyds TSB Registrars offer ISAs in Pearson shares. They can be contacted for information on 0870 242 4244.

Low cost share dealing facilities
A telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way of selling Pearson shares. Commission is 0.5% with a minimum charge of £20 for telephone dealing and £17.50 for internet dealing. For telephone sales call 0870 850 0852 between 8.30 am and 4.30 pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate.

A postal facility, which provides a simple, low cost way of buying and selling Pearson shares, is available through the company's stockbroker, Cazenove & Co. Limited, 12 Tokenhouse Yard, London EC2R 7AN. Telephone 020 7588 2828. An alternative weekly postal dealing service is available through our registrars, telephone 0870 242 4244 for details.

ShareGift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small holdings of shares, whose value makes them uneconomic to sell. Details can be obtained from the ShareGift website at www.sharegift.org or by telephoning 020 7337 0501.

Shareholder information on-line
Lloyds TSB Registrars provide a range of shareholder information on-line. You can check your holding and find practical help on transferring shares or updating your details at www.shareview.co.uk. Lloyds TSB Registrars can be contacted for information on 0870 600 3970.

Information about the Pearson share price
The current price of Pearson ordinary shares can be obtained from the company's website, www.pearson.com, from FT.com or from Financial Times CityLine (telephone 0906 843 3620).

American Depositary Receipts (ADRs)
Pearson's ordinary shares are listed on the New York Stock Exchange in the form of ADRs and traded under the symbol PSO. Each ADR represents one ordinary share. All enquiries regarding registered ADR holder accounts and payment of dividends should be directed to The Bank of New York, the authorised depositary bank for Pearson's ADR programme, at The Bank of New York, Investor Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, telephone 1-888 BNY ADRs (toll free within the US) or (1) 610 382 7836 (outside the US), or email shareowners@bankofny.com, or sign-in at www.stockbny.com. Voting rights for registered ADR holders can be exercised through The Bank of New York, and for beneficial ADR holders (and/or nominee accounts) through your US brokerage institution. Pearson will file with the Securities and Exchange Commission a report on Form 20-F that will contain a US GAAP reconciliation.

Advisers
Auditors PricewaterhouseCoopers LLP

Bankers HSBC Bank Plc

Brokers Cazenove & Co. Limited, Citigroup

Financial advisers Lazard Brothers & Co. Limited, J. Henry Schroder & Co. Limited

Solicitors Freshfields Bruckhaus Deringer, Herbert Smith and Morgan, Lewis & Bockius

Financial calendar for 2004	
Ex-dividend date	7 April
Record date	13 April
Last date for dividend reinvestment election	22 April
Annual general meeting	30 April
Payment date for dividend and share purchase date for dividend reinvestment	7 May
Interim results	26 July
Interim dividend	24 September

Index to the financial statements

Principal offices worldwide



Pearson (UK)
80 Strand
London WC2R 0RL UK
T +44 (0)20 7010 2000
F +44 (0)20 7010 6060
firstname.lastname@pearson.com
www.pearson.com

Pearson (US)
1330 Avenue of the Americas
New York City, NY 10019 USA
T +1 212 641 2400
F +1 212 641 2500
firstname.lastname@pearson-inc.com
www.pearson.com

The Penguin Group (UK)
80 Strand
London WC2R 0RL UK
T +44 (0)20 7010 2000
F +44 (0)20 7010 6060
firstname.lastname@penguin.com
www.penguin.co.uk

The Penguin Group (US)
375 Hudson Street, New York City
NY 10014 USA
T +1 212 366 2000
F +1 212 366 2666
firstname.lastname@uspenguingroup.com
www.penguin.co.uk

Pearson Education
One Lake Street, Upper Saddle River
NJ 07458 USA
T +1 201 236 7000
F +1 515 284 6719
firstname.lastname@pearsoned.com
www.pearsoned.com

The Financial Times Group
Number One Southwark Bridge
London SE1 9HL UK
T +44 (0)020 7873 3000
F +44 (0)020 7873 3076
firstname.lastname@ft.com
www.ft.com

Designed by **Radley Yeldar**
Printed by CTD Capita

PEARSON

www.pearson.com



WRONG
WAY

Pearson Annual Review 2003


PEARSON

Financial highlights

	2003 £m	*$m*	2002 £m	*$m*	Change – underlying %	Change – constant currency %	Change – headline %
Sales	4,048	*7,246*	4,320	*7,733*	(4)	(2)	(6)
Business performance*							
Operating profit	490	*877*	493	*882*	0	5	(1)
Profit before tax	410	*734*	399	*714*		8	3
Adjusted earnings per share	32.0p	*57.3¢*	30.3p	*54.2¢*		11	6
Operating free cash flow	210	*376*	305	*546*			(31)
Free cash flow	192	*344*	215	*385*			(11)
Operating margin	12.1%		11.4%				
Return on invested capital	6.3%		6.0%				
Statutory results							
Operating profit	226	*405*	143	*256*			58
Profit/(loss) before tax	152	*272*	(25)	*(45)*			–
Basic earnings/(loss) per share	6.9p	*12.4¢*	(13.9)p	*(24.9)¢*			–
Dividends per share	24.2p	*43.3¢*	23.4p	*41.9¢*			3
Net borrowings	1,361	*2,436*	1,408	*2,520*			(3)

* Continuing operations adjusted to exclude goodwill (2003: £(264)m; 2002: £(340)m), integration costs (2003: £nil; 2002: £(10)m), non-operating items (2003: £6m; 2002: £(37)m) and net finance costs (2003: £nil; 2002: £(37)m).

Contents

PEARSON

At Pearson, we feed the mind and fire the imagination.
We have world-leading businesses in education, consumer publishing and business information. Through our books, newspapers and online services, we educate, entertain and inform millions of people every day.
In a world where people depend on knowledge and brain-power to succeed, we believe we're in a great business.

Sales: total £4,048m *$7,246m*

By sector

- School: £1,176m (29%) *$2,105m*
- Higher Education: £772m (19%) *$1,382m*
- Professional: £503m (12%) *$900m*
- FT Group: £757m (19%) *$1,355m*
- Penguin: £840m (21%) *$1,504m*



By geography

- North America: £2,742m (68%) *$4,908m*
- United Kingdom: £474m (12%) *$848m*
- Continental Europe: £463m (11%) *$829m*
- Asia Pacific: £255m (6%) *$457m*
- Rest of the World: £114m (3%) *$204m*



Operating profit: total £490m *$877m*

By sector

- School: £127m (26%) *$227m*
- Higher Education: £148m (30%) *$265m*
- Professional: £38m (8%) *$68m*
- FT Group: £86m (17%) *$154m*
- Penguin: £91m (19%) *$163m*



By geography

- North America: £466m (87%) *$834m*
- Asia Pacific: £33m (6%) *$59m*
- Continental Europe: £29m (5%) *$52m*
- Rest of the World: £8m (2%) *$14m*



Note: Adjusted operating profit, see note 2 below.

Note: United Kingdom operating loss excluded = £(46)m *$(82)m*.

Throughout this report (unless otherwise stated):

1. Growth rates are given on an underlying basis, excluding the impact of currency movements and portfolio changes. In 2003, portfolio changes increased revenues by £89m and profits by £24m, while currency movements reduced revenues by £181m and profits by £27m.
2. Adjusted figures are presented as additional measures of business performance. They are stated before goodwill, integration costs and non-operating items. Goodwill is amortised over no more than 20 years. Business performance measures are non-GAAP measures for UK reporting. Reconciliations of operating profit, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under UK GAAP are included in notes 2, 9 and 27.
3. The value of the dollar has been translated at the year end rate; $1.79: £1 sterling.

Chairman's statement

Our transformation is beginning to pay off

Dear fellow shareholder,

It is now a little over seven years since we set off on our journey to transform Pearson from a wide-ranging conglomerate into a world-leading content company. At that time, like many of you, I invested in the shares, convinced that Pearson had the assets and plans to prosper in the long term.

So I shared your excitement when the exuberance of the late 1990s propelled them over £20, and your concern as the gloom of the early 21st Century brought them back down.



Dennis Stevenson Chairman

Progress

Today I am more convinced than ever that this business is in good shape. In those seven years we've turned three companies in education, business information and consumer publishing into world leaders. We've put ourselves in pole position to benefit from a fundamental change in all our lives: the premium on skills and knowledge in a brain-powered world.

The past couple of years have been tough for many businesses, and some of ours have felt the chill. But the board is proud of what the company has achieved – and the way it has behaved – throughout this period. We have made no compromises in maintaining and improving the quality of our products, and Marjorie and the management team have continued to execute our well-defined long-term strategy.

Their determination to stick to that strategy while, at the same time, relentlessly taking the tough decisions to enable it to succeed is paying off. As Marjorie describes, we made progress on our financial and operating goals in 2003, despite the trading challenges. We think we'll make more progress in 2004, even though our markets still look tough.

And we are now at the point where we can look ahead and see many possibilities for rapid growth in 2005 and beyond. The trading conditions that made life tough for us in the past three years are beginning – *just* beginning – to move back in our favour.

Governance

We have put in a great deal of effort this year to implement the new Combined Code a year earlier than required. We summarise our approach to governance in the Directors' report. It has not changed a great deal since we are already fulfilling the vast majority of the Code provisions. Any shareholder who would like to see a full account of how we comply or explain can find it on our website (www.pearson.com/investor/corpgov.htm) or by ringing our Company Secretarial department on +44 20 7010 2257 or 2253.

We along, I hope, with the majority of companies have taken a great deal of trouble to comply with the new Code and, in the few cases where we judge compliance to be against the shareholders' interest, to explain in a full way. While a supporter of the new Code, I have one lingering worry: a 'box-ticking' approach to compliance with the new Code on the part of a sufficient number of institutional investors would run the risk of undermining the entire effort.

If any shareholder has any questions or concerns about any aspect of our governance or compliance, please contact me directly on my personal e-mail address, dennis68pm@aol.com.

People

As always, every step of our progress has come about through the efforts of more than 30,000 talented people all around Pearson. We thank them for their commitment to the company and we'd like you to read about some of the extraordinary things they have achieved on pages 16 to 19.

The vast majority of our people are shareholders in the company and I am as sure as I can be that they, like you, will have every reason to feel confident about their investment in Pearson over the coming years.

Dennis Stevenson, Chairman

Chief executive's review

The value of knowledge



Marjorie Scardino Chief executive

What is the value of knowledge? In dark places, knowledge puts the light on. Knowledge makes economic systems work, countries prosper, people succeed. But knowledge isn't a universally available power source.

Today, only 30% of the people in the world can read. Only one in a hundred has a college education. Those who do can earn three times what someone who hasn't finished secondary school can. That's why an increasing number of children in the world's most populous countries are in school: more than 60% of children in China; 50% in India; more than 80% in Russia; and 95% in America. This worldwide yearning for knowledge will electrify our future.

Since 1997 we've been working on building Pearson in an environment in which knowledge is power and we provide some of the fuel. The last few years have been hard on parts of our business, and on our shareholders. But in 2003 we made good headway and we're confident

Average salary $
By level of education, 2000
Source: US Department of Commerce


a. Less than 9th grade
b. 9th to 12th grade, no completion
c. Graduated high school
d. Some college, no degree
e. Associate degree
f. Bachelor
g. Master
h. Professional
10,823
13,605
20,718
25,718
29,174
37,729
47,772
71,098
a
b
c
d
e
f
g
h

Children in secondary education %
In the world's eight most populated countries
Source: DK/FT World Desk Reference


a. US
b. Russia
c. China
d. Indonesia
e. India
f. Bangladesh
g. Pakistan
h. Brazil
95
83
63
57
49
46
24
20
a
b
c
d
e
f
g
h

we'll do that in the years ahead, too. There are two qualities that we think will be crucial to our progress:

1) A coherent company with one focus and one set of values If you've been an investor in Pearson for very long (and many of us have), you know what we've been doing to change the company: adding and subtracting, planting and pruning until we had businesses that made sense together, that were more productive and innovative because they had things to share.

At the same time, we've been trying to give those businesses an environment that not only attracts the best people, but also makes their collaboration an everyday event.

That work takes a common set of goals and values. Our main aims relate to the larger world of what we do – teaching children to read; helping adults get new skills; providing the best business intelligence; helping citizens and governments function better; helping people acquire knowledge that consists of facts *and* understanding.

As you will have seen before, and as you'll see elsewhere in this annual report, we value three qualities above all: bravery, imagination and decency. To us, those aren't just run-of-the-mill words: they guide our decision-making and our behaviour.

But do they matter to our prosperity as a company? We believe so.

2) A company that reaches its financial goals We understand very well that our financial goals are the ones that make all the others attainable, and we see more and more evidence of that interplay.

Since 2000, the coherence of our set of businesses that share assets and systems and ideas has allowed us to reduce our costs significantly. About a quarter of our senior managers have worked for more than one Pearson business. Last year we sold more than £250m of products and services that were created by the combination of two or more parts of Pearson working together, and that collaboration is growing.

To continue to reach our financial goals, we need to get two seemingly simple things right: we need to make our operations more efficient, and we need to make and sell better products and services than our competitors. We've been working hard on both areas.

More efficient operations Over the past three years we've been steadily reducing costs, making better use of our working capital, assessing our investments with more rigour, improving our processes and discipline. In general, we've been getting better – leaner and more fit – at running the machinery of our company.

Fatter margins Operating margin %


Pearson Education
Penguin
FT Group
Pearson
11.8
12.8
10.4
10.8
11.0
11.4
10.9
11.4
12.1
01
02
03
01
02
03
01
02
03
01
02
03

Of course, our most urgent work has been on the fitness of our more cyclical businesses – the ones that have had the most challenges in the unforgiving business climate of the last three years. We've reduced costs in our newspapers, in the technology publishing businesses, and in digital learning by more than £200m altogether.

All around the company and all around the world, we've been taking out layers and trying to use the clout of our size and expertise to best advantage. We've combined our international book businesses, for instance, in Canada, Australia and India; and all have seen rising profits. We've integrated a lot of our distribution and warehousing; and in the past three years we've lowered inventory levels by a third. We've created more ways to share assets – design capability, brands, and content – both words and pictures. We've multiplied our capacity with technology, such as print on demand, which has allowed us to sell more backlist titles than ever without the expense of holding them in our warehouses.

Stronger products and services Being better operators has allowed us to allocate more capital to our brand of research and development, which in turn makes us even stronger. We spend a lot each year investigating, planning and producing new products and services; over the past three years we've invested almost £2bn that way.

We're disciplined about that investment, financially and strategically, because gaining more share of the market is crucial to our future. Our aim is to do better than our competitors because what we do is more enticing, better value or just works better. And so far we're achieving that because we've been gaining market share every year for the past three. Here are some highlights:

Custom publishing Sales $m


35
45
62
78
106
98
99
00
01
02
03

> *We've grown stronger in school textbook publishing, creating new programmes and increasing our audience in key subjects like reading and social studies.* This market will grow rapidly in 2005 – and most of that growth will come in subjects where we're the market leader.

> *In college publishing, we've grown faster than our competitors for five straight years, even though we're already the largest.* We've published more classic, enduring texts than

Stronger school publishing	Pearson position (total K-12 market) 2003	1999	*Subject as % of total 04-06 new adoptions*
Social Studies	#1	#3	*24*
Reading/Literature	#1/#2	#3	*19*
Math	#1	#1	*18*
Science	#2	#2/#3	*13*
Music/Art	#1	#1	*7*

Source: Pearson estimates

any other publisher, as well as more brand new books. We've pioneered the use of technology to enliven the learning process. And we've created a model of customised publishing to make bespoke books for individual professors. That business, which had sales of less than $20m in 1998, topped $100m last year.

> *Testing and certifying professionals – nurses or technology specialists or securities dealers, for instance – is a growing industry.* We provide these qualification services thanks to our educational pedigree, our testing experience, our technology and our service. That business, which had sales of $100m last year, won $600m of new, multi-year contracts.

> *Penguin's investment in its roster of established authors, new stars and its home-grown content, helped it gain share as well.* In a year in which it had more bestsellers than ever, the quality of its books also shone: its authors won a Nobel prize, a Pulitzer prize, a Whitbread and a Book of the Year award.

> *In six years Interactive Data, our financial information and pricing business, has grown from a $140m to a $440m company.* It has grown from the inside out, adding new services to a very enduring customer base, as well as by adding on some new companies. That steady growth enabled the FT Group to increase its profits last year in spite of the fact that advertising revenues continued to wait for a renewal of corporate confidence.

Interactive Data Corporation EBITDA $m


93
114
131
98
99
00
01
02
03

> *And in spite of the advertising market, we've kept on investing in all our business newspapers.* These are premium brands and high-quality businesses, and they play a crucial role in society. They require steadfast commitment, even in the toughest of times, and they'll recover strongly when economic conditions improve. We can be confident about that because the quality of our journalism is as high as ever. Last year *Financial Times* journalists were named the best for their business and finance reporting, their coverage of fund management, and their overall business journalism.

2004 and beyond

In 2003, our approach to improving our operations and products helped us overcome some situations we didn't create but had to confront. The business advertising climate remained grim; the weak dollar knocked £181m off our reported sales; and one of our biggest customers, a part of the US government, owes us on a large bill for work we completed in 2002. In spite of those challenges, we made good progress on our financial goals. We improved margins, increased earnings and our return on invested capital rose.

This year, we'll need to call on gravity-defying qualities again to achieve our goal of steady progress on earnings, cash and returns. Business advertising remains erratic (though we may be past the worst); we'll hit a low point in the five-year school textbook adoption calendar; and the US dollar continues to look weak.

Still, we expect to move ahead. And we expect to see underlying financial growth at the same time as we're investing heavily to prepare for some very good markets we see from next year and beyond. Our confidence stands on three solid pillars:

1. In US school publishing, we can predict a leap in our new business opportunities, which will help increase sales by at least 10% and profits even faster.

2. Our businesses which provide services on long-term contracts for financial institutions and schools and professionals and governments have more than $1bn of new business under contract which mostly begins to flow next year; and they're adding more all the time.

3. The Pearson businesses that have been most affected by tough economic conditions are leaner than ever, and can rebound strongly when their markets recover.

US education: total school funding per pupil $'000
Source: US Department of Education


4.9
5.5
6.5
7.8
9.3
91
95
99
03
07

Education required for newly created jobs
Average amount in years (estimated in 2000)
Source: Workforce 2000, US Department of Labor

13.5

International science and technology
Proportion of scientists worldwide reading in English
Source: British Council

2/3

What is the value of Pearson's knowledge?

For Pearson, the value of knowledge is measured by our financial and market progress and by the broader progress of our customers toward satisfying their need for knowledge in this year and beyond.

There are times in business when faith is called for. This is not one of them. We have more concrete reasons to believe in our future. By making ourselves better at operating and more innovative at products and services, we'll make our market-leading positions stronger. That virtuous circle is our goal. In that way, we'll accomplish not only the kind of financial growth and durability our shareholders should expect, but we'll also accomplish the goals of our businesses – teaching children to read in a way that makes them readers all their lives; producing great books with great authors and with our own, home-grown talent; having the world's most informative business news and information sources; providing the services that help schools work better and citizens be more informed.

As we meet that basic human yearning for knowledge, we will build the long-term value of our company.

Marjorie Scardino, Chief executive





11

Growing our own





Stand-out brands

All of our businesses are leaders in their markets

We're proud owners of some of the finest names in publishing. Over many years they've earned the trust of their readers and become marks of quality, accuracy and insight. They also stand for a special way of doing things – from the FT's perspective on the world of business, to Penguin's record for uncovering new writing talent, to Pearson Education's unique blend of textbooks and online services.


THE MOST RECOGNISED BOOK BRAND IN THE WORLD
BY ALLEN LANE
NON-FICTION
NON-FICTION
PRIDE AND PREJUDICE
JANE EYRE
BRONTE

The Penguin that flew A flightless bird – the brainchild of Penguin founder Allen Lane's secretary – is the only book publishing brand recognised worldwide and one of the most famous names in the media industry. Penguin is today the mark of quality new writing and the definitive classics of literature. So much so that when Terry Waite was held hostage for four years in war-torn Beirut, he asked his captor for some good books to read by sketching a Penguin.


PEARSON
Education

First on campus Our higher education publishing imprints Pearson Prentice Hall, Pearson Addison-Wesley, Pearson Longman, Pearson Allyn and Bacon and Pearson Benjamin Cummings are famous with professors and students alike. Combined they make us the number one higher education publisher in the US, producing more than 2,500 new titles and programmes every year. Many of our college authors have become international stars in their own right. Over the past 16 years, Neil Campbell's textbooks have helped more than four million students learn biology – that's two-thirds of all the college biology students in America. And since the 1960s, Philip Kotler has taught generations of business students to focus on their customers through his book *Marketing Management*, which has been translated into 23 languages.









Classics for the masses Penguin founder Allen Lane's mission was to bring great literature to a much wider reading public. The first Penguin titles sold for sixpence – the price of a packet of cigarettes. For nearly 70 years, the Penguin Classics have been the definitive editions of classic literature for both students and general readers. In 2003 we began our relaunch of the Penguin Classics with new content and a fresh design, boosted by a revival of interest in the classics thanks to Oprah Winfrey's new classics book club in the US and the search for the UK's most popular books in the BBC's *Big Read*. 45 of the UK public's favourite 100 titles were Penguins.


Longman

The ship that launched... In 1755, 31 years after Thomas Longman founded the imprint bearing his name, he published the world's first comprehensive English dictionary. Almost three centuries on, the famous Longman ship has become the mark of quality in English language teaching all over the world. Today more than 40 million people are learning English as a second language with a Longman book or online study programme.



On comprend mieux le monde à travers l'économie Since its launch nearly 100 years ago, *Les Echos* has become France's leading business newspaper, read by more than 650,000 business leaders and decision makers every day. Last year *Les Echos* unveiled a new look with a new format, new content including an *'Entreprises et Marchés'* section based on the *FT's 'Companies and Markets'* and a fresher approach to editorial. In the months after the relaunch, *Les Echos'* circulation was up 4% in a declining French newspaper market.


PEARSON
Education



Pink is perkier The *FT* has become much more than the world-famous newspaper: it is also a trusted brand for financial information, business publishing and new ventures. 49 of the world's 50 largest financial institutions rely on essential pricing information from FT Interactive Data, part of our Interactive Data Corporation, to value their funds. Business students and professionals look to FT Prentice Hall, a joint venture between the FT and our Higher Education publishing business, for the best books on management, finance and business. And Germany's Chancellor is just one of 92,000 readers of *FT Deutschland*, the first non-English language newspaper to carry the FT name.


FINANCIAL

The fundamentals of learning Around one in three elementary school children in the US learn the basics of reading, writing and mathematics with the help of a Pearson Scott Foresman textbook. From its humble beginnings as a publisher of high school Latin in 1889, generations of Americans have learned to read with our famous Dick and Jane stories. Today Pearson Scott Foresman is the world's premier elementary school publisher, with leading programmes in the key subjects of reading, mathematics, social studies, and science.


FT
FINANCI
Asia Stoc
Surge
TheNEWFTAsia

Success reads success The *Financial Times* was first published in 1888 as a daily newsletter for directors, brokers, investors and financiers in the City of London. Today, with individual editions for the UK, continental Europe, the US and Asia; correspondents in 70 countries; and readers in 140, it is the world's most international business newspaper. And with 3.3 million monthly users, the *FT*'s online edition FT.com is the world's most popular audited business website. The *FT*'s unique editorial perspective attracts an exclusive, hard-to-reach audience of influential people in finance, business and politics.





Home-grown products

We're investing in new content and services

We're constantly re-creating our newspapers, books and online services – in some cases every minute of every day. At the same time, we're building their quality and value for the long term. Last year we invested around £700m in our research and development: improving each one of our businesses by investing in new areas of content, by pushing into new markets and by applying new technology and services to make the publishing more personal and more valuable.




AMERICA 24/7
DK

A print run of one Dorling Kindersley, renowned for its unique, beautifully illustrated reference books, is pioneering personal publishing. In 2003 DK published *America 24/7*, a photographic collection of a week in America taken from more than one million photos submitted online. DK made publishing history by offering readers the chance to order a customised book jacket, complete with their own favourite photograph.

Above: Katie Bradshaw, Cathy Melnicki, Jeannie Guman, Connie Carson. Dorling Kindersley, US.

Personal publishing Five years ago, when college professors asked us for textbooks that could be tailored to their particular courses, we began to invest in a new model of textbook publishing. Our custom publishing business builds course materials to order around an individual professor's course objectives. The typical book includes chapters from our conventional textbooks; the course agenda, lecture notes and assignments for that particular class; and selected articles from newspapers, magazines and academic journals. This special way of delivering our content has grown five-fold in five years to top $100m in sales in 2003.

Stars of page and screen In 2003 we extended the power of the Penguin brand to the screen when we launched Penguin Television. It commissions factual and children's programming based on Penguin and DK books. Current programmes include *Backyard Science*, a 52-part live-action children's series, and *The Way Things Work*, a 26-part animated series and a Gold World Award winner for best children's programme at the New York Festival's Television Programming and Promotion Awards.




CTRL
F
T

Have it your way Our expansion of the *Financial Times* around the world and online has transformed the *FT* into a 24-hour global news service. FT.com, the newspaper's internet edition, has some 3.3 million unique monthly users and in 2002 we began converting them into paying customers by launching a range of subscription services. Today 74,000 people subscribe for real-time and customised services such as live Lex notes throughout the day, personalised news alerts and tools to track their investments.








PASS

Scoring in testing Our school testing business, Pearson Educational Measurement, dates back to the 1920s when E F Lindquist, a professor at the University of Iowa, developed standardised tests to measure student achievement. Since then, we have been at the forefront of the industry, developing and using state-of-the art technologies from optical scanning to complex data management and enterprise application software. We won $300m of new US testing contracts in 2003 and are applying these skills in new markets including Australia and the UK through our partnership with examination board Edexcel.

Perfect pitch *Marca* is Spain's favourite sports newspaper, with a daily readership of more than two million. Today, we are using new media channels to deliver our news, results and analysis. During the 2002 football world cup over 50,000 subscribers signed up to receive up-to-the-minute news via their mobile phones in two weeks. Since then we have partnered with telecom providers in Spain, the UK, Japan, China and other countries to become their official sports content provider.


EXAM
COMMENCED:
1929





Social climbing When Pearson bought Simon & Schuster's education businesses back in 1998, we combined two of America's most famous names in elementary school publishing: Scott Foresman and Silver Burdett Ginn. Since then, we've been investing to build a leadership position across all key disciplines including reading, math, science and music. In 2003, our new elementary social studies programme swept the market, winning more than half of all available adoption opportunities.



Learning online More than two million college students are studying online through a Pearson programme. We provide professors with online tools they use to customise learning materials by combining our content with their own; conduct online assessments; and access a range of resources and communication tools. At the touch of a button, professors can make their own course available to their students online.





Real time alerts Over the past six years, we've turned our financial information business IDC from a $140m to an $440m company. We've steadily built IDC's base business of providing essential pricing data to financial institutions. And at the same time, we've invested in buying a series of smaller companies which extend the services that IDC can provide its customers. The most recent acquisition was Comstock in 2003, which provides real-time data from more than 180 stock exchanges and other sources worldwide.



Measuring up We're applying the skills we've learnt in testing school students to professional customers. We're part-way through an investment of some £15m in more than 400 Pearson professional testing centres around the world. Those centres are becoming the destinations for software engineers certifying their IT skills; nurses taking their medical exams; drivers sitting their licence theory test; and aspiring business school students taking the world-famous Graduate Management Admissions Test.


STUDENT L DRIVER

Unsung heroes

We're nothing without our people

30,000 minds fuel our business: publishers, editors, journalists, designers, educators, marketers, sales people, technology professionals, operations and distributions experts. Here are just a few who did something special last year.



Left: Richard Tomkins, *Business Journalist of the Year* (Business Journalist of the Year Awards).

Below centre: Lucy Warwick-Ching, *Best Newcomer to Pension and Investment* (Aon Consulting Awards).





In 2003 the *Financial Times* won more than 30 awards.

Above: Kate Burgess, National Journalist of the Year (Bradford & Bingley Personal Finance Media Awards).

Right: Adrian Michaels and Peter Spiegel, Business and Finance Reporters of the Year (British Press Awards) for their coverage of US accounting scandals.

Below: FT.com editor Tracey Corrigan (far right) with team members Paul Solman, Lisa Rohumaa, Eoin Callan and Emma Jacobs. FT.com was honoured with seven awards in 2003 including Best Global Markets Site (Barron's Awards), Media Prize for Subscription Services and Best Consumer Site (New Media Age), which described FT.com as 'a monster of a site'.

Above left: Martin Wolf, Decade of Excellence Award (Business Journalist of the Year Awards).

Above right: Philip Coggan, Fund Management Journalist of the Year (State Street Global Advisers Annual Award).





Right: Chris Marchant, Franco Ziccardi, Gary Francis and Alan Shaw are part of our new distribution team in Rugby in the UK. Our new state-of-the-art warehouse, shared by Penguin and Pearson Education, opens for business in March 2004.



Right: Gene Smith from Addison Wesley. Our Higher Education business in the US grew faster than the market for a fifth straight year helped by the strength and quality of our sales teams.



Left: Susan Petersen Kennedy, President of Penguin Group (US), was named the 2004 Matrix Award Honoree in the Books category. These prestigious annual awards recognise exceptional women who have distinguished themselves in the communications field.



Above: Wendy Craven is editor to bestselling author, Philip Kotler, who has published with Pearson Prentice Hall for more than 30 years. In that time, his classic textbook *Marketing Management* has sold more than two million copies and been translated into 23 languages.



Above: John Ridding, Su-Mei Thompson and Ien Cheng are part of the team who launched the Asia edition of the *Financial Times* and www.zhongwen.ft.com, a Chinese language version of FT.com, in 2003.



Left: Lyn Fraser (Australia), Mandy Suhr (UK) and Mariann Donato and **below** Marilyn Ducksworth, senior vice president, Corporate Communications (US) helped Penguin to make publishing history with the publication of *The English Roses*, the first of five children's books by Madonna. This was the biggest simultaneous worldwide release ever in more than 30 languages and 100 countries including Australia, the UK and the US.





When Oprah Winfrey picked John Steinbeck's *East of Eden* for her TV book club, an old classic began to fly off the bookstore shelves. In six months it sold more than 1.5 million copies – more than it had sold since publication in 1952 – made possible by an extraordinary effort by our production and distribution teams.



Walter Bagdzinski

Nancy Dominioni

Larry Kennison



Above: Don Redpath, Norman Lidofsky, Julie Shiroishi, Ken Kaye, Hank Cochrane, Richard Adamonis, Mary Margaret Callahan, Ernie Petrillo, Patrick Nolan, Michael Yarmark.



Lisa Pascarello

Beth Blank



Below (clockwise from top): Doris Linka, Brian Moellering, Helene Dennery, Pascale Pernet, Antoine Cheret, David Fayerman, Christian Schneider, Paula Parrish, Andy Peart, Janey Webb, Tom Sigel.

We hold regular international gatherings for our people to share best practice and ideas. This group of Higher Education people from across Europe met for an editorial masterclass on how to grow our local language Higher Education operations.



Left: Rosie Glaisher, publicity director for Penguin Press, led the team behind a huge UK publicity campaign that helped propel Michael Moore's *Stupid White Men* to the top of the bestseller charts. It has sold more than a million copies and won Book of the Year at the 2003 British Book Awards.



Right: DK is famous around the world for its beautiful design and 'category killer' books. In 2001 we published the first of a series of major reference works, *Animal*, which has sold more than a million copies to date. In 2003 we published *Earth* and will follow up with four more books over the next three years. Jonathan Metcalf, publishing director for DK's family reference books, is part of the team making this happen.

Gloria Horner Raymond Ward





Left: Bob Whelan heads our US professional testing business which won $600m of new contracts in 2003. These include testing learner drivers for the UK's Driving Standards Agency, business school applicants for the Graduate Management Admissions Test and securities professionals for the National Association of Securities Dealers.

Below: Don Kilburn heads our Higher Education custom publishing business. It has grown from an $18m business to more than $100m in five years and in 2003 grew by 35%.

Below: Kathryn Court president and publisher at Penguin Books US has been editor to J M Coetzee since 1982, when we published his second novel *Waiting for the Barbarians*. In 2003, he was awarded The Nobel Prize for Literature.







Below: Jim Stoddart is the art director behind the 2003 relaunch of the Penguin Classics with new content and a fresh design. 19 Penguin Classics made the top 100 in a UK national poll to find the public's favourite books, showing that they are just as popular today as they were on their launch in 1936.



Above: Tony Lacey is editor to Penguin author Claire Tomalin. She won the Whitbread Book of the Year for *Samuel Pepys: The Unequalled Self*, her biography of Samuel Pepys, which has now sold 330,000 copies, unprecedented for an historical biography.

Aurelio Rivera, Barb Watters, Pepe Del Valle

Mark Spears, Rowena Vargas, Steve Kiecker

Kathy Bretz, Camille Salerno, Ray Chew

Janet Hill, Janell Jones and Thom Van der Doef

Chris Roy and Lori Holloway



Left, above and right: In 2003 we launched our new elementary social studies programme and won more than half of all available school adoption opportunities, including a 60% market share in Indiana and Texas.



Richard Loftin and Eugennie Chang





Left: Penguin editor Pam Dorman spotted the potential of debut author Sue Monk-Kidd. Her first novel, *The Secret Life of Bees*, has sold more than two million copies and been on the *New York Times* bestseller list for more than a year.

Below: Simon Ng, Cynthia Lam and Kenneth Ma from Longman Hong Kong didn't let SARS interfere with their crucial selling time and, in fact, increased their sales by more than 100%. The team created a range of online sales tools and held seminars for more than 400 teachers.

Above: Publisher Ann Godoff joined Penguin in 2003 bringing more than 30 authors with her. Her new imprint, the Penguin Press, now has a stable of more than 90 authors and will publish 32 books in 2004.







Standing up



Standing up

In all we do, we aim to be brave, imaginative and decent



David Bell Director for people

For the first time this year we've included a special section on corporate social responsibility in our annual report. This is not because we have just discovered it. Weetman Pearson, who led the company more than a century ago, had a reputation as one of the most enlightened employers of his time.

We have tried ever since to set the highest possible standards in the way we treat our people, our customers and the wider world in which we operate. This section focuses on the progress we are making with all three groups.

More than 30,000 people now work for Pearson in 62 countries. In the past year we have made good progress towards the goal we set ourselves some years ago. This is to be a brave, imaginative and decent company, a place where people want to work, where they treat people as they want to be treated themselves – in short one of the best employers in the world.

It goes without saying that it is our people who create the products we sell. Their strong sense of responsibility and integrity is at the heart of everything we do and all the products we make. You see this when you meet our education experts who produce teaching materials, our journalists who report and analyse the world or our editors and publishers who make the most entertaining and informative books. Pearson could not succeed without their very high standards and a deep-rooted and unswerving commitment to accuracy, independence and learning.

But that is not enough. We also want all our external 'customers' – investors, authors, readers, teachers, printers, distributors, retailers – to judge us by the same high standards. As the world's biggest publisher nothing is more important to us than that we meet these standards.

Of course we have a way to go. But we are making good progress. Opposite are some highlights of our progress so far and some of our plans for 2004.

We very much welcome comments, observations and suggestions which can be sent to me at david.bell@pearson.com.

David Bell, Director for people

Our progress

1. Founding signatory of the UN Global Compact, which sets ethical and environmental standards for the corporate sector.

—

2. Completed a thorough review of our environmental impact, and put in place targets for annual progress.

—

3. Advised 16,000 suppliers of our commitments and expectations under the UN Global Compact.

—

4. Published a Pearson-wide Code of Business Conduct, and set up a regular process to verify compliance.

—

5. Implemented a company-wide framework for career appraisals.

—

6. Launched a four-year diversity strategy, to ensure that our company reflects the societies in which we operate.

—

7. Established a programme to support Pearson people who volunteer in their communities including a company award scheme and payroll giving.

—

8. Set up a major partnership with US not-for-profit Jumpstart, to encourage talented college students to become teachers and to support disadvantaged pre-schoolchildren.

—

9. Named the media sector leader in the Dow Jones World Index for corporate sustainability.

Our plans for 2004

1. Maintain or improve our ratings in key indices of corporate sustainability.

—

2. Introduce business targets and milestones for our diversity strategy.

—

3. Work with UK book production companies to develop industry guidelines on labour standards and human rights in the supply chain.

—

4. Assess key printers and paper suppliers against UN Global Compact standards.

—

5. Continue to invest in scientific research-based education products.

—

6. Extend the reach of our management development programmes to more countries and parts of the business.

—

7. Reduce energy use in key buildings and review packaging and office waste.

—

8. Develop strategic community partnership for key markets outside the US.

Our products Our most significant social impacts arise directly from our core purpose as an education and information company. Our products play an important part in helping people to learn and get on in their lives.

In our education business in particular, we are developing a growing base of research into the educational value of our products. Here are some examples.

Learning to read and count We have partnered with the Waterford Institute, a not-for-profit organisation, to deliver the *Waterford Early Reading* programme. This unique computer-based instruction, based upon a decade of intensive study by top educators, adapts to an individual user's learning pace, regardless of primary language or pre-literacy exposure. Each level provides daily instructional activities, as well as a library of take-home materials. It requires just 15 minutes each day and students are provided with immediate feedback to help direct and motivate them.



The programme has been formally assessed in schools and districts and studies show it is extremely effective in preparing young children to learn to read. Most notably, the programme brings the lowest performers in a class to reading competency and is highly effective in helping non-English speaking children assimilate the English language more quickly.

We have recently launched the *Waterford Math and Science* programme which mirrors the proven approach of the reading programme.

More info: www.pearsondigital.com

Read Together, Talk Together Research shows that children show greater language gains when they actively participate in the reading experience. In partnership with the US National Center for Learning Disabilities, we have developed *Read Together, Talk Together,* a reading programme which encourages integrated dialogue between adult and child. The programme includes picture books designed by Dorling Kindersley, classic children's books from Penguin and teacher and parent training materials including videos and prompt cards.

More info: www.pearsonearlylearning.com

Measuring success For over 30 years, educators in the US have been using our SuccessMaker courseware to increase student achievement. There is an increasing demand for accountability and results reflected by President Bush's 'No Child Left Behind' education act. SuccessMaker provides elementary courseware in reading, arts, maths and English language and bilingual development available online. The courseware is aligned to district and national standards and teachers can measure student achievement through reports and performance data.

More info: www.pearsondigital.com/successmaker

LessonLab In 2003 we extended our commitment to teacher professional development when we acquired LessonLab, a pioneer in education research and technology. LessonLab was founded by Dr James Stigler, director of the Third International Mathematics and Science Study, which videotaped and analysed teaching practices in more than 1,000 classrooms around the world. Through LessonLab's software, teachers can apply this research base to their own teaching methods.

More info: www.lessonlab.com

Our publishing As the world's largest publishing company, our editorial judgements – whether it's the comment and analysis in our newspapers and online or the authors and stories that we publish – can have a big impact. Editorial independence is a central part of our culture and we separate editorial and commercial decisions.



We are proud that Penguin has long been a champion of free speech and that its founding mission was to make literature more widely available. This goes back beyond the 1960s when Penguin published the first unabridged version of *Lady Chatterley's Lover* and continues today. *The Financial Times* has an equally strong reputation for incisive and objective news reporting and analysis.

Our newspapers and online sites are an important channel for helping to shape the debate on key social issues and have been publishing indices of corporate responsibility and environmental management for a number of years. For the past 10 years, the FT has supported campaigning organisations such as Business in the Community and the International Prince of Wales Business Leaders Forum to bring their work to a wider audience. The FT has also teamed up with Dorling Kindersley to publish *Everybody's Business,* a practical handbook that helps managers to put corporate social responsibility on the mainstream business agenda.

Dorling Kindersley has also developed a special relationship with the United Nations Children's Fund (UNICEF) publishing books to raise awareness of the UN's Convention of the Rights of the Child. Our recent publication, *A Life like Mine,* explores the Rights of the Child through the eyes of 20 children around the world.

Through our Longman brand, our education business is very active in HIV and AIDS awareness. Since 1997 Longman has published a range of books for a spectrum of age groups which tackle HIV/AIDS and the issues surrounding it in an open and compelling way. The programme includes the Sara series, the product of a major research project undertaken by UNICEF on the empowerment of the girl-child in Africa. These materials not only address the cultural and economic real-life issues that affect adolescents in Africa, but also focus on developing critical life skills.

More info: www.mml.co.za

Our communities We have focused our community support around education and literacy. In 2003 we invested £2.1m in education-focused community programmes around the world and gave additional in-kind support such as book donations, publishing expertise and staff time. Our total cash and in-kind support was more than £6m in 2002.

Inspiring the next generation of teachers Looking to address the critical need for pre-school teachers in low-income communities, Pearson teamed up with the US non-profit group Jumpstart in 2001 to inspire talented university graduates to join the teaching profession. The Jumpstart programme pairs college students to work one-to-one with underprivileged pre-schoolers to develop their literacy and social skills. The Pearson Teacher Fellowship builds on that college experience, providing a structured training programme for Jumpstart alumni to become teachers in early learning centres serving the most needy children.

Research indicates that children who participate in the Jumpstart programme show a 17% gain in literacy and language skills compared to their non-Jumpstart counterparts.

Funded with an initial three-year commitment of $2.5m, there are now 40 Pearson Teacher Fellows in 15 low-income communities across the US, with an additional 30 Fellows due to start the two-year programme in the spring 2004. Pearson Teacher Fellows receive a stipend, intensive teacher training, ongoing professional development and support, and each Fellow is partnered with a Pearson mentor to provide advice and guidance. A number of the current Pearson Fellows are now teaching in the same centres where they first worked with the Jumpstart programme, with plans to continue with post-graduate studies. And Pearson employees all around the US are adopting pre-schools so they can help Jumpstart and the Pearson Teacher Fellows succeed in their goal of preparing these at-risk children for success in school and life.

More info: www.pearson.com/community

Spotting new talent in China In 2003 Pearson embarked on a significant expansion in Asia including the launch of an Asia edition of the *FT*. Alongside this the *FT*, in partnership with Beijing University, launched a financial journalism training programme. Four journalists from the programme will be awarded scholarships from the Laura Cha Fellowship and placements at the *FT* offices in London and Hong Kong.

Pearson cash charitable giving

03	£2.10m
02	£2.80m
01	£2.39m
00	£1.79m
99	£1.53m

Pearson cash and in-kind charitable giving*

02	£6.10m
01	£3.40m

*Note: Per Cent Club submissions. 2003 numbers to be reported in September 2004.

The power of books We have a long association with Book Aid, an international development agency that works in partnership with schools and libraries in the developing world to make books available to readers of all ages. Book Aid is also working towards a sustainable solution to the problem of book shortages through a range of projects including training and networking opportunities for fledgling African publishing and bookselling firms. We share the Book Aid vision and over the years we have lent financial and in-kind support. In 2003 projects included an international reading project based on Dorling Kindersley's book *A Life Like Mine* and Pearson Education's sponsorship to support World Book Day. In February 2004 Puffin published a collection of short stories for children, *Eating Words for Breakfast*, in celebration of Book Aid's 50th anniversary.



Our employees It is important to us that we encourage and support our employees to be active in their local communities and we are proud of the contribution that they make. We do this by providing them with time, money and products. For example, in the UK, we run a payroll giving scheme where employees can make tax-free donations to their favourite charities and we will match these donations up to £500 a year. Each year we recognise their commitment through the Pearson Community Awards. In 2003 we received more than 350 applications and awarded six employees from around the world with $2,000 each for their chosen charity.



Left: Carol Leslie, Pearson Education In 2003 we awarded six Pearson Community Awards to employees to recognise outstanding work in their local communities. Each winner was awarded $2,000 for their chosen charity, including Carol Leslie for her work with The Therapeutic Nursery, a pre-school programme in New Jersey for children with autism.





Our people Our business is about brains and brands so we rely heavily on the skills and talents of our 30,000 people. Last year we conducted an employee survey across Pearson. The feedback shaped our action plan for last year and here's some of our progress:

Performance reviews We've put in place a framework for performance reviews across the entire company and trained managers on how to conduct them;

Internal promotion We remain committed to promoting internally rather than hiring from outside where that's possible – in fact, over 22% of our senior managers have worked in more than one country, division or function within Pearson. We introduced career discussions across Pearson and relaunched Pearson Partners, a website which gives details of all the vacancies across the Pearson businesses worldwide;

Staff roadshows Once a year we run a series of staff roadshows where our management team meet our employees and update them on the business. In 2004 we will run these in 50 locations around the world. We also post regular messages and announcements on our intranets and Marjorie e-mails everyone through the year with important news. Staff are encouraged to e-mail her with their comments and questions;



Code of Business Conduct In 2003 we launched our new Code of Business Conduct. A confidential hot line allows employees to raise any issue covered in it in complete privacy. Each year we will e-mail our employees to confirm that they are happy with the way we are operating it. Any breaches or concerns are followed up by our group control team and reported to the audit committee;

Job benefits We offer a range of benefits tailored to location and we've worked hard to make them even easier to understand – over 80% of our people can now go online to our new My Pay and Benefits site.

Management leadership evaluations We have introduced the Pearson leadership profile which sets out the most important attributes for leadership in Pearson. We use this to evaluate the performance and potential of our senior management and aspiring leaders and it forms the basis of our new leadership programme launched in August 2003. More than 25% of senior managers have gone through this in less than five months and by the end of 2004, all our senior managers will have attended.

Functional forums Over 350 of our people have come together cross-company and cross-region in functional or learning forums to share information and best practice. These forums have been held in finance, HR, technology, design, marketing, communications and editorial. We also hold an annual meeting of over 100 of our talented managers across Pearson to listen to their ideas and for them to hear more about the businesses we're in.

Diversity and the future Last year we launched a four year diversity programme to make sure diversity is at the centre of everything we do. We are not in favour of setting specific targets for recruitment, retention or promotion. But our goal is clear: we want to be at least the best in our industry for diversity.

Our plan falls into three phases:

Phase 1 The first phase, now complete, involved a systematic analysis of our workforce by gender, age and ethnicity. The headline results of this are set out here and we have benchmarked our performance in the key areas of the US and the UK where we operate.





Phase 2 In the second phase we are concentrating on external recruitment and on removing any perceived obstacles to advancement. As a result:

- We have designed a pilot programme to focus in depth on 'hidden' issues which may be perceived to hinder promotion. The first focus groups under this programme will be held in spring 2004;
- We have made it a condition of being on our preferred supplier list that recruitment agencies send us diverse lists of candidates and we are monitoring the performance of each agency;
- We are tripling the size of our internship programmes and working hard to increase awareness of them in ethnic minority communities. Working with INROADS in the US, and setting up our own programmes in the UK, we plan to offer work experience to at least 60 people this year;
- The proportion of ethnic minority recruits onto our business graduate training programme in the UK has increased from 12% in 2002 to 50% in 2003;
- To increase diversity, we are holding special days in key cities in the UK and US to introduce Pearson and to encourage applicants.

Phase 3 The third phase of the plan, which we have already begun, is to focus on the pipeline of people already in the organisation and to make sure that they thrive within Pearson. To this end we:

- Have embarked on a programme of management training from the executive directors downwards;
- Have instituted training for new recruits and also for recruiters;
- Are building a mentoring programme;
- Have adjusted Pearson's Senior Leadership Profile to reflect this new emphasis;
- Plan to tie part of the bonus of each senior manager to diversity from 2005 onwards;
- Are monitoring the number of women and ethnic minorities who go through our development programmes, and it is our aim that the numbers remain constant or improve year-on-year;
- Will continue to work with our recruitment agencies to ensure that the proportion of our entry level recruits from diverse backgrounds remains constant or improves year-on-year;
- Will begin focusing on more senior levels and working with various organisations to encourage more diverse applicants.

This is how our company looks today:

Our employees by gender

Female = 58%
Male = 42%



Our employees by age

30 or under = 26%
30 to 50 = 55%
50 plus = 19%



Our employees by ethnicity*

White = 85%
Ethnic minority = 15%



*US and UK only.

The UN Global Compact

Pearson was a founder signatory of the UN Global Compact which sets out worldwide standards for the corporate sector. The nine principles of the UN Global Compact are:

Human rights:

1. Businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence; and

2. make sure that they are not complicit in human rights abuses.

Environment As a business based on ideas, our direct environmental impact is limited, but we are committed to understanding the effect we have and to setting targets for managing and reducing our impact.

Reducing our impact Where we do have a more significant impact is in the production and distribution of our books, magazines and newspapers. These products use paper and inks and are packaged for transportation around the world. We recognise that we must work with the suppliers who provide us with the paper, production services and the distribution capacity we need to get our ideas into the hands of our customers.

Our most visible environmental impact is through our use of paper and was, therefore, a particular priority for us during 2003. Following consultation with many of our paper buyers, paper suppliers and other groups, Pearson adopted a policy statement that sets out the guidelines we follow when purchasing paper. We started a programme of review visits with key suppliers and developed an approach to help us better understand the source and origin of the wood used. As part of this focus, Pearson has become a member of the WWF 95+ Group, a partnership between businesses and the conservation organisation WWF working together on the issue of responsible purchasing policy for paper. As a member of the group, Pearson will have access to information and practical guidance on responsible paper sourcing issues.

Environment Policy Our Environment Policy was adopted in 1992. It was fully rewritten in 2000 and will be further reviewed this year to reflect our increased focus on supply chain issues. The Pearson Environmental Review 2003 is published on the company website. This now covers 95 of our buildings (up from 69 in 2002) and ranges over 14 countries where we have a significant presence (12 in 2002). The environment review covered 85% of our workforce (71% in 2002).

The usage of electricity and gas per employee fell by 4% and per square metre by 8% in 2003, compared to our targeted reduction of 5%. We also met our commitment to remove all halon from buildings in our European operations by the end of 2003. The company's air travel was reduced by 17% compared to 2002.

More information on Pearson environmental impacts, targets and commitments are available at:

www.pearson.com/community/envr.htm

Labour standards and human rights Pearson spends around £2bn each year with our suppliers across the world. This places a responsibility on us to encourage our supply chain partners to share our commitments and respect for human rights.

This is not an easy task as all our companies must be sensitive to the diverse cultures in which they operate. To help clarify our priorities, Pearson became a founder signatory to the United Nations Global Compact in 2000. The Global Compact sets out a series of nine principles in the areas of labour standards, human rights and environmental management and provides companies with a framework for managing these responsibilities. Pearson interpreted these principles into a series of guidelines which we use to assess and report on our performance.

We recognise that our first responsibility is through the businesses we directly own across the world. In 2001, we introduced an annual survey of our workforce concerning labour standards and human rights to ensure that we live up to the commitments in our guidelines. The 2003 survey covers 83 business operations in 37 countries. As a result, we are confident that we meet our guidelines with regard to equal opportunities, employment conditions, dignity at work, fair pay and human rights.

Last year, we extended our survey to include our major subcontractors. We prepared the ground in 2002 by consulting with 16,000 of our suppliers around the world, to advise them of the commitments we made under the Global Compact. As key contracts came up for renewal or new contracts were negotiated, particularly those relating to paper supply, printing and distribution, we introduced contractual commitments relating to the Global Compact. These commitments are now included in many agreements. This will rise further this year.

In 2003, we began a programme of supplier visits to discuss our commitments and to review supplier performance. As a pilot, a Pearson team including the executive responsible for environmental issues and others from the Group's production departments visited a number of our printing subcontractors in China.

Labour standards:
3. Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining; and
4. the elimination of all forms of forced and compulsory labour; and
5. the effective abolition of child labour; and
6. eliminate discrimination in respect of employment and occupation.

Environment:
7. Businesses should support a precautionary approach to environmental challenges; and
8. undertake initiatives to promote greater environmental responsibility; and
9. encourage the development and diffusion of environmentally friendly technologies



The team discussed issues including health and safety, fair pay, environmental management as well as working and living conditions. Issues identified through the visits have been highlighted and are being followed up through our commercial relationships. Another production team raised similar issues in a separate visit to printers in India.

As well as looking at our own supply chain, we try to play our part in working towards an industry-wide commitment. Pearson, along with other major book publishing companies in the UK, is working to further develop industry standards and we will seek to replicate such a scheme in the US.

In addition to the direct environmental commitments outlined above we also plan a rolling programme to assess how our top printers and paper suppliers perform against our commitments under the Global Compact.

Managing our risks Managing our risks, particularly reputational risks, is very important to us. As we reported last year, we regularly review our social, environmental and ethical (SEE) risks as part of our normal risk management processes. Semi-annually each business formally reviews and reports on these risks to our group control function, who provides a regular update on SEE matters, via the audit committee, to the board.

As described, we believe we are proactively managing our SEE risks. We consider the most important to be compliance with the UN Global Compact (both for ourselves and our suppliers), the environmental impact of our products and our ethical standards.

Our 2003 risk reviews did not identify any significant issues that the Group was not managing.

We pride ourselves on the integrity and quality of our journalistic reporting. In the light of recent well documented failings in journalistic standards and reporting elsewhere, we paid special attention to our ethical procedures and code of conduct to ensure they are of the highest possible standards. Specifically the FT editorial team has reviewed and reissued all its policies and procedures covering journalistic standards of conduct to ensure compliance with PCC guidelines and best practice.

Rating our performance In 2003 we participated in a range of industry wide performance surveys.

Dow Jones rated Pearson as media sector leader for the second year in both the DJSI World Index for corporate sustainability and the DJSI STOXX index of European sustainable investments. EIRIS (the Ethical Investment Research Service) considered that our environmental policy and management systems were good but felt that further improvement in our performance and reporting was possible. We will address this in 2004. Pearson was recognised as a Top 100 company in the Business in Community CR Index.

Pearson submitted a Communication on Progress to the UN. This annual report describes our performance against the nine principles that form the Global Compact.

View in full at:
www.pearson.com/community/ethics/progresscommunication.htm

How others rated our performance in 2003
Dow Jones DJSI World Index for corporate sustainability in media sector: Leader
Dow Jones DJSI STOXX Index of European sustainable investments in Media sector: Leader
FTSE4 Good: Member
Business in the Community CR Index: Top 100 company



Getting stronger



Getting stronger

Operating and financial review



Rona Fairhead Chief financial officer

We've set ourselves the goal of achieving annual progress on earnings, cash and return on invested capital. We made good progress in tough markets in 2003, and you can see how we performed against each of our measures on the facing page.

2003 overview

In 2003 our sales declined by 4%. Our book businesses performed very strongly but could not make up for the absence of the one-off TSA contract, which contributed some £250m to our sales in 2002, and tough trading conditions for our advertising and technology-related businesses. We mitigated the impact of the £272m sales decline with significant cost reductions, so that operating profit was £3m lower at £490m and profit before tax improved to £410m (£399m in 2002). Our operating margins improved from 11.4% to 12.1%, helping adjusted earnings per share to grow to 32.0p, an increase of 6%.

On a statutory basis, we reported a profit before tax for the year of £152m (a £25m loss in 2002) and generated earnings per share of 6.9p (a loss per share of 13.9p in 2002). Our net borrowings were a further 3% lower, ending the year at £1,361m.

Looking ahead

We are expecting further underlying progress on earnings, cash and returns this year, despite a weak adoption calendar for our school business and investments we are making to support organic growth. Looking further ahead to 2005 and beyond, we expect our performance on all three financial goals to accelerate, with the strengthening of the US School industry, $1bn of contract wins in 2003 and lower costs in our advertising and technology-related businesses.

Earnings, cash and returns are the bedrock of incentive plans throughout Pearson. The annual bonuses of our directors and our senior managers are based either directly on these three measures or on the elements of them which they control. For example, targets for our businesses and managers include underlying sales growth and trading margin – which are key drivers of adjusted earnings per share – as well as cash conversion and working capital – which underpin progress on cash flow and return on invested capital.

Our financial goals

Adjusted earnings per share


03
32.0p
02
30.3p 54.2¢
01
21.4p 38.3¢

The measure We report our adjusted earnings per share (eps) after restructuring charges relating to our continuing businesses. These charges are reported within the operating results of our businesses, and included £20m in 2003 relating to the integration of our book publishing operations in Australia, Canada and the UK.

We exclude from our calculation of adjusted eps the non-cash goodwill charge, costs relating to the integration of major acquisitions and other non operating items. In 2003, we reported a goodwill charge of £264m (down from £340m in 2002), a non operating gain of £6m and no integration costs. This compares with a non operating loss of £37m and integration costs of £10m in 2002.

Our progress In 2003 we increased our adjusted eps by 6% (or 11% at constant currency).

In 2004, we expect to show further earnings growth in constant currency as good progress in the FT Group and further cost savings help us to offset the weaker dollar and a slow year for the US School publishing industry.

Looking further ahead, we expect a sharp acceleration in our earnings growth in 2005 and beyond as a rebound in the US School adoption cycle and a potential recovery in our cyclical advertising businesses combine with the cost reductions we've been making for the past three years.

Free cash flow


Total free cash flow
Operating free cash flow
03
£192m
£210m $376m
02
£215m $385m
£305m $546m
01
£140m $251m
£236m $422m

The measure Free cash flow is the measure of the cash that is available from our business operations, after the payment of interest and tax, for distribution to shareholders in the form of dividends or for reinvestment to grow our business. We monitor both operating free cash flow, which measures the cash performance of our businesses, and total free cash flow, which includes tax and finance charges and any non operating items.

We exclude proceeds of disposals and the cost of acquisitions from both these calculations.

Our progress Operating free cash flow was £210m (£305m in 2002) and free cash flow was £192m (£215m in 2002). Two major factors, both timing-related, masked an otherwise strong performance. Penguin's publishing schedule was particularly concentrated in the fourth quarter, pushing collections into 2004, and the TSA has not yet paid some $151m relating to the 2002 contract.

We expect our free cash flow to be ahead in 2004. Looking further ahead, we expect steady progress in cash generation.

Return on invested capital


03
6.3%
02
6.0%
01
4.6%

The measure Return on invested capital is our operating profit less tax expressed as a percentage of gross invested capital. Over the past few years, the transformation of Pearson has significantly increased the capital invested in the business (in the form of goodwill associated with acquisitions) and required substantial cash investment to integrate those acquisitions. With our portfolio largely in the shape we want, our goal is to meet and then exceed our cost of capital which is approximately 7.5%–8.0%.

Our progress Return on invested capital (ROIC) rose from 6.0% in 2002 to 6.3% in 2003. On this measure we were helped by currency movements – stripping out the exchange rate benefit our ROIC would have been 6.1%. We expect ROIC to be the toughest measure to improve in 2004, but expect significant progress in 2005 and 2006.

Note: Adjusted figures are presented as additional measures of business performance. They are stated before goodwill, integration costs and non operating items. Goodwill is amortised over no more than 20 years. Business performance measures are non-GAAP measures for UK reporting. Reconciliations of operating profit, adjusted earnings per share and operating free cash flow to the equivalent statutory heading under UK GAAP are included in notes 2, 9 and 27.

Pearson Education

Taking share in school and college publishing

Educating 100 million people every year, we are the world's leading publisher of textbooks and electronic learning tools for students of all ages from pre-school to college and on into their professional lives. We are the world's leading company in testing students and professionals and in software that helps teachers teach and schools to manage information about student performance. We provide all these products both in the US and around the world, where we are also the world's leading publisher of English language teaching materials.

Sales

03	[illegible]	$4,387m
02	£2,756m	$4,933m
01	£2,604m	$4,661m
00	£2,090m	$3,741m
99	£1,725m	$3,088m

Operating profit

03	[illegible]	$560m
02	£326m	$584m
01	£274m	$490m
00	£237m	$424m
99	£254m	$455m

Sales at Pearson Education were 6% lower than in 2002, as good growth in our School and Higher Education businesses could not fill the gap left by the absence of the £250m TSA contract. Profits were 2% lower, as progress in School and Higher Education largely offset a 51% decline in our Professional operations. Margins improved as we benefited from sales growth, operating efficiencies and the 2002 disposal of FT Knowledge.

In our School business, sales were 1% higher and operating profits up 13%. In the US, our textbook publishing business grew 2% as our basal imprints, Pearson Scott Foresman and Pearson Prentice Hall, increased revenues by 4% against basal market growth of some 1%. Our new elementary social studies programme took a market share of more than 50% in adoption states, helping Pearson to take the leading position in new adoptions with a share of approximately 29%.



Peter Jovanovich Chief executive, Pearson Education

Sales at our supplemental publishing business were lower than in 2002 as we discontinued some unprofitable product lines and were affected by industry-wide weakness in state budgets. Although the same pressures reduced sales at our School digital learning business, strong cost management enabled it to return to a small profit. In School testing 2003 revenues were a little ahead of the previous year and we won more than $300m worth of new multi-year contracts which will boost sales from 2005, when the Federal Government's No Child Left Behind accountability measures become mandatory.

Outside the US, revenues were up 7% with good growth in English Language Teaching and in our School publishing operations in Hong Kong, South Africa, the UK and the Middle East. Our UK testing business, London Qualifications, contributed revenues of £89m.

Our Higher Education business increased revenues by 6% and operating profits by 11%. In the US the Higher Education publishing business grew its revenues by 6%. Excluding

Sales	2003 £m	2003 $m	2002 £m	2002 $m	Change – underlying %	Change – constant currency %	Change – headline %
School	**1,176**	***2,105***	1,151	*2,060*	1	8	2
Higher Education	**772**	***1,382***	775	*1,387*	6	6	0
Professional	**503**	***900***	784	*1,403*	(30)	(32)	(36)
FT Knowledge	–	–	46	83	–	–	–
Pearson Education	**2,451**	***4,387***	2,756	*4,933*	(6)	(5)	(11)

Operating profit	2003 £m	2003 $m	2002 £m	2002 $m	Change – underlying %	Change – constant currency %	Change – headline %
School	**127**	***227***	115	*206*	13	17	10
Higher Education	**148**	***265***	142	*254*	11	11	4
Professional	**38**	***68***	81	*145*	(51)	(52)	(53)
FT Knowledge	–	–	(12)	*(21)*	–	–	–
Pearson Education	**313**	***560***	326	*584*	(2)	2	(4)

Pearson, the market grew by 3%. This comes on top of 14% revenue growth in 2002 and marks our fifth straight year of market share gains. Though industry growth slowed a little in 2003, the long-term fundamentals of growing enrolments, a boom in community colleges and a strong demand for post-secondary qualifications more than offset the impact of state budget weaknesses and rising tuition fees.

Our business benefited from a strong schedule of first editions including Faigley's *Penguin Handbook* in English Composition, Wood & Wood's *Mastering World Psychology* and Jones & Wood's *Created Equal* in American History. The use of technology continues to distinguish our learning programmes, with almost one million students now following their courses through our paid-for online sites, an increase of 30% on last year, and a further 1.4 million using our free online services. Our market-leading custom publishing business, which creates personalised textbooks and online packages for individual professors and faculties, grew revenues by 35%, with sales exceeding $100m for the first time.

Outside the US, our Higher Education imprints grew 7%, helped by strong growth in key markets including Europe and Canada, solid local publishing and the introduction of our custom publishing model.

Revenues and profits were significantly lower in our Professional business, caused by both the absence of the TSA contract and the associated close-out costs. The $151m receivable from the TSA remains outstanding and we are discussing with the TSA the post-contract audit and payment. We expect this process to be completed in 2004, and that we will receive payment of the amount due, although the timing of the receipt remains uncertain.

TSA apart, our Government Solutions business grew by 39%, benefiting from new contracts with the Department of Health and the USAC. The Professional Testing business won more than $600m of new long-term contracts. These include testing learner drivers for the UK's Driving Standards Agency, business school applicants for the Graduate Management Admissions Test and securities professionals for the National Association of Securities Dealers.

Our worldwide technology publishing operations maintained margins despite a 12% drop in revenues. After a severe three-year technology recession, in which our publishing revenues have fallen by 36%, the rate of decline now appears to be slowing, particularly in the US.

The Financial Times Group

Increasing profits despite weak advertising markets

The FT Group includes many of the world's most respected business information brands. Through the leading global business newspaper and online service, the pre-eminent national titles in many countries and a trusted provider of financial data and analysis, we reach a worldwide audience of 10 million people every day.

Sales	
03	£757m *$1,355m*
02	£726m *$1,300m*
01	£801m *$1,434m*
00	£844m *$1,511m*
99	£687m *$1,230m*

Operating profit	
03	£86m *$154m*
02	£80m *$143m*
01	£72m *$129m*
00	£98m *$175m*
99	£114m *$204m*

The Financial Times Group increased profits by 8% despite a 3% revenue decline as Interactive Data (IDC), our asset pricing business, posted an 18% profit increase. For our business newspapers, 2003 was the third year of a savage corporate advertising recession which has seen advertising volumes at the *Financial Times* fall almost two-thirds since their peak in 2000. Over the same period, we have reduced the FT's cost base by more than £100m.

Losses at the *Financial Times* were £9m higher than in 2002 as advertising revenues fell by £23m and we invested some £10m in the newspaper's continued expansion around the world. Advertising revenues were down 15% as industry conditions remained tough for the FT's key advertising categories of corporate finance, technology and business-to-business. The advertising declines were significantly worse immediately before and during the war in Iraq, but the rate of decline began to narrow towards the end of the year, helped by growth in US, online and recruitment advertising. The newspaper's circulation in the six months to January 2004 was 433,000, 4% lower than in the same period last year, although FT.com's subscribers are some 50% higher at 74,000. The launch of our Asia edition in September completed the FT's global network of four regional newspaper editions, backed up by a single editorial, commercial and technology infrastructure and by FT.com.



Olivier Fleurot Chief executive officer, The Financial Times Group

Sales	2003 £m	*2003 $m*	2002 £m	*2002 $m*	Change – underlying %	Change – constant currency %	Change – headline %
Financial Times	**203**	***363***	224	*401*	(9)	(9)	(9)
Other FT publishing	**112**	***200***	105	*188*	(7)	0	7
Recoletos	**169**	***303***	148	*265*	4	4	14
IDC	**273**	***489***	249	*446*	2	15	10
Total	**757**	***1,355***	726	*1,300*	(3)	3	4

Operating profit/(loss)	2003 £m	*2003 $m*	2002 £m	*2002 $m*	Change – underlying %	Change – constant currency %	Change – headline %
Financial Times	**(32)**	***(57)***	(23)	*(41)*	(37)	(37)	(39)
Other FT publishing	**6**	***11***	10	*18*	(42)	(45)	(40)
Associates & Joint Ventures	**3**	***5***	(6)	*(11)*	–	–	–
Recoletos	**28**	***50***	29	*52*	(11)	(11)	(3)
IDC	**81**	***145***	70	*125*	18	24	16
Total	**86**	***154***	80	*143*	8	13	8

Profits at *Les Echos* were behind last year, reflecting continuing declines in advertising revenues and investment in the newspaper's relaunch. Average circulation for the year was down 4% to 116,400, but the September relaunch generated a positive response, with newsstand sales in the final quarter up 4% against a market decline of 6%. Despite a continued decline in the advertising market, FT Business posted profit growth, due to tight cost management.

The FT's associates and joint ventures returned to profit (£6m loss in 2002) with good progress at *FT Deutschland*, our joint venture with Gruner + Jahr, and at the Economist Group, in which Pearson owns a 50% interest. *FT Deutschland's* average circulation for 2003 was 92,000, an increase of 9% on the previous year and advertising revenues increased in a declining market. The Economist Group increased its operating profit despite further revenue declines, reflecting additional measures to reduce costs. *The Economist's* circulation growth continued, with average weekly circulation 3% higher at 908,000.

Revenues at Recoletos (Bolsa Madrid: REC), our 79%-owned Spanish media group, were up 4% as its consumer titles including sports newspaper *Marca* performed strongly, more than offsetting further advertising revenue decline at business newspaper *Expansión*. Profits were 11% lower as Recoletos invested in existing and new titles. Average circulation at *Marca* increased 3% to 391,000, and at *Expansión* fell 3% to 46,000.

Interactive Data Corporation (NYSE: IDC), our 61%-owned asset pricing business, grew its underlying revenues in a declining market for the fourth consecutive year. Revenues increased by 2% and profits by 18%, despite continuing weakness in the market for financial services as institutions focused on containing costs. It was helped by strong institutional renewal rates, which continue to run at more than 95%, the addition of new asset classes to its core pricing services, and the successful launch of our Fair Value Pricing service, which is now installed in 35 leading institutions. IDC continued to extend its range of services through new products such as e-Finance Solutions, enhancements of existing products such as BondEdge and eSignal and bolt-on acquisitions including Comstock, a real-time financial data service, and Hyperfeed Technologies.

The Penguin Group

Breaking records with strongest ever publishing

Penguin is the most famous name in book publishing and a leader in all of the world's major English language markets. We publish some 3,500 books every year, for adults and children, in fiction and non-fiction, from timeless classics to the hottest bestsellers.

Sales	
03	£840m *$1,504m*
02	£838m *$1,500m*
01	£820m *$1,468m*
00	£755m *$1,351m*
99	£565m *$1,011m*

Operating profit	
03	£91m *$163m*
02	£87m *$156m*
01	£80m *$143m*
00	£79m *$141m*
99	£65m *$116m*

Penguin increased revenues and profits by 2%. In the US, our largest market, accounting for around two-thirds of sales, our best ever schedule of new titles enabled Penguin to grow ahead of the industry despite tough conditions for backlist publishing. In the UK our backlist performed well, helped by the relaunch of Penguin Classics and the BBC's *The Big Read.*

Penguin's best-selling books included:

> Sue Monk Kidd's debut novel *The Secret Life of Bees* (2.3 million copies sold)
> John Steinbeck's *East of Eden* (1.5 million)
> Al Franken's *Lies and the Lying Liars Who Tell Them* (1.1 million)
> Scott Berg's *Kate Remembered* (0.5 million)
> Paul Burrell's *A Royal Duty* (0.9 million)
> Madonna's *The English Roses* and *Mr Peabody's Apples* (1.2 million) and
> Michael Moore's *Stupid White Men* (0.8 million).

Dorling Kindersley faced a tough backlist market but benefited from three major new titles:
> *America 24/7*
> Tom Peters' *Re-Imagine!* and
> *e-Encyclopaedia* published in association with Google™.

We increased spending on authors' advances as we invested in a number of new imprints including Portfolio (business books), Gotham (non-fiction), and The Penguin Press (non-fiction), which has already signed over 90 authors, including Alexandra Fuller,

Sales	2003 £m	2003 $m	2002 £m	2002 $m	Change – underlying %	Change – constant currency %	Change – headline %
	840	***1,504***	838	*1,500*	2	4	0

Operating profit	2003 £m	2003 $m	2002 £m	2002 $m	Change – underlying %	Change – constant currency %	Change – headline %
	91	***163***	87	*156*	2	8	5

Note At the beginning of 2003 we transferred our Alpha consumer technology publishing business from Pearson Education's Professional division to Penguin. Our calculation of Penguin's underlying growth includes Alpha for both 2002 and 2003.

Ron Chernow and John Berendt. We signed new multi-book deals with a number of our most successful authors including Catherine Coulter and Nora Roberts, whose books have spent a total of 71 weeks at number one on the *New York Times* bestseller list.



John Makinson Chairman and Chief executive, Penguin Group

In the year ahead we will also be investing in channel initiatives to build the Penguin and DK brands and to reach new consumers. These include Penguin TV, which will commission non-fiction and children's programmes based on DK and Penguin books, and a pilot direct selling programme in the US.

Pearson is the world's largest book publisher and last year we continued to integrate our book publishing operations around the world. In Australia and Canada, the first two markets where we combined Penguin and Pearson Education into one company, profits were up 17% and 12% respectively. In the UK, we have moved the two businesses to a single shared warehousing and distribution centre and in the US we have begun to consolidate central functions. The costs of these integration moves were absorbed in the operating profits of Pearson Education and Penguin in 2002 and 2003, and we continue to expect them to deliver some £20m of annual cost savings from 2005.

Financial review

Profit before tax In 2003 we report a profit before tax of £152m against a loss of £25m in 2002 as acquisition integration charges ceased and the goodwill amortisation charge reduced.

Goodwill amortisation Goodwill is a balance sheet item which represents the difference between the price paid for acquisitions and the fair value of the assets acquired. Pearson amortises goodwill to the profit and loss account over whichever is the shorter of the estimated useful life of the acquisition and a period of 20 years. The goodwill amortisation charge fell by £66m last year to £264m, mainly due to Family Education Network and CBS Marketwatch, where the final amortisation charges were incurred in the first half of 2003.

Goodwill impairment Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable. In 2003 no impairment charges were necessary.

Integration costs Integration costs are the one-off costs of integrating significant recent acquisitions into our existing businesses. The last of these significant acquisitions occurred in 2000 and the final costs of integration were incurred in 2002. In 2003 there were no integration charges and all other restructuring and related costs have been expensed through the profit and loss account as part of the ongoing operations of our businesses.

Non operating items Non operating items relate to gains and losses on the sale or closure of businesses and on the sale of fixed assets. In 2003 we had an overall profit on non operating items of £6m, mainly relating to the sale of an associate investment in Unidesa by Recoletos.

Interest Net operating interest fell by £14m to £80m, with average net debt decreasing by £157m. Interest was further reduced by the effect of a general fall in interest rates during the year. The weighted average three month LIBOR rate, reflecting the Group's borrowings in US dollars, euros, and sterling, fell by 75 basis points, or 0.75%. The impact of these falls was dampened by our treasury policy of having 40%–65% of net debt at fixed interest rates. As a result, the Group's net interest rate payable averaged approximately 4.6%, improving from 5.0% in the previous year.

Taxation The tax charge for the year was £75m. As in previous years, this high rate of tax has come about mainly because there is only very limited tax relief available for the goodwill amortisation charged in the accounts. The total tax charge of £75m includes credits of £56m relating to prior year items; these reflect a combination of settlements with Revenue authorities and changes to deferred tax balances.

The tax rate on adjusted earnings fell from 32.8% in 2002 to 31.2% in 2003. This decline reflects the factors above, the impact of the dollar exchange rate, and a more favourable mix of profits between higher and lower tax rate jurisdictions.

Minority interests Minority interests include a 39% minority share in IDC and a 21% minority share in Recoletos.

Dividends The dividend payment of £192m which we are recommending in respect of 2003 represents 24.2p per share – a 3.4% increase on 2002. The dividend is covered 1.3 times by adjusted earnings, and 1.1 times by operating free cash flow. The company seeks to maintain a balance between the requirements of our shareholders, including our many private shareholders, for a rising stream of dividend income and the reinvestment opportunities that we see across the Group. This balance has been expressed in recent years as a commitment to increase our annual dividend faster than the prevailing rate of inflation while progressively reinvesting a higher proportion of our distributable earnings in our business.

Pensions Pearson operates a variety of pension schemes. Our UK fund is by far the largest and we also have some smaller defined benefit funds in the US and Canada. Outside the UK, most of our people operate 401K (essentially defined contribution) plans. Our most recent full valuation of the UK Pension Fund was in 2001 and the next full valuation will be completed during 2004. The pension funding level is kept under regular review by the company and the Fund trustees. After an informal indication in 2002, and taking account of current stock market conditions, the company increased contributions by £5m to £25m in 2003 and has taken an additional £6m charge to the profit and loss account, ahead of the full valuation in 2004. The additional contributions were designed to keep the scheme fully funded and bridge the gap between the 2001 valuation and current expectations.

Summary financial statement This summary financial statement, including the summary directors' report, was approved by the board on 27 February 2004. It does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Pearson Group. For further information, the annual report of Pearson plc should be consulted. If you have not received the full annual report, but wish to do so, please return the request form attached to your proxy form for the annual general meeting. If, however, you are happy to receive the summary report only (which does include a summary financial statement) you need take no action. The auditors have issued an unqualified report on the financial statements containing no statement under sections 237(2) or 237(3) of the Companies Act 1985.



Governance and financial statements


2003 →
PEARSON

Profit and loss account
year ended 31 December 2003

All figures in £ millions	Results from operations 2003	Other items 2003	Total 2003	Results from operations 2002	Other items 2002	Total 2002
Sales	4,048	–	4,048	4,320	–	4,320
Total operating profit	490	(264)	226	493	(350)	143
Non operating items	–	6	6	–	(37)	(37)
Net finance costs	(80)	–	(80)	(94)	(37)	(131)
Profit/(loss) before taxation	410	(258)	152	399	(424)	(25)
Taxation	(128)	53	(75)	(131)	67	(64)
Profit/(loss) after taxation	282	(205)	77	268	(357)	(89)
Equity minority interests	(28)	6	(22)	(27)	5	(22)
Profit/(loss) for the financial year	254	(199)	55	241	(352)	(111)
Dividends on equity shares			(192)			(187)
Loss retained			(137)			(298)
Adjusted earnings per share			32.0p			30.3p
Basic earnings/(loss) per share			6.9p			(13.9)p
Diluted earnings/(loss) per share			6.9p			(13.9)p
Dividends per share			24.2p			23.4p

Cash flow statement
year ended 31 December 2003

All figures in £ millions	2003	2002
Operating profit*	490	493
Working capital and other operating movements	(181)	(36)
Net operating expenditure on fixed assets	11	(2)
Operating cash flow	320	455
Integration costs	(8)	(44)
Interest, taxation and dividends	(327)	(378)
Net movement of funds from operations	(15)	33
Acquisitions and disposals	(60)	806
Other non operating movements including new equity	5	1
Net movement of funds	(70)	840
Net debt at beginning of the year	(1,408)	(2,379)
Exchange differences on net debt	117	131
Net debt at end of the year	(1,361)	(1,408)

* Before goodwill amortisation and integration costs. Net debt excludes finance leases.

Balance sheet
as at 31 December 2003

All figures in £ millions	2003	2002
Intangible assets	3,260	3,610
Other fixed assets	612	700
Current assets	2,523	2,542
Creditors – amounts falling due within one year	(1,704)	(1,363)
Net current assets	819	1,179
Total assets less current liabilities	4,691	5,489
Creditors – amounts falling due after more than one year	(1,392)	(1,794)
Provisions for liabilities and charges	(152)	(165)
Net assets	3,147	3,530
Equity shareholders' funds	2,952	3,338
Equity minority interests	195	192
	3,147	3,530

The financial statements were approved by the board of directors on 27 February 2004 and signed on its behalf by Dennis Stevenson and Rona Fairhead.

Independent auditors' statement to the members of Pearson plc

We have examined the summary financial statement of Pearson plc.

Respective responsibilities of directors and auditors – The directors are responsible for preparing the Pearson annual review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Pearson annual review with the annual financial statements, the directors' report and the report on directors' remuneration, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Pearson annual review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for, the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose.

We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion – We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion – In our opinion the summary financial statement is consistent with the annual financial statements, the directors' report and the report on directors' remuneration of Pearson plc for the year ended 31 December 2003 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP – Chartered Accountants and Registered Auditors
London, 27 February 2004

Summary directors' report

The full directors' report is set out on pages 49 to 54 of the annual report of Pearson plc. Details of the businesses, the development of the Group and its subsidiaries and likely future developments are given on pages 12 to 40 of the annual report and on pages 12 to 40 of this summary review and financial statement.

Results and dividend – The profit for the financial year ended 31 December 2003 was £55m (2002: £111m loss). The loss retained for the year was £137m (2002: £298m loss) and has been transferred to reserves. A final dividend of 14.8p per share is recommended for the year ended 31 December 2003. This, together with the interim dividend already paid, makes a total for the year of 24.2p (2002: 23.4p). The final dividend will be paid on 7 May 2004 to shareholders on the register at the close of business on 13 April 2004, the record date.

Directors – The present members of the board, together with their biographical details, are shown on page 50. Four directors, Dennis Stevenson, John Makinson, Reuben Mark and Vernon Sankey will retire by rotation at the AGM on 30 April 2004 and will stand for re-election. Vernon Sankey and Reuben Mark as non-executive directors of the company, do not have service contracts.

Corporate governance – The full directors' report, including the report on directors' remuneration which has been considered and adopted by the board, is contained in the annual report, copies of which are obtainable from the company. These reports describe how the company has applied the principles and complied with the provisions of the Combined Code on corporate governance, as well as giving reasons for any non-compliance. The company also complies with the best practice provisions on remuneration matters prescribed in Schedule A of the Combined Code on corporate governance, and has done so throughout the year ended 31 December 2003. The tables on page 48 and 49 give information on directors' remuneration, pension positions and interests in Pearson shares.

For the full directors' report go to pearson annual report 2003 at www.pearson.com.

Annual general meeting (AGM) – The notice convening the AGM to be held at 12 noon on Friday, 30 April 2004 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, is contained in a circular to shareholders to be dated 25 March 2004.

Philip Hoffman – secretary
27 February 2004

Summary report on directors' remuneration

This is a summary of the full report on directors' remuneration as set out on pages 55 to 69 of the Annual Report 2003.

The personnel committee

Reuben Mark chairs the personnel committee; the other members of the committee during 2003 were Terry Burns and Rana Talwar. All three members of the committee are independent non-executive directors. All members attended all five meetings of the committee held during 2003.

Remuneration policy

Pearson seeks to generate a performance culture by developing programmes that support its business goals and rewarding their achievement. It is the company's policy that total remuneration (base compensation plus short-term and long-term incentives) should reward both short and long-term results, delivering competitive rewards for target performance, but outstanding rewards for exceptional company performance.

The company's policy is that base compensation should provide the appropriate rate of remuneration for the job, taking into account relevant recruitment markets and business sectors and geographic regions. Benefit programmes should ensure that Pearson retains a competitive recruiting advantage.

Share ownership is encouraged throughout the company. Equity-based reward programmes align the interests of directors, and employees in general, with those of shareholders by linking rewards with Pearson's financial success.

Performance

We set out below Pearson's total shareholder return relative to the FTSE All-Share index (of which Pearson is a constituent) on an annual basis over the five-year period 1998 to 2003. We have chosen this index on the basis that it is a recognisable reference point and appropriate comparator for the majority of our investors.

Total shareholder return


Pearson
FTSE All-Share
200
175
150
125
100
75
50
25
0
99
00
01
02
03

Remuneration

Total remuneration is made up of fixed and performance-linked elements. Consistent with its policy, the committee places considerable emphasis on the performance-linked elements i.e. annual bonus, bonus share matching and long-term incentives.

Base salary

Our policy is that the base salaries of the executive directors should be competitive with those of directors and executives in similar positions in comparable companies. We use a range of companies of comparable size and global reach in different sectors including the media sector in the UK and selected media companies in North America to make this comparison. We use these companies because they represent the wider executive talent pool from which we might expect to recruit externally and the pay market to which we might be vulnerable if our salaries were not competitive.

Our policy is to review salaries annually.

Other emoluments

It is the company's policy that its benefit programmes should be competitive in the context of the local labour market, but as an international company we recognise the requirements, circumstances and mobility of individual executives.

Annual bonus

The committee establishes the annual bonus plans for the executive directors, chief executives of the company's principal operating companies and other members of the Pearson Management Committee, including performance measures and targets and the amount of bonus that can be earned.

The performance targets relate to the company's main drivers of business performance at both the corporate and operating company level. Performance is measured separately for each item.

Although at the date of publication of this report no decisions had been made, for 2004 the performance measures for Pearson plc are likely to be drawn from those in previous years, namely growth in underlying sales and adjusted earnings per share, operating cash conversion and working capital as a ratio to sales, and return on invested capital. For subsequent years, the measures will be set at the time.

Following the committee's review of executive remuneration and the increase in annual bonus opportunities described to shareholders in the 2003 report, for 2004 the target annual bonus opportunity for executive directors and other members of the Pearson Management Committee is 75% of salary. Individuals may receive up to twice their target bonus (i.e. a maximum of 150% of salary) based on performance in excess of target.

The committee may award individual discretionary bonuses.

Actual pay-outs for 2003 averaged 31% of salary.

Bonus share matching

The company encourages executive directors and other senior executives to hold Pearson shares.

The annual bonus share matching plan permits executive directors and senior executives around the company to invest up to 50% of any after tax annual bonus in Pearson shares. If these shares are held and the company's adjusted earnings per share increase in real terms by at least 3% per annum, the company will match them on a gross basis of one share for every two held after three years, and another one for two originally held (i.e. a total of one-for-one) after five years.

Summary report on directors' remuneration continued

Long-term incentives
Executive directors, senior and other executives and managers are eligible to participate in Pearson's long-term incentive plan introduced in 2001. The plan consists of two parts: stock options and/or restricted stock. The aim is to give the committee a range of tools with which to link corporate performance to management's long-term reward in a flexible way. The principles underlying it are as follows:

› the committee uses an accepted economic valuation model to determine the impact of any performance conditions and calculate the relative value of both stock options and restricted stock;

› based on these values, the committee establishes guidelines each year for the expected value of awards i.e. their net present value after taking into account all the conditions and in particular, the probability that any performance conditions will be met;

› the maximum expected value of awards for executive directors is based on an assessment of market practice for comparable companies. Current policy is for annual long-term incentive awards with maximum expected values of 300% of salary for the CEO and 200% of salary for the other executive directors. Actual awards for 2003 were below these maximum policy levels;

› no more than 10% of Pearson equity will be issued, or be capable of being issued, under all Pearson's share plans in any 10-year period commencing in January 1997;

› awards of restricted stock are satisfied using existing shares.

Service agreements
Executive directors have rolling service agreements with one or more group companies. Other than by termination in accordance with the terms of these agreements, employment continues until retirement.

In accordance with policy, with the exception of Peter Jovanovich, all executive directors have service agreements under which the company may terminate these agreements by giving 12 months' notice and which specify the compensation payable by way of liquidated damages in circumstances where the company terminates the agreements without notice or cause. We feel that these notice periods and provisions for liquidated damages are adequate, but not excessive, compensation for loss of office.

In the case of Peter Jovanovich, his service agreement provides for compensation on termination of employment by the company without cause of 200% of annual salary plus target bonus reflecting US employment practice and the terms agreed with him in October 2000 before his appointment as a director of the company.

In 2003, the chairman of the board wrote to institutional investors on the matter of Peter Jovanovich's severance terms. He said that we were completely supportive of 12 months being the longest period of notice in directors' contracts. We intend that after a further period this arrangement will fall in line with those for the other executive directors. Discussions with Peter Jovanovich have been held up by his absence on ill-health grounds, but will resume on his return.

Directors' remuneration was as follows:

	2003 Salaries/ fees £000	2003 Bonus £000	2003 Other† £000	2003 Total £000	2002* Total £000
Chairman					
Dennis Stevenson	275	–	–	275	275
Executive directors					
Marjorie Scardino	625	200	54	879	852
David Bell	360	115	16	491	487
Rona Fairhead (appointed 1 June 2002)	363	116	14	493	496
Peter Jovanovich (appointed 1 June 2002)	530	156	9	695	978
John Makinson	450	127	232	809	855
Non-executive directors					
Terry Burns	35	–	–	35	35
Patrick Cescau (appointed 1 April 2002)	35	–	–	35	26
Reuben Mark	47	–	–	47	47
Vernon Sankey	40	–	–	40	40
Rana Talwar	35	–	–	35	35
Total	2,795	714	325	3,834	4,126
Total 2002	2,230	1,053	240	–	4,126

† Other emoluments exclude pension contributions and include £37,030 in respect of housing costs for Marjorie Scardino and a location and market premium of £206,586 for John Makinson.

*Includes remuneration for Rona Fairhead and Peter Jovanovich prior to their appointment as directors on 1 June 2002.

Summary report on directors' interests

The interests of directors were as follows:

	Ordinary shares at 1 Jan 03	Ordinary shares at 31 Dec 03	Restricted shares at 1 Jan 03	Restricted shares at 31 Dec 03	Share options 1 Jan 03	Share options 31 Dec 03
Dennis Stevenson	161,894	163,268	–	–	2,512	2,512
Marjorie Scardino	86,121	93,733	532,571	643,566	574,953	540,194
David Bell	50,939	56,492	233,313	326,095	199,430	181,188
Terry Burns	1,712	3,133	–	–	–	–
Patrick Cescau	0	0	–	–	–	–
Rona Fairhead	560	9,622	165,611	279,594	60,000	60,000
Peter Jovanovich	54,986	56,450	365,818	453,587	493,252	459,724
John Makinson	29,333	39,214	299,634	393,894	426,951	409,773
Reuben Mark	11,837	13,561	–	–	–	–
Vernon Sankey	1,666	2,992	–	–	–	–
Rana Talwar	5,935	4,346	–	–	–	–

Note 1 Ordinary shares includes both ordinary shares listed on the London Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. The figures include both shares and ADRs acquired by individuals under the annual bonus share matching plan.

Note 2 Restricted shares comprise awards made under the reward, annual bonus share matching and long-term incentive plans. The number of shares shown represents the maximum number of shares that may vest, subject to any performance conditions being met.

Note 3 Executive directors of the company, as possible beneficiaries, are also deemed to be interested in the Pearson Employee Share Trust and the Pearson Employee Share Ownership Trust, the trustees of which held 206,769 and 7,371,290 Pearson ordinary shares of 25p each respectively at 31 December 2003 and also at 1 March 2004.

Note 4 With effect from 1 March 2004, Marjorie Scardino will be deemed to be interested in a further number of shares under her unfunded pension arrangement.

Note 5 At 31 December 2003, Marjorie Scardino, John Makinson and David Bell each held 1,000 shares in Recoletos Grupo de Comunicación S.A. Dennis Stevenson held 8,660 shares. John Makinson held 1,000 shares in Interactive Data Corporation.

Board of directors

Chairman

Dennis Stevenson•▲ – chairman, aged 58, was appointed a non-executive director of Pearson in 1986 and became chairman in 1997. He is also chairman of HBOS plc and a non-executive director of Manpower Inc. in the US.

Executive directors

Marjorie Scardino• – chief executive, aged 57, joined the Pearson board in January 1997. She trained and practised as a lawyer, and was chief executive of The Economist Group from 1993 until joining Pearson. She is also a non-executive director of Nokia Corporation.

David Bell• – director for people, aged 57, became a director of Pearson in March 1996. He is chairman of the Financial Times Group, having been chief executive of the Financial Times from 1993 to 1998. In July 1998 he was appointed Pearson's director for people with responsibility for the recruitment, motivation, development and reward of employees across the Pearson Group. He is also a non-executive director of VITEC Group plc and chairman of the International Youth Foundation.

John Makinson• – chairman and chief executive officer of The Penguin Group, aged 49, joined the Pearson board in March 1996 and was finance director until June 2002. From 1994 to 1996 he was managing director of the Financial Times, and prior to that he founded and managed the investor relations firm Makinson Cowell. He was appointed chairman of The Penguin Group in May 2001. He is also chairman of Interactive Data Corporation in the US and a non-executive director of George Weston Limited in Canada.

Rona Fairhead▲• – chief financial officer, aged 42, joined the Pearson board and became chief financial officer in June 2002. She also served as deputy finance director from October 2001. From 1996 until 2001, she worked at ICI, where she served as executive vice president, group control and strategy. Prior to that, she worked for Bombardier Inc. in finance, strategy and operational roles. She is also a non-executive director of HSBC Holdings plc, and of Harvard Business School Publishing in the US.

Peter Jovanovich• – chief executive of Pearson Education, aged 55, joined the Pearson board in June 2002. He became chief executive of Pearson Education in 1998. Prior to this he was president of the McGraw-Hill Educational and Professional Group and chairman and CEO of Harcourt Brace Jovanovich. He also serves on the boards of the Association of American Publishers and the Alfred Harcourt Foundation.

Non-executive directors

Terry Burns*†• – aged 59, was the UK government's chief economic adviser from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is non-executive chairman of Abbey National plc and Glas Cymru Limited, and a non-executive director of The British Land Company PLC. He was appointed a non-executive director of Pearson in May 1999, and our senior independent director in February this year.

Reuben Mark*†• – aged 65, is chairman and chief executive of the Colgate-Palmolive Company and a non-executive director of Time Warner Inc. He became a non-executive director of Pearson in 1988.

Vernon Sankey*•▲ – aged 54, was previously chief executive of Reckitt & Colman plc and is deputy chairman of Photo-Me International plc and Beltpacker plc. He is also a non-executive director of Taylor Woodrow plc, Zurich Financial Services AG and a board member of the UK's Food Standards Agency. He became a non-executive director of Pearson in 1993.

Rana Talwar†•▲ – aged 55, was previously group chief executive of Standard Chartered plc. He became a non-executive director of Pearson in March 2000.

Patrick Cescau• – aged 55, is a director of Unilever plc and Unilever NV. He will become chairman of Unilever plc and vice chairman of Unilever NV with effect from 30 September 2004. He became a non-executive director of Pearson in April 2002.

* a member of the audit committee.
† a member of the personnel committee.
• a member of the nomination committee.
▲ a member of the treasury committee.

Shareholder information

Payment of dividends to mandated accounts
Where shareholders have given instruction for payment to be made direct into a bank or building society, this is done through the Bankers Automated Clearing System (BACS), with the associated tax voucher showing the tax credit attributable to the dividend payment sent direct to the shareholder at the address shown on our register. If you wish the tax voucher to be sent to your bank or building society, please inform our registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3986 or, for those shareholders with hearing difficulties, textphone number 0870 600 3950.

Dividend reinvestment plan (DRIP)
The plan provides the benefit of giving shareholders the right to buy the company's shares on the London stock market with the cash dividend. If you would like further information about the DRIP, please contact Lloyds TSB Registrars. Telephone 0870 241 3018.

Personal Equity Plans (PEPs) and Individual Savings Accounts (ISAs)
The government no longer permits investment to be made in PEPs, although existing PEPs may be continued. Existing Corporate PEP and Single Company PEP holders who require further information about their PEPs should ring the HBOS helpline on 0870 606 6417. Lloyds TSB Registrars offer ISAs in Pearson shares. They can be contacted for information on 0870 242 4244.

Low cost share dealing facilities
A telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way of selling Pearson shares. Commission is 0.5% with a minimum charge of £20 for telephone dealing and £17.50 for internet dealing. For telephone sales call 0870 850 0852 between 8.30 am and 4.30 pm, Monday to Friday, and for internet sales log on to www.shareview.co.uk/dealing. You will need your shareholder reference number shown on your share certificate.

A postal facility, which provides a simple, low cost way of buying and selling Pearson shares, is available through the company's stockbroker, Cazenove & Co. Limited, 12 Tokenhouse Yard, London EC2R 7AN. Telephone 020 7588 2828. An alternative weekly postal dealing service is available through our registrars, telephone 0870 242 4244 for details.

ShareGift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small holdings of shares, whose value makes them uneconomic to sell. Details can be obtained from the ShareGift website at www.sharegift.org or by telephoning 020 7337 0501.

Shareholder information on-line
Lloyds TSB Registrars provide a range of shareholder information on-line. You can check your holding and find practical help on transferring shares or updating your details at www.shareview.co.uk. Lloyds TSB Registrars can be contacted for information on 0870 600 3970.

Information about the Pearson share price
The current price of Pearson ordinary shares can be obtained from the company's website, www.pearson.com, from FT.com or from Financial Times CityLine (telephone 0906 843 3620).

American Depositary Receipts (ADRs)
Pearson's ordinary shares are listed on the New York Stock Exchange in the form of ADRs and traded under the symbol PSO. Each ADR represents one ordinary share. All enquiries regarding registered ADR holder accounts and payment of dividends should be directed to The Bank of New York, the authorised depositary bank for Pearson's ADR programme, at The Bank of New York, Investor Services, P.O. Box 11258, Church Street Station, New York, NY 10286-1258, telephone 1-888 BNY ADRs (toll free within the US) or (1) 610 382 7836 (outside the US), or email shareowners@bankofny.com, or sign-in at www.stockbny.com. Voting rights for registered ADR holders can be exercised through The Bank of New York, and for beneficial ADR holders (and/or nominee accounts) through your US brokerage institution. Pearson will file with the Securities and Exchange Commission a report on Form 20-F that will contain a US GAAP reconciliation.

Advisers
Auditors PricewaterhouseCoopers LLP

Bankers HSBC Bank Plc

Brokers Cazenove & Co. Limited, Citigroup

Financial advisers Lazard Brothers & Co. Limited, J. Henry Schroder & Co. Limited

Solicitors Freshfields Bruckhaus Deringer, Herbert Smith and Morgan, Lewis & Bockius

Financial calendar for 2004	
Ex-dividend date	7 April
Record date	13 April
Last date for dividend reinvestment election	22 April
Annual general meeting	30 April
Payment date for dividend and share purchase date for dividend reinvestment	7 May
Interim results	26 July
Interim dividend	24 September

Principal offices worldwide

Pearson (UK)
80 Strand
London WC2R 0RL UK
T +44 (0)20 7010 2000
F +44 (0)20 7010 6060
firstname.lastname@pearson.com
www.pearson.com

Pearson (US)
1330 Avenue of the Americas
New York City, NY 10019 USA
T +1 212 641 2400
F +1 212 641 2500
firstname.lastname@pearson-inc.com
www.pearson.com

The Penguin Group (UK)
80 Strand
London WC2R 0RL UK
T +44 (0)20 7010 2000
F +44 (0)20 7010 6060
initiallastname@penguin.com
www.penguin.co.uk

The Penguin Group (US)
375 Hudson Street, New York City
NY 10014 USA
T +1 212 366 2000
F +1 212 366 2666
firstname.lastname@uspenguingroup.com
www.penguin.co.uk

Pearson Education
One Lake Street, Upper Saddle River
NJ 07458 USA
T +1 201 236 7000
F +1 515 284 6719
firstname.lastname@pearsoned.com
www.pearsoned.com

The Financial Times Group
Number One Southwark Bridge
London SE1 9HL UK
T +44 (0)020 7873 3000
F +44 (0)020 7873 3076
firstname.lastname@ft.com
www.ft.com

Pearson plc – Form of proxy

Reference Number | Card I.D. | Account Number

You may submit your proxy electronically at www.sharevote.co.uk using the above numbers.

I/We, being (a) member(s) of Pearson plc (the company), hereby appoint the chairman of the meeting○ or (indicate below)

as my/our proxy to attend and, on a poll, to vote for me/us on my/our behalf at the AGM of the company to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 30 April 2004 and at any adjournment of that meeting.

Please indicate with a ☒ in the boxes on the right how you wish the proxy to vote your share entitlement.

		For	Against	Vote withheld
Resolution 1	To receive the company's accounts and the reports of the directors and auditors	☐	☐	☐
Resolution 2	To declare a final dividend	☐	☐	☐
Resolution 3	To re-elect Dennis Stevenson°△ as a director	☐	☐	☐
Resolution 4	To re-elect John Makinson° as a director	☐	☐	☐
Resolution 5	To re-elect Reuben Mark°*† as a director	☐	☐	☐
Resolution 6	To re-elect Vernon Sankey°*△ as a director	☐	☐	☐
Resolution 7	To receive and approve the report on directors' remuneration	☐	☐	☐
Resolution 8	To reappoint PricewaterhouseCoopers LLP as auditors for the ensuing year	☐	☐	☐
Resolution 9	To authorise the directors to determine the remuneration of the auditors	☐	☐	☐
Resolution 10	To authorise the directors to exercise the powers of the company to allot ordinary shares	☐	☐	☐
Resolution 11	To increase the authorised share capital of the company	☐	☐	☐
Resolution 12	To waive the pre-emption rights conferred under the Companies Act 1985 to a limited extent	☐	☐	☐
Resolution 13	To authorise the company to purchase its own shares	☐	☐	☐
Resolution 14	To adopt new Articles of Association of the company	☐	☐	☐
Resolution 15	To extend the Worldwide Save for Shares Plan	☐	☐	☐

FOLD

** a member of the audit committee. † a member of the personnel committee. ° a member of the nomination committee. △ a member of the treasury committee.*

Signature | **Date**

To be valid, this form of proxy must be signed and returned to the company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TD in the enclosed prepaid envelope, so as to be received no later than 12 noon on Wednesday, 28 April 2004. In the case of a corporation this form of proxy should be executed under its common seal or under the hand of a duly authorised officer.

○If you wish to appoint someone other than the chairman as your proxy, delete the words 'the chairman of the meeting or' and insert the name of your proxy.

IF YOU INTEND COMING TO THE AGM PLEASE MARK THIS BOX ☐

See over for notes.

PEARSON

0383 – 003 – 1

Guidance notes on completing the form of proxy

You will find further details of the resolutions to be voted, together with the Notice of AGM, in the enclosed circular to shareholders. If you cannot attend the AGM you can appoint one or more persons, who need not be (a) member(s), to be your proxy to vote in accordance with your instructions. If no voting instructions are received your proxy will vote, or abstain from voting, as he/she thinks fit. In the case of joint holdings, the vote of the senior, whether in person or by proxy, will be accepted to the exclusion of the other joint holders. Seniority will be determined by the order in which the names appear in the register of members. If someone other than you signs this form, the letter of authority, power of attorney or a certified copy of the power of attorney authorising him/her to sign on your behalf must be sent with this form.

Electronic appointment

You can submit your proxy electronically at www.sharevote.co.uk and to do this you will need to use the Reference Number, Card I.D. and Account Number which are shown on this form.

Alternatively, a member who has a shareview portfolio registered with Lloyds TSB Registrars may log onto their portfolio at www.shareview.co.uk, click on 'Company Meetings' and follow the on-line instructions. If requested, Lloyds TSB Registrars will send an acknowledgement that the on-line proxy appointment has been lodged with them.

CREST electronic proxy appointment

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 30 April 2004 and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it relates to the appointment of a proxy or to an instruction to a previously appointed proxy, must be transmitted so as to be received by the issuer's agent (ID7RA01) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. No such messages received through the CREST network after this time will be accepted. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) takes(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) is/are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

PEARSON

Pearson plc – Attendance card

The Pearson plc Annual General Meeting
To be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 30 April 2004. If you wish to come to the meeting please bring this card with you and present it on arrival.

Getting to the Conference Centre by public transport
The Conference Centre is a five minute walk from Westminster and St James's Park underground stations and a 15 to 20 minute walk from Victoria mainline and underground stations.

Getting to the Conference Centre by car
Due to its central location, on-street parking around the Conference Centre is very limited. There are NCP car parks in Abingdon Street and Rochester Row, just a short walk from the Centre.


KING CHARLES ST.
GREAT GEORGE ST.
PARLIAMENT ST.
BRIDGE ST.
WESTMINSTER BR.
BIRDCAGE WALK
STOREY'S GATE
PARLIAMENT SQ
TOTHILL ST.
BROAD SANCTUARY
QUEEN ELIZABETH II CONFERENCE CENTRE
ABINGDON ST.
RIVER THAMES
BROADWAY
VICTORIA ST.
GREAT SMITH ST.

Pearson plc – Distribution of annual report and summary annual review

This year we have produced two documents – a full annual report including all the financial statements and the full report on directors' remuneration, and a summary annual review which includes a summary of the directors' report, a summary of the report on directors' remuneration and a summary financial statement. If you have received only the summary annual review and would like to receive the full annual report for 2003 and in the future, please tick the box below and return this form to our registrars in the enclosed prepaid envelope.

If you are happy to receive the summary annual review only then no further action is needed.

I would like to receive the full annual report for 2003 and in the future ☐

PEARSON

04 APR -7 AM 7:21

Letter from the Chairman on business to be transacted at the Annual General Meeting on Friday, 30 April 2004 and Notice of Annual General Meeting

This document is important and requires your immediate attention.
If you are in any doubt as to what action you should take, you should seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your ordinary shares in Pearson plc, please pass this document and the enclosed form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

A form of proxy for the Annual General Meeting is enclosed and should be completed and returned as soon as possible. To be valid, it must reach the company's registrars no later than 12 noon on Wednesday, 28 April 2004. Alternatively, you may register your vote on-line by visiting the website of our registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk. In order to register your vote on-line you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so wish.


CHAIR

Registered office: Pearson plc
80 Strand, London WC2R 0RL, UK
Registered in England. Registered number 53723

PEARSON

To Shareholders

25 March 2004

Dear Shareholder,

I am writing to give you details of the business which will be conducted at the Annual General Meeting (AGM) of Pearson plc (Pearson or the company) to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 30 April 2004. Shareholders of the company (shareholders) will be asked to consider and, if thought fit, approve resolutions in respect of the following matters:

Ordinary business

The company's accounts and reports of the directors of the company (directors) and auditors of the company (auditors);
The final dividend for the year ended 31 December 2003;
Re-election of directors;
Approval of the report on directors' remuneration;
Reappointment of PricewaterhouseCoopers LLP as auditors for the ensuing year;
Authority to determine the remuneration of the auditors; and
Authority to allot shares.

Special business

Increase in authorised share capital;
Waiver of pre-emption rights;
Authority to purchase own shares;
Amendments to the company's Articles of Association (Articles); and
Extension of the Worldwide Save for Shares Plan.

A brief description of these matters is set out below.

Notice of AGM

The Notice convening the AGM is set out on pages 8, 9 and 10 of this document.

Report and accounts and final dividend (resolutions 1 and 2)

The first item for consideration at the AGM will be the company's accounts and the reports of the directors and auditors for the financial year ended 31 December 2003. Separately, shareholders will also be asked to approve the payment of a final dividend of 14.8p per ordinary share in respect of the year ended 31 December 2003, as recommended by the directors. The dividend will be payable on 7 May 2004 to shareholders on the register at the close of business on 13 April 2004, the record date.

Re-election of directors (resolutions 3 to 6)

Four directors will retire by rotation at the AGM in accordance with the company's Articles and the requirements of the Combined Code on corporate governance. All four, Dennis Stevenson, John Makinson, Reuben Mark and Vernon Sankey will offer themselves for re-election.

Dennis Stevenson – chairman, aged 58, was appointed a non-executive director of Pearson in 1986 and became chairman in 1997. He is also chairman of HBOS plc and a non-executive director of Manpower Inc. in the US. **John Makinson** – chairman and chief executive officer of The Penguin Group, aged 49, joined the Pearson board in March 1996 and was finance director until June 2002. From 1994 to 1996 he was managing director of the Financial Times, and prior to that he founded and managed the investor relations firm Makinson Cowell. He was appointed chairman of The Penguin Group in May 2001. He is also chairman of Interactive Data Corporation in the US and a non-executive director of George Weston Limited in Canada. **Reuben Mark** – aged 65, is chairman and chief executive of the Colgate-Palmolive Company and a non-executive director of Time Warner Inc. He became a non-executive director of Pearson in 1988. **Vernon Sankey** – aged 54, was previously chief executive of Reckitt & Colman plc and is deputy chairman of Photo-Me International plc and Beltpacker plc. He is also a non-executive director of Taylor Woodrow plc, Zurich Financial Services AG and a board member of the UK's Food Standards Agency. He became a non-executive director of Pearson in 1993.

Report on directors' remuneration (resolution 7)

Shareholders will be asked to approve the report on directors' remuneration in accordance with the provisions of the Directors' Remuneration Report Regulations 2002.

Auditors (resolutions 8 and 9)

Resolutions will be proposed to reappoint PricewaterhouseCoopers LLP as auditors until the conclusion of the AGM in 2005 and to authorise the directors to determine the remuneration of the auditors.

Renewal of the directors' authority to allot shares (resolution 10)

Shareholders will be asked, pursuant to the provisions of section 80 of the Companies Act 1985 (the Act), to update the authority for the allotment of shares which was conferred on the board of directors at the last AGM on 25 April 2003. This resolution is conditional on resolution 11 being passed. If both resolutions are passed, the new five year authority would permit the allotment of up to approximately 267 million ordinary shares (representing approximately 33% of Pearson's issued ordinary share capital at 1 March 2004) over and above those committed to the various share option and employee share plans. The directors have no current intention to exercise this authority.

Proposed increase in authorised share capital (resolution 11)

Shareholders will be asked to approve an increase in the authorised ordinary share capital of the company to ensure that a reasonable amount of unissued equity is available to take advantage of opportunities for expansion which may arise in the future. If this resolution is passed, there will be some 380 million ordinary shares unissued, including some 107 million ordinary shares (representing approximately 9% of the enlarged authorised ordinary share capital) reserved for the various share option and employee share plans. The increase represents some 0.3% of the current authorised ordinary share capital.

Waiver of pre-emption rights (resolution 12)

A resolution will also be proposed to waive (under the provisions of section 95 of the Act) the statutory pre-emption provisions applicable to the allotment of equity securities for cash contained in section 89 of the Act. Accordingly, resolution 12 proposes a five year authority to issue ordinary shares for a cash consideration either by way of a rights issue or to persons other than existing shareholders, in the latter case limited to a total of some 40 million ordinary shares, representing approximately 5% of Pearson's issued ordinary share capital at 1 March 2004.

Authority to purchase own shares (resolution 13)

Shareholders will be asked to renew for a further year the authority given to the directors at the AGM held on 25 April 2003 to authorise the market purchase by Pearson of a proportion of its issued ordinary share capital, subject to the limits referred to below.

Last year's authority has not been exercised, but the directors consider it prudent to be able to act at short notice if circumstances warrant. In considering the purchase of ordinary shares, the directors will follow the procedures laid down in the Act and will take into account cash resources, capital requirements and the effect of any purchase on gearing levels and on earnings per equity share. They will only consider exercising the authority when satisfied that it is in the best interests of the company to do so, having first considered the other investment opportunities open to the company.

A purchase by the company of its own shares pursuant to this authority will be paid for out of distributable profits. Any shares which are repurchased will be cancelled and an amount equal to the amount by which the issued capital is diminished will be transferred to a capital redemption reserve. However, if the proposed amendments to the Articles are approved, the company will be able to hold or deal with such shares in accordance with section 162A of the Act, as described below.

The authority, which will expire no later than 29 July 2005, will be limited to the purchase of 80 million ordinary shares, representing approximately 10% of Pearson's issued ordinary share capital at 1 March 2004. The maximum price (excluding expenses) to be paid per ordinary share on any occasion will be restricted to 105% of the average of the market values of ordinary shares for the five business days before the purchase is made, and the minimum price will be 25p per ordinary share.

Shareholders should understand that the maximum number of shares and the price range are stated merely for the purposes of compliance with statutory and UK Listing Authority's requirements in seeking this authority and should not be taken as any representation of the terms upon which the company intends to make such purchases. The directors have no current intention to exercise this authority.

The total number of options to subscribe for ordinary shares which were outstanding as at 1 March 2004, the latest practicable date prior to the publication of this circular, was 32 million, which represents 3.95% of the issued share capital of the company as at that date and would represent 4.38% of the company's issued share capital, if the maximum number of 80 million shares were to be purchased by the company.

Amendments to the Articles of Association (resolution 14)

Shareholders will be asked to approve the proposed amendments to the Articles of Pearson. Copies of the proposed amendments to the Articles are available for inspection on www.pearson.com, at the registered office of Pearson and at the place of the general meeting 15 minutes prior to and during the meeting.

The current Articles were adopted by a special resolution passed on 2 May 1986 and last amended by a special resolution on 3 May 1996. The proposed amendments to the Articles take account of recent legislation, current market practice and appropriate corporate governance standards. The opportunity has also been taken to incorporate additional advisable technical and other minor amendments. The following changes are drawn to the shareholders' attention:

Electronic Communications The Articles will be amended in order to make provision for electronic communications between the company and shareholders and between the company and its directors. So far the company has relied on slightly less extensive provisions in the Act for these purposes.

Allotment of Relevant Securities and Disapplication of Pre-emption Rights Amendments will be made to update and reflect the provisions required in order to: (i) authorise the directors of the company to allot relevant securities in accordance with section 80 of the Act; and (ii) in accordance with section 95 of the Act, disapply the statutory pre-emption rights applicable to the allotment of equity securities for cash contained in section 89 of the Act. The amendments reflect market practice and are in a form that complies with the relevant requirements of the Listing Rules of the UK Listing Authority (Listing Rules) and the Act.

Treasury Shares The Articles are to be amended so that, when the company makes a purchase of its shares out of its distributable profits, the company will be able to hold or deal with the shares in accordance with section 162A of the Act. This would enable the company to hold the shares as treasury shares, sell them for cash, cancel them or transfer them pursuant to an employees' share scheme.

Uncertificated Shares Pursuant to the Uncertificated Securities Regulations 2001, shares can be held and transferred in uncertificated form (i.e. in CREST). Various parts of the Articles will be amended and updated to take account of ordinary shares of the company being held and transferred in both certificated and uncertificated forms.

Directors' Authorities, Powers, Benefits and Retirement The Articles will be amended to update the directors' authorities and powers by, amongst other things: (i) enabling them to deal with fractions of shares as they think fit pursuant to a company's resolution to consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; (ii) allowing the directors to authenticate and certify as true copies extracts from documents, books and records of the company; and (iii) permitting the directors to approve methods by which the company sends any notice or other document pursuant to the Articles to a shareholder. The provisions governing the retirement and remuneration of non-executive directors have also been updated, among other things providing that the limit on their aggregate remuneration shall be £500,000. Such provisions comply with the Combined Code on corporate governance.

Meetings of Members Various provisions relating to meetings of members of the company will be updated by, for example: (i) permitting the company to hold a general meeting simultaneously in more than one place where appropriate audio and visual links have been set up; and (ii) permitting the directors to change the place and/or postpone the time at which a meeting of members is to be held.

Proxies Minor amendments governing the appointment and authorities of proxies will be made to the Articles.

Notices The Articles will be amended to enable the company to communicate with its members in a more efficient manner by, for example, posting notices on the company's website or by other means of electronic communications.

Additional Amendments Additional amendments have been incorporated to ensure that the Articles comply with the Listing Rules and the Act as well as to reflect market practice and provisions appropriate to articles of association of a large UK listed company. Pearson encourages its shareholders to review the full provisions of the proposed amendments to the Articles.

Extension of the Worldwide Save for Shares Plan (resolution 15)

For many years Pearson has been a market leader in encouraging share ownership by employees at all levels. In recent years this has been recognised most notably through awards from ProShare for best performance in fostering employee share ownership and from the Global Equity Organisation for most innovative and creative share plan design for a public company.

Since 1982, Pearson has encouraged employees to become shareholders via savings-related share option arrangements. This enables employees to purchase ordinary shares at a favourable price, using the proceeds of a savings account to which they make monthly contributions for a three or five year period. These arrangements were originally introduced for UK employees, but now operate on a worldwide basis – Pearson's Worldwide Save for Shares Plan (the Plan). The Plan is operated in the UK as an Inland Revenue approved savings-related share option scheme (the UK Plan). The UK Plan was approved by shareholders in 1992, on terms which also authorised the directors to implement equivalent arrangements for employees based outside the UK. The Plan now operates in some 60 countries worldwide. In 2000, shareholders approved the introduction of a separate Employee Stock Purchase Plan in the US.

The Worldwide Save for Shares Plan now requires renewal. As the underlying UK legislation has not changed materially since 1992, Pearson is proposing to extend the life of the existing UK Plan by a further ten years, until 2014. In addition, Pearson wishes to renew the directors' authority to continue to operate equivalent arrangements for non-UK employees. Resolution 15 on page 10 sets out the relevant resolution which shareholders will be invited to approve at the AGM.

A summary of the Plan is set out in the Appendix.

Annual General Meeting

The resolutions referred to in this letter are included in the Notice of AGM set out on pages 8, 9 and 10 of this document. The AGM is to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 30 April 2004. If you are unable to attend the meeting, please complete and return the enclosed form of proxy in the prepaid envelope provided so as to reach the company's registrars not less than 48 hours before the time of the meeting. Alternatively, you may register your vote on-line by visiting the website of our registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk. In order to register your vote on-line you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the AGM and voting in person should you so wish. If you are unable to attend the AGM in person but would like to ask a question anyway, please e-mail dennisstevenson-agm@pearson.com.

Recommendation

In the opinion of the directors, the passing of resolutions 1 to 15 is in the best interests of the company and its shareholders as a whole. Your directors unanimously recommend you to vote in favour of resolutions 1 to 15 as they intend to do in respect of their beneficial holdings.

Yours sincerely

Dennis Stevenson, chairman

Directors
H D Stevenson (chairman)
M M Scardino (chief executive)
D C M Bell (director for people)
R A Fairhead (chief financial officer)
P W Jovanovich (chief executive of Pearson Education)
J C Makinson (chairman and chief executive of The Penguin Group)
T Burns
P J Cescau
R Mark
V L Sankey
G S Talwar

Notice of Annual General Meeting

12 noon on Friday, 30 April 2004

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (AGM) of Pearson plc (the company) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 30 April 2004 for the following purposes:

Ordinary business

1. To receive and consider the accounts of the company and reports of the directors of the company (directors) and auditors for the year ended 31 December 2003;
2. To declare a final dividend on the ordinary shares, as recommended by the directors;
3. To re-elect Dennis Stevenson as a director;
4. To re-elect John Makinson as a director;
5. To re-elect Reuben Mark as a director;
6. To re-elect Vernon Sankey as a director;
7. To receive and approve the report on directors' remuneration;
8. To reappoint PricewaterhouseCoopers LLP as auditors for the ensuing year;
9. To authorise the directors to determine the remuneration of the auditors; and
10. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, subject to the passing of resolution 11 set out in the Notice of AGM dated 25 March 2004, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £66,871,000, such authority to expire no later than 29 April 2009 (unless previously renewed, varied or revoked by the company in general meeting), provided that: (i) the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and (ii) the authority conferred on the directors shall be in substitution for the authority conferred on the directors pursuant to resolution 11 passed at the AGM of the company held on 25 April 2003.

Special business

11. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, the authorised ordinary share capital of the company of £294,500,000 be and is hereby increased by £1,000,000 to £295,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

12. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, the board of directors of the company (board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 10 in the Notice of AGM dated 25 March 2004 (or, if resolution 10 is not passed or does not become unconditional, pursuant to the authority conferred by resolution 11 passed at the AGM held on 25 April 2003), as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited: (i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and (ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,030,000; and further, that this power shall expire no later than 29 April 2009 (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

13. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, pursuant to article 9 of the company's Articles of Association, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that: (i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000; (ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses; (iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares for the five business days before the purchase is made; (iv) the authority hereby conferred shall expire on 29 July 2005, unless such authority is renewed on or prior to such date; and (v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

14. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, the document produced to the meeting, which for the purposes of identification has been signed by the chairman of the board, be and is hereby adopted as the Articles of Association of the company in substitution for, and to the exclusion of, the present Articles of Association of the company.

15. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT
(i) the Pearson plc UK Worldwide Save for Shares Plan (formerly known as the Pearson plc Save As You Earn Share Option Scheme), in the form described in the circular to members of the company dated 25 March 2004, be and it is hereby renewed and extended until 30 April 2014;
(ii) the directors be and they are hereby empowered to continue to operate savings-related share option plans in countries other than the UK on terms similar to and subject to the overall limits contained in the Pearson plc UK Worldwide Save for Shares Plan; and
(iii) the directors from time to time of the company be and they are hereby authorised to be counted in the quorum at a meeting of the directors and to vote as directors on any matter connected with the Pearson plc UK Worldwide Save for Shares Plan or any plan established pursuant to (ii) above, notwithstanding that they may be interested in the same.

By order of the board

Philip Hoffman – secretary – 25 March 2004

Notes

1. Ordinary shareholders only are entitled to attend and vote at this AGM. Any such shareholder may appoint one or more persons (whether members of the company or not) to act as his/her proxies to attend and vote instead of him/her. The form of proxy for use at the meeting must be deposited, together with any power of attorney or authority under which it is signed, at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TD, not less than 48 hours before the time appointed for the meeting or any adjourned meeting. An appropriate form of proxy is enclosed. Alternatively, you may register your vote on-line by visiting the website of the company's registrars, Lloyds TSB Registrars, at www.sharevote.co.uk or, if you have a portfolio registered with Lloyds TSB Registrars, by logging onto www.shareview.co.uk. In order to register your vote on-line you will need to enter the Reference Number, Card I.D. and Account Number which are given on the enclosed form of proxy. If you are a member of CREST, you may register the appointment of a proxy by using the CREST electronic proxy appointment service. Further details are contained in the form of proxy. Completion of a form of proxy, or the appointment of a proxy electronically, will not stop you from attending the meeting and voting in person should you so wish.

2. Copies of the contracts of service between the directors and subsidiaries of the company, the proposed amendments to the Articles of Association of the company and the rules of the Pearson plc UK Worldwide Save for Shares Plan, are available for inspection at the company's registered office during normal business hours on any weekday (Saturdays and public holidays excluded). The contracts and other documents mentioned above will also be available for inspection during the AGM and for 15 minutes before it starts. The register of directors' interests will also be available for inspection from the commencement of the AGM until its conclusion.

3. The company, pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the company at 6 pm on Wednesday, 28 April 2004 shall be entitled to attend and vote at the aforesaid AGM in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6 pm on Wednesday, 28 April 2004 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

Appendix

The Pearson plc Worldwide Save for Shares Plan

Pearson plc (the company) wishes to obtain approval for the renewal of the Worldwide Save for Shares Plan (the Plan). The Plan was approved by shareholders in 1982 and was renewed in 1992. It is proposed to extend the life of the Plan until May 2014. The approval of this extension will also have the effect of ratifying options granted under the UK Plan (as defined below) in 2003. The Inland Revenue has indicated that the approved tax status of options granted under the UK Plan in 2003 will be preserved if this resolution is duly passed. The following paragraphs summarise the main features of the Plan in the form in which it will be renewed.

The Plan is operated in the UK as an Inland Revenue approved savings-related share option scheme (the UK Plan). The UK Plan provides for eligible employees of companies in the Pearson Group who enter into a save-as-you-earn contract (a Savings Contract) to be granted an option to acquire ordinary shares in the company. The price, which will be determined by the directors of the company (directors), may not be less than the higher of: (i) 80 per cent of the middle-market quotation for such shares as derived from the London Stock Exchange Daily Official List for the last but one dealing day preceding the date invitations to apply for options are issued to employees; and (ii) if the shares are to be subscribed, their nominal value. The number of shares over which an option may be granted is limited to that number of shares which may be acquired at the exercise price out of the repayment proceeds of the relevant Savings Contract (including any bonus thereon).

A Savings Contract must be taken out with an appropriate savings body approved by the company for the purposes of the Income Tax (Employment and Pensions) Act 2003 providing for contributions to be made of between £5 and £250 (or, if permitted by legislation, up to £400) a month for a period of three or five years. The amount of the monthly contributions may be scaled down by the directors if applications exceed the number of shares available for the grant of options. A bonus is payable under the Savings Contract after the three or five year period. Alternatively, an eligible employee elected for a five year savings period can elect to take a bonus after seven years.

All UK resident employees of companies in the Pearson Group are entitled to participate in the UK Plan.

Invitations to apply for options may only be issued within six weeks after the announcement of the company's results for any period. No options may be granted more than ten years after the extension of the Plan on 30 April 2004.

Options will normally only be exercisable for a period of six months commencing on the date the bonus is payable and if not exercised by the end of that period will lapse. Options may, however, be exercised earlier than this in certain specified circumstances, including death, reaching a specified retirement age appropriate to the company concerned, or on ceasing employment due to injury, disability or redundancy, or on the sale of the business or subsidiary for which the employee works; or provided the option has been held for at least three years on early retirement or ceasing employment following maternity leave. If an employee leaves the Pearson Group in other circumstances, his option will lapse. Exercise is allowed in the event of an amalgamation, reconstruction or takeover of the company; alternatively, options may, with the agreement of an acquiring company, be exchanged for options over shares in the acquiring company or a company associated with the acquiring company. Options may also be exercised in the event of the voluntary winding-up of the company. Where options are exercised before the bonus date, the employee may only acquire the number of shares that can be purchased with the accumulated savings up to the date of exercise plus interest (if any).

Options are not transferable and may only be exercised by the persons to whom they are granted or their personal representatives. Benefits under the Plan are not pensionable.

No more than an aggregate maximum of 10 per cent of the company's issued ordinary share capital will be made available for issue under the Plan and all other company share plans in any ten year period. This percentage limit does not apply where options are satisfied by a transfer of existing shares.

In the event of any capitalisation or rights issue by the company, or of any consolidation, sub-division, or reorganisation of its share capital, the number of shares subject to any option and the exercise price may be adjusted by its directors with the approval of the Inland Revenue, subject to the company's auditors confirming that such adjustment is, in their opinion, fair and reasonable.

The directors may amend the Plan. However, the provisions governing eligibility requirements, equity dilution, individual participation limits and the adjustments that may be made following a rights issue or any other variation of capital cannot be altered to the advantage of eligible employees or participants without the prior approval of shareholders in general meeting (except for minor amendments to benefit the administration of the Plan, to take account of a change in legislation or developments in the law affecting the Plan or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Plan or for any member of the Group). In addition, no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent. Amendments to the Plan must be approved by the Inland Revenue.

Similar arrangements are made available for non-UK employees. Separate plans are necessary to satisfy local requirements in overseas countries, and because such plans are not subject to various statutory requirements imposed under UK tax legislation. Resolution 15 will renew the directors' authority to continue to operate these arrangements for non-UK employees.

signed by Radley Yeldar
nted by CTD Capita



PEARSON

www.pearson.com




WRONG
WAY